

Presidio Property Trust, Inc.
The Contrarian Real Estate Investment Trust

2025 Annual Report

 A Simple, Frugal, Thrifty,
Prudent, Cost-Cutting,
Straightforward Approach to
Real Estate Investment Trusts.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-34049

Presidio Property Trust, Inc.

(Exact name of registrant as specified in its charter)

Maryland	33-0841255
(State of other jurisdiction of incorporation or organization)	**(IRS Employer Identification Number)**

4995 Murphy Canyon Road, Suite 300, San Diego, CA 92123
(Address of principal executive offices)

(760) 471-8536
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each Exchange on Which Registered
Series A Common Stock, $0.01 par value per share	SQFT	The Nasdaq Stock Market LLC
9.375% Series D Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value per share	SQFTP	The Nasdaq Stock Market LLC
Series A Common Stock Purchase Warrants to Purchase Shares of Common Stock	SQFTW	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the common stock held by non-affiliates of the registrant as of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $5.2 million based upon the closing price reported for such date on the Nasdaq Capital Market. At March 27, 2026, the registrant had issued and outstanding 1,441,678 shares of its Series A Common Stock $0.01 par value per share.

DOCUMENTS INCORPORATED BY REFERENCE

Part III, Items 10, 11, 12, 13 and 14 incorporate by reference certain specific portions of the definitive Proxy Statement for Presidio Property Trust's 2026 Annual Meeting of Stockholders. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended December 31, 2025 pursuant to Regulation 14A. Only those portions of the proxy statement which are specifically incorporated by reference herein shall constitute a part of this annual report.

PRESIDIO PROPERTY TRUST, INC.

FORM 10-K – ANNUAL REPORT
For the year ended December 31, 2025

TABLE OF CONTENTS

Page

Part I

ITEM 1.	BUSINESS	2
ITEM 1A.	RISK FACTORS	10
ITEM 1B.	UNRESOLVED STAFF COMMENT	38
ITEM 1C	CYBERSECURITY	39
ITEM 2.	PROPERTIES	40
ITEM 3.	LEGAL PROCEEDINGS	44
ITEM 4.	MINE SAFETY DISCLOSURES	44

Part II

ITEM 5.	MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	44
ITEM 6.	RESERVED	47
ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	48
ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	63
ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	63
ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	64
ITEM 9A.	CONTROLS AND PROCEDURES	64
ITEM 9B.	OTHER INFORMATION	64
ITEM 9C.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS	64

Part III

ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	65
ITEM 11.	EXECUTIVE COMPENSATION	65
ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	65
ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE	65
ITEM 14.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	65

Part IV

ITEM 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES	66
ITEM 16.	FORM 10-K SUMMARY	

CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS, RISK FACTORS AND INDUSTRY DATA

This Form 10-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, many of which are beyond our control. Our actual results could differ materially and adversely from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in this Form 10-K. Important factors that may cause actual results to differ from projections include, but are not limited to:

- inherent risks associated with real estate investments and with the real estate industry;

- significant competition may decrease or prevent increases in our properties' occupancy and rental rates and may reduce the value of our properties;

- a decrease in demand for commercial space and model homes and/or an increase in operating costs;

- failure by any major tenant (or a substantial number of tenants) to make rental payments to us because of a deterioration of its financial condition, an early termination of its lease, a non-renewal of its lease, or a renewal of its lease on terms less favorable to us;

- challenging economic conditions facing us and our tenants may have a material adverse effect on our financial condition and results of operations;

- our failure to generate sufficient cash to pay dividends and to service or retire our debt obligations in a timely manner;

- our inability to borrow or raise sufficient capital to maintain or expand our real estate investment portfolio;

- adverse changes in the real estate financing markets, including potential increases in interest rates and/or borrowing costs;

- potential losses, including from adverse weather conditions, natural disasters and title claims, may not be covered by insurance;

- inability to complete acquisitions or dispositions and, even if these transactions are completed, failure to successfully operate acquired properties or sell properties without incurring significant defeasance costs;

- our reliance on third-party property managers to manage a substantial number of our properties and brokers and/or agents to lease our properties;

- decrease in supply and/or demand for single family homes, inability to acquire additional model homes, and increased competition to buy such properties;

- failure to continue to qualify as a REIT;

- adverse results of any legal proceedings;

- changes in laws, rules and regulations affecting our business;

- the possibility that we may not comply with the continued listing requirements of the Nasdaq Capital Market ("Nasdaq"), which may result in our common stock being delisted, which could affect our common stock's market price and liquidity and reduce our ability to raise capital;

- the possibility that if any of the banking institutions in which we deposit funds ultimately fails, we may lose any amounts of our deposits over federally insured levels which could reduce the amount of cash we have available to distribute or invest and could result in a decline in our value;

- the potential adverse effects of a resurgence of the COVID-19 pandemic or of new epidemics, pandemics or public health crises and ensuing economic turmoil on our financial condition, results of operations, cash flows and performance, particularly our ability to collect rent, on the financial condition, results of operations, cash flows and performance of our tenants, and on the global economy and financial markets, adverse economic conditions in the real estate market and overall financial market fluctuations; and

- the other risks and uncertainties discussed in "Risk Factors" and elsewhere herein

All statements, other than statements of historical facts, included in this Form 10-K regarding our strategy, future operations, financial position, estimated revenue or losses, projected costs, prospects, current expectations, forecasts, and plans and objectives of management are forward-looking statements. When used in this Form 10-K, the words "will," "may," "believe," "anticipate," "intend," "estimate," "expect," "should," "project," "plan," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this Form 10-K. We do not undertake any obligation to update any forward-looking statements or other information contained in this Form 10-K, except as required by federal securities laws. You should not place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements in this Form 10-K are reasonable, we cannot assure you that these plans, intentions or expectations will be achieved. We have disclosed important factors that could cause our actual results to differ materially from our expectations under the "Risk Factors" section and elsewhere in this Form 10-K. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

Information regarding market and industry statistics contained in this Form 10-K is included based on information available to us that we believe is accurate. We have not reviewed or included data from all sources, and we cannot assure you of the accuracy or completeness of the data included in this Form 10-K. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services. We undertake no obligation to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements. See the "Risk Factors" section of this Form 10-K for a more detailed discussion of uncertainties and risks that may impact future results.

ITEM 1. BUSINESS

OVERVIEW AND CORPORATE STRUCTURE

Presidio Property Trust, Inc. ("we", "our", "us" or the "Company") is an internally-managed real estate investment trust ("REIT"). We were incorporated in the State of California on September 28, 1999, and in August 2010, we reincorporated as a Maryland corporation. In October 2017, we changed our name from "NetREIT, Inc." to "Presidio Property Trust, Inc." We are a publicly traded company on Nasdaq, and registered under the Securities Exchange Act of 1934, as amended (the *"Exchange Act"*). Through the Company, its subsidiaries and its partnerships, we own 10 commercial properties in fee interest and have partial interests in two commercial properties through our interests in various affiliates in which we serve as general partner, member and/or manager. Each of the limited partnerships is referred to as a "DownREIT." In each DownREIT, we have the right, through put and call options, to require our co-investors to exchange their interests for shares of our Series A Common Stock, or our common stock, at a stated price after a defined period (generally five years from the date they first invested in the entity's real property), the occurrence of a specified event or a combination thereof. The Company is a limited partner in five partnerships and sole shareholder in one corporation, which entities purchase and lease model homes to and from homebuilders.

MARKET AND BUSINESS STRATEGY

The Company invests in a diverse multi-tenant portfolio of real estate assets. Beginning in 2015, we began to focus our commercial portfolio primarily on office and industrial properties ("Office/Industrial Properties") and model homes ("Model Home Properties"). Our commercial properties are currently located in Colorado, North Dakota, California, Maryland and Texas. Our commercial property tenant base is highly diversified and consists of approximately 131 individual commercial tenants, including month to month leases, with an average remaining lease term of approximately 3.0 years as of December 31, 2025. As of December 31, 2025, one commercial tenant represented 6.90% of our annualized based rent, while our ten largest tenants represented approximately 37.69% of our annualized base rent. Our Model Home Properties are leased back, on a triple-net basis, to homebuilders. Of our model home properties, approximately 69% of our model homes are leased to one homebuilder. The Model Home Properties are held by three affiliated limited partnerships and one wholly-owned corporation, all of which we control. As of December 31, 2025, our Model Home Properties are located in four states, Alabama, Texas, Tennessee, and Arizona. For more information, see Part II - Item 7. Management's Discussion and Analysis of Financial Condition and Result of Operations included elsewhere in this Annual Report on Form 10-K.

Our main objective is to maximize long-term stockholder value through the management, leasing and selective redevelopment of our existing commercial property portfolio, and selectively acquiring future properties which are anticipated to provide accretive economic returns. We focus on regionally dominant markets across the United States which we believe have attractive growth dynamics driven in part by important economic factors such as strong employment growth; net in-migration of a highly educated workforce; a large student population; the stability provided by major healthcare systems; government or other large institutional employer presence; low rates of unemployment; and lower cost of living versus gateway markets. We seek to maximize returns through investments in markets with limited supply, high barriers to entry, and stable and growing employment drivers. Our model home portfolio supports the objective of maximizing stockholder value by focusing on purchasing new single-family model homes and leasing them back to experienced homebuilders. We operate the model home portfolio in markets where we can diversify by geography, builder size, and model home purchase price.

RECENT DEVELOPMENTS

Significant Transactions in 2025 and 2024

Acquisitions during the year ended December 31, 2025:

- We acquired 22 Model Home Properties and leased them back to the homebuilders under triple net leases during the year ended December 31, 2025. The purchase price for these properties was approximately $9.4 million. The purchase price consisted of cash payments of approximately $2.8 million and mortgage notes of approximately $6.6 million.

Acquisitions during the year ended December 31, 2024:

- We acquired 19 Model Home Properties and leased them back to the homebuilders under triple net leases during the year ended December 31, 2024. The purchase price for the properties was approximately $9.7 million. The purchase price consisted of cash payments of approximately $3.0 million and mortgage notes of approximately $6.7 million.

We review our portfolio of investment properties for value appreciation potential on an ongoing basis, and dispose of any properties that no longer satisfy our requirements in this regard, taking into account tax and other considerations. The proceeds from any such property sale, after repayment of any associated mortgage or repayment of secured or unsecured indebtedness, are available for investing in properties that we believe will have a greater likelihood of future price appreciation.

Dispositions during the year ended December 31, 2025:

During year ended December 31, 2025, we disposed of the following properties:

- 20 model homes for approximately $9.8 million, net of sales costs, and the Company recognized a gain of approximately $1.0 million.

- On February 6, 2025, the Company sold two commercial properties, Union Town Center and Research Parkway, to a single buyer for approximately $15.9 million, net of selling costs, and recognized a net gain of approximately $4.5 million net of closing costs.

Dispositions during the year ended December 31, 2024:

During year ended December 31, 2024, we disposed of the following properties:

- 51 model homes for approximately $24.8 million and the Company recognized a gain of approximately $3.4 million.

Model Home Properties

Our Model Home Properties are located in four states throughout the United States. As of December 31, 2025, we owned 80 model homes with a net book value of approximately $36.7 million. Of the 80 model homes in our portfolio, 63 of them are wholly owned through NetREIT Model Homes, Inc. and make up approximately 78.7% of the total rental income from our model home portfolio.

Our Model Home business was started in March 2010 through the acquisition of certain assets and rights from Dubose Model Homes USA. Our model home business ("**PPT Model Homes**") is engaged in the business of acquiring model homes from third party homebuilders in sale-leaseback transactions whereby a homebuilder sells the Model Home to PPT Model Homes and leases back the Model Home under a triple net lease (*"NNN"*) for use in marketing its residential development.

We currently operate four limited partnerships in connection with PPT Model Homes: Dubose Model Home Investors #203, LP ("**DMHI #203**"), Dubose Model Home Investors #204, LP ("**DMHI #204**"), Dubose Model Home Investors #205, LP ("**DMHI #205**"), and Dubose Model Home Investors #207, LP ("**DMHI #207**"). Previously, we operated six entities for the year ended December 31, 2024. As of the same period ending 2025, two of our previous partnerships, Dubose Model Home Investors #202 LP ("**DMHI #202**") and Dubose Model Home Investors #206 LP ("**DMHI #206**"), were dissolved following the sale of their assets. The limited partnerships typically raise private equity to invest in Model Home Properties and lease them back to the homebuilders. When the model homes' lease ends, these properties are sold to independent third parties as residential homes. As of the filing of this report, the Company owned:

- 2.3% of DMHI #203, which raised $4.4 million, and was formed to raise up to $5.0 million through the sale of partnership units. As of the filing of this report, this partnership sold its final home.

- 3.6% of DMHI #204, which raised $2.8 million, and was formed to raise up to $5.0 million through the sale of partnership units.

- 4.0% of DMHI #205, which has raised $2.5 million, and was formed in 2019 to raise up to $5.0 million through the sale of partnership units.

- 3.5% of DMHI #207, which has raised $2.6 million, and was formed in 2023 to raise up to $5.0 million through the sale of partnership units. This partnership continues to raise capital through the sale of additional limited partnership units.

- 100% of NetREIT Model Homes, Inc.

We provide management services to our limited partnerships through our wholly-owned subsidiaries, NetREIT Advisors, LLC ("NetREIT Advisors") and Dubose Advisors LLC ("Dubose Advisors"), which we refer to collectively as the Advisors. For their services, each of the Advisors receives ongoing management fees, acquisition fees and has the right to receive certain other fees when a partnership sells or otherwise disposes of a model home. NetREIT Advisors manages NetREIT Model Homes, Inc. and Dubose Advisors manages DMHI #202, DMHI #203, DMHI #204, DMHI #205, DMHI #206, and DMHI #207. As of December 31, 2025, Dubose Model Home Investors #202, LP, Dubose Model Home Investors #203, LP and Dubose Model Home Investors #206, LP had no remaining assets.

Share Repurchase Program

While we will continue to pursue value creating investments, the Board of Directors believes there is significant embedded value in our assets that is yet to be realized by the market. Therefore, returning capital to stockholders through a repurchase program is an attractive use of capital currently. In November 2023, the Board of Directors authorized a stock repurchase program of up to $6.0 million of outstanding shares of our Series A Common Stock and up to $4.0 million of our Series D Preferred Stock which expired in November 2024. In December 2024, the Board of Directors authorized a stock repurchase program of up to $6.0 million of outstanding shares of our Series A Common Stock and up to $4.0 million of our Series D Preferred Stock, which the Board of Directors did not renew in December 2025. During the year ended December 31, 2025, we repurchased 16,080 shares of our Series A Common Stock, with an average price of $4.79 per share, including a commission of $0.025 per share, for a total cost of $77,092 for the Series A Common Stock. This does not include the shares repurchased in the fixed price self-tender offer (the "Tender Offer") during April-May 2025 as noted below. During the year ended December 31, 2025, the Company repurchased 23,346 shares of our Series D Preferred Stock at an average price of approximately $14.76 per share, including a commission of $0.035 per share, for a total cost of $344,503 for the Series D Preferred Stock. Any repurchased shares are treated as authorized and unissued in accordance with Maryland law and shown as a reduction of stockholders' equity at cost.

On April 8, 2025, we commenced the Tender Offer, a fixed price self-tender offer to purchase for cash all odd lots plus up to 200,000 shares of the Company's Series A common stock, par value $0.01 per share, properly tendered and not properly withdrawn prior to the expiration date, subject to the Company's ability to increase the number of shares accepted for payment in the Tender Offer by up to 2% of the Company's outstanding common stock (resulting in an increase of up to approximately 28,308 shares) without amending or extending the Tender Offer in accordance with rules promulgated by the SEC, at $6.80 per share, net to the seller in cash, less any applicable withholding taxes and without interest. The Tender Offer expired at 11:59 pm, New York City time, on May 5, 2025. Based on the final count by the depositary for the Tender Offer, 214,412 shares of Series A common stock were validly and successfully tendered and not properly withdrawn, including tenders of shares for which the tender was defective but for which the Company waived such defects. Pursuant to the terms of the Tender Offer, the Company accepted for purchase 214,412 shares of Series A common stock, including 1,209 odd lot shares. Total cash required to complete the Tender Offer was approximately $1,458,000, excluding fees and expenses related to the Tender Offer. We believe that the Tender Offer provided an efficient mechanism to provide our stockholders who desired immediate liquidity with the opportunity to tender shares at a favorable price relative to the current market price and without incurring broker's fees associated with most secondary market sales, while also providing a benefit to those stockholders who did not participate, as such stockholders automatically increased their relative percentage ownership interest in the Company and our future operations, including any liquidity events that we may have in the future. Another purpose of the Tender Offer was to reduce the number of our issued and outstanding shares and to reduce or eliminate all of our odd lots. Overall, we believe that the Tender Offer was a prudent use of our financial resources given our business profile, capital structure, assets and liabilities.

Warrant Dividend

In January 2022, we distributed the Series A Warrants to holders of our Series A Common Stock as of the record date of January 14, 2022. The Series A Warrants and the shares of Series A Common Stock issuable upon the exercise of the Series A Warrants were registered on a registration statement that was filed with the Securities and Exchange Commission (the "SEC") and was declared effective January 21, 2022. The Series A Warrants commenced trading on Nasdaq under the symbol "SQFTW" on January 24, 2022 and were distributed on that date to persons who held shares of common stock and existing outstanding warrants as of the January 14, 2022 record date, or who acquired shares of Series A Common Stock in the market following the record date, and who continued to hold such shares at the close of trading on January 21, 2022. The Series A Warrants give the holder the right to purchase one share of Series A Common Stock at $7.00 per share, for a period of five years. Should warrant holders not exercise the Series A Warrants during that holding period, the Series A Warrants will automatically convert to 1/100th of a share of Series A Common Stock at expiration, rounded down to the nearest number of whole shares.

Reverse Stock Split

Effective on May 19, 2025, the Company amended its charter by filing Articles of Amendment with the State Department of Assessments and Taxation of Maryland in order to effect a 1-for-10 reverse stock split of its outstanding shares of common stock (the "Reverse Stock Split"). As a result of the Reverse Stock Split, every 10 shares of the Company's common stock issued or outstanding were automatically reclassified into one new share of common stock, par value $0.10 per share, subject to the treatment of fractional shares as described below, without any action on the part of the holders. All historical share and per-share amounts reflected throughout the accompanying consolidated financial statements and other financial information in this Annual Report on Form 10-K have been retroactively adjusted to reflect the 2025 Reverse Stock Split as if the split occurred as of the earliest period presented. The Reverse Stock Split did not affect the number of authorized shares of common stock. No fractional shares were issued in connection with the Reverse Stock Split. Stockholders who would otherwise have been entitled to receive fractional shares as a result of the Reverse Stock Split were rounded up to the nearest whole share. All equity awards and warrants outstanding immediately prior to the Reverse Stock Split were proportionately adjusted to reflect the Reverse Stock Split. Effective immediately after the Reverse Stock Split, the Company decreased the par value of the shares of Series A Common Stock from $0.10 per share back to $0.01 per share.

Preferred Stock Series D

On June 15, 2021, we completed an offering of 800,000 shares of our 9.375% Series D Cumulative Redeemable Perpetual Preferred Stock ("Series D Preferred Stock") for cash consideration of $25.00 per share to a syndicate of underwriters led by The Benchmark Company, LLC, as representative, resulting in approximately $18.1 million in net proceeds, after deducting the underwriting discounts and commissions and the offering expenses. We granted the underwriters a 45-day option to purchase up to an additional 120,000 shares of Series D Preferred Stock to cover over-allotments, which they exercised on June 17, 2021, resulting in approximately $2.7 million in net proceeds, after deducting the underwriting discounts and commissions and the offering expenses. In total, we issued 920,000 shares of Series D Preferred Stock with net proceeds of approximately $20.5 million, after deducting the underwriting discounts and commissions and the offering expenses. On June 20, 2024, the Company entered into an underwriting agreement with The Benchmark Company, LLC, pursuant to which the Company issued and sold in an underwritten public offering 109,054 shares of the Company's Series D Preferred Stock. The shares of Series D Preferred Stock were sold to the public at a price of $16.00 per share. The Company agreed to an underwriting discount of 7% of the public offering price of the shares of Series D Preferred Stock sold in the offering. The offering closed on June 24, 2024, generating gross proceeds of approximately $1.74 million, before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company intends to use the net proceeds from the offering for general corporate and working capital purposes, including to potentially acquire additional properties.

Holders of shares of the Series D Preferred Stock are entitled to receive cumulative cash dividends at a rate of 9.375% per annum of the $25.00 per share liquidation preference (equivalent to $2.34375 per annum per share). Dividends are payable monthly on the 15th day of each month (each, a "dividend payment date"), provided that if any dividend payment date is not a business day, then the dividend that would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day without adjustment in the amount of the dividend. Holders of shares of the Series D Preferred Stock will generally have no voting rights. However, if the Company does not pay dividends on the Series D Preferred Stock for eighteen or more monthly dividend periods (whether or not consecutive), the holders of the Series D Preferred Stock (voting separately as a class with the holders of all other classes or series of the Company's preferred stock it may issue upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series D Preferred Stock in the election referred to below) will be entitled to vote for the election of two additional directors to serve on the Company's Board of Directors until the Company pays, or declares and sets apart funds for the payment of, all dividends that it owes on the Series D Preferred Stock, subject to certain limitations. In addition, the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series D Preferred Stock (voting together as a class with all other series of parity preferred stock the Company may issue upon which like voting rights have been conferred and are exercisable) is required at any time for the Company to (i) authorize or issue any class or series of its stock ranking senior to the Series D Preferred Stock with respect to the payment of dividends or the distribution of assets on liquidation, dissolution or winding up or (ii) to amend any provision of the Company charter so as to materially and adversely affect any rights of the Series D Preferred Stock or to take certain other actions.

In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of shares of Series D Preferred Stock will be entitled to be paid out of the assets we have legally available for distribution to our stockholders, subject to the preferential rights of the holders of any class or series of stock we may issue ranking senior to the Series D Preferred Stock with respect to the distribution of assets upon liquidation, dissolution or winding up, a liquidation preference of $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the date of payment, before any distribution of assets is made to holders of our common stock or any other class or series of our stock we may issue that ranks junior to the Series D Preferred Stock as to liquidation rights. Commencing on or after June 15, 2026, we may redeem, at our option, the Series D Preferred Stock, in whole or in part, at a cash redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends to, but not including the redemption date. Prior to June 15, 2026, upon a Change of Control (as defined in the Articles Supplementary classifying and designating the Series D Preferred Stock), we may redeem, at our option, the Series D Preferred Stock, in whole or part, at a cash redemption price of $25.00 per share, plus any accumulated and unpaid dividends to, but not including the redemption date. The Series D Preferred Stock has no stated maturity, will not be subject to any sinking fund or other mandatory redemption, and will not be convertible into or exchangeable for any of our other securities.

As of January 28, 2026, the Board of Directors has suspended the Company's monthly dividend on its Series D Preferred Stock commencing with the January 2026 monthly dividend that would have been paid on February 15, 2026. In accordance with the terms of the Series D Preferred Stock, the unpaid monthly dividends will continue to accrue at $0.19531 per share each month. No interest, or sum of money in lieu of interest, is payable in respect of any dividend payments on the Series D Preferred Stock that are in arrears. The Board and the Company intend to reassess, on a quarterly basis, when accrued dividends on the Series D Preferred Stock may be paid and when the monthly dividend payments can be reinstated.

Use of Leverage

We use mortgage loans secured by our individual properties in order to maximize the return for our stockholders. Typically, these loans are for terms ranging from five to ten years. Currently, seven of our nine commercial mortgage loans are structured as non-recourse to us with limited exceptions that would cause a recourse event only upon occurrence of certain fraud, misconduct, environmental, or bankruptcy events. Non-recourse financing limits our exposure to the amount of equity invested in each property pledged as collateral thereby protecting the equity in our other assets. We can provide no assurance that the non-recourse financing will be available to us in the future on terms that are acceptable to us, or at all and there may be circumstances where lenders have recourse to our other assets. To a lesser extent, we use recourse financing. At December 31, 2025, $22.6 million of our total debt contained recourse to the Company, of which $5.5 million was related to the model homes properties.

We have used both fixed and variable interest rate debt to finance our properties. Wherever possible, we prefer to obtain fixed rate mortgage financing as it provides better cost predictability. As of December 31, 2025, none of our mortgage loans included variable interest rate provisions.

In 2026, we have $4.5 million of principal payments on mortgage notes payable related to the Model Home Properties, including approximately $3.9 million payments related to mortgage notes payable that mature in 2026. We plan to refinance a significant portion of the mortgage notes payable or sell the model home properties to repay the mortgage notes payable. We have $25.5 million of principal payments due on mortgage notes payable relating to commercial properties in 2026, one of which is maturing in 2026. The loans for Union Town Center ("UTC") and Research Parkway were paid in full, when the properties were sold in February 2025. The non-recourse loan on the Dakota Center property matured on July 6, 2024. During December 2024, the lender agreed to the broker the Company would use to sell the property to settle the non-recourse debt. As of December 31, 2025, the property was included in the real estate assets held for sale, net on the consolidated balance sheet and was subsequently sold in January of 2026. Subsequent to the year ended December 31, 2025, after initially attempting to refinance our Shea Center II loan, we received notice that our failure to repay the full balance of the $17,727,500 loan on the property prior to January 5, 2026 had triggered a default event according to the terms defined in the Loan Documents (as defined below). The Company has received notification that the Shea Center II property governed by this agreement will be moved into receivership, which will fulfill its obligation for this non-recourse loan.

Our short-term liquidity needs include satisfying the debt service requirements of our existing mortgages. Overall, the commercial properties and Model Homes adequately covered their debt servicing needs during the year ended December 31, 2025, and management expect this to continue during the next twelve months. If our cash flow from operating activities is not sufficient to fund our short-term liquidity needs, we will fund a portion of these needs from additional borrowings of secured or unsecured indebtedness, from real estate sales, from sales of equity or debt securities, or we will reduce the rate of distribution to the stockholders.

PROPERTY MANAGEMENT

The Company, through its wholly owned subsidiary, NTR Property Management, Inc., is the primary property manager for all of its properties, with the exception of Shea Center II, which is currently managed by its receiver as of March 2026. The Company subcontracts with third party property management companies in California and North Dakota to render on-site management services, and internally manages our properties in Colorado, Maryland, and Texas.

COMPETITION

We compete with a number of other real estate investors, many of whom own similar properties in the same geographical markets. Competitors include other REITs, pension funds, insurance companies, investment funds and companies, partnerships and developers. Many of these competitors have substantially greater financial resources than we do and may be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of a tenant or the geographic location of its investments. In addition, many of these competitors have capital structures that allow them to make investments at higher prices than what we can prudently offer while still generating a return to their investors that is commensurate with the returns we are seeking to provide our investors. If our competitors offer space at rental rates below current market rates, or below the rental rates we currently charge our tenants, we may lose potential tenants and we may be pressured to reduce our rental rates below those we currently charge or to offer more substantial rent abatements, tenant improvements, early termination rights or below-market renewal options in order to retain tenants when our leases expire. The concentration of our commercial properties in Colorado and North Dakota makes us susceptible to local market conditions in these areas.

To be successful, we must be able to continue to respond quickly and effectively to changes in local and regional economic conditions by adjusting rental rates of our properties as appropriate. If we are unable to respond quickly and effectively, our financial condition, results of operations, cash flow, and ability to satisfy our debt service obligations and pay dividends may be adversely affected.

REGULATION

Our management continually reviews our investment activity and monitors the proportion of our portfolio that is placed in various investments in order to prevent us from coming within the application of the Investment Company Act of 1940, as amended (the "Investment Company Act"). If at any time the character of our investments could cause us to be deemed an investment company for purposes of the Investment Company Act, we would be required to comply with the operating restrictions of the Investment Company Act, which are generally inconsistent with our normal operations. As such, we work to ensure that we are not deemed to be an "investment company."

Various environmental laws govern certain aspects of the ongoing operation of our properties. Such environmental laws include those regulating the existence of asbestos-containing materials in buildings, management of surfaces with lead-based paint (and notices to tenants about the lead-based paint) and waste-management activities. Our failure to comply with such requirements could subject us to government enforcement action and/or claims for damages by a private party.

To date, we have not experienced a noticeable effect on our capital expenditures, earnings, or competitive position as a result of a lack of compliance with federal, state and local environmental protection regulations. All of our proposed acquisitions are inspected prior to such acquisition. These inspections are conducted by qualified environmental consultants, and we review in detail their reports prior to our acquisition of any property. Nevertheless, it is possible that our environmental assessments will not reveal all environmental liabilities, or that some material environmental liabilities exist of which we are unaware. In some cases, we may be required to abandon otherwise economically attractive acquisitions because the costs of removal or control of hazardous materials are considered to be prohibitive or we are unwilling to accept the potential risks involved. We do not believe we will be required to engage in any large-scale abatement at any of our current properties. We believe that through professional environmental inspections and testing for asbestos, lead paint and other hazardous materials, coupled with a relatively conservative posture toward accepting known environmental risk, we minimize our exposure to potential liability associated with environmental hazards.

We are unaware of any environmental hazards at any of our current properties that, individually or in the aggregate, may have a material adverse impact on our operations or financial position. We have not been notified by any governmental authority, and we are not otherwise aware of any material non-compliance, liability, or claim relating to environmental liabilities in connection with any of our properties. We do not believe that the cost of continued compliance with applicable environmental laws and regulations will have a material adverse effect on us, our financial condition or our results of operations. Future environmental laws, regulations, or ordinances, however, may require additional remediation of existing conditions that are not currently actionable. Also, if more stringent requirements are imposed on us in the future, the costs of compliance could have a material adverse effect on us and our financial condition.

MANAGEMENT OF THE COMPANY

Our Management

We refer to our executive officers and any directors who are affiliated with them as our "Management". Our Management is currently comprised of:

- Jack K. Heilbron, Chairman of the Board of Directors, Chief Executive Officer and President of the Company, President and Director of NetREIT Advisors;

- Ed Bentzen, Chief Financial Officer of the Company;

- Gary M. Katz, Chief Investment Officer of the Company; and

- Steve Hightower, President of PPT Model Homes and member of the Board of Directors.

Mr. Heilbron has overall responsibility for the day-to-day activities of the Company. Mr. Bentzen oversees financial matters, including financial reporting, budgeting, forecasting, funding activities, tax and insurance. Mr. Hightower is responsible for managing the day-to-day activities of Dubose Advisors, NetREIT Advisors and the model homes division. Mr. Heilbron and Mr. Katz are responsible for recommending all Company property acquisitions and dispositions.

Our Board of Directors

Our Management is subject to the direction and supervision of our Board of Directors. Among other things, our Board of Directors must approve each real property acquisition our Management proposes. As of December 31, 2025, there were six directors comprising our Board of Directors, four of whom are independent directors ("Independent Directors"). Two of our directors, Mr. Heilbron and Mr. Hightower, are not independent.

OUR REIT STATUS

We elected to be taxed as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2000. To continue to be taxed as a REIT, we must satisfy numerous organizational and operational requirements, including a requirement that we distribute at least 90% of our REIT taxable income to our stockholders, as defined in the Code and calculated on an annual basis. As a REIT, we are generally not subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify for taxation as a REIT in any year, our income will be taxed at regular corporate rates, and we may be precluded from qualifying for treatment as a REIT for the four-year period following our failure to qualify. Even though we qualify as a REIT for federal income tax purposes, we may still be subject to state and local taxes on our income and property and to federal income and excise taxes on our undistributed income. For more information, please see Risks Related to our Status as a REIT and Related Federal Income Tax Matters. We qualified as a REIT for the fiscal year ended December 31, 2025.

HUMAN CAPITAL RESOURCES

Due to the nature of our business, our performance depends on identifying, attracting, developing, motivating, and retaining a highly skilled workforce in multiple areas, including property management, asset management and strategy, accounting, business development and management. Our human capital management strategy, which we refer to as our people strategy, is tightly aligned with our business needs. During 2025, our human capital efforts were focused on retaining top talent, and continuing to increase our agility to meet the quickly changing needs of the business. We use a variety of human capital measures in managing our business, including: workforce demographics; diversity metrics with respect to representation, attrition, hiring, promotions and leadership; and talent management metrics including retention rates of top talent and hiring metrics.

OFFICE AND EMPLOYEES

During September 2024, we reduced our office space from approximately 9,224 square feet to 6,570 square feet. The office is located in San Diego, California.

As of December 31, 2025, we had a total of 15 full-time employees.

AVAILABLE INFORMATION

Access to copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, and other filings with the SEC, including amendments to such filings are available at *www.sec.gov* or on our website at *www.presidiopt.com* as soon as reasonably practicable after such materials are electronically filed with the SEC. They are also available for printing by any stockholder upon request.

Our office is located at 4995 Murphy Canyon Road, Suite 300, San Diego, CA 92123. Our telephone number is (760) 471-8536. Our e-mail address is info@presidiopt.com or you may visit our website at www.presidiopt.com.

ITEM 1A. RISK FACTORS

Summary of Risk Factors

    The following is a summary of the principal risk factors associated with an investment in us. The following should be read in conjunction with the more complete discussion of the risk factors we face, which are set forth more fully below. If any of the following risks occur, our business, financial condition, results of operations, cash flows, cash available for distribution, ability to service our debt obligations and prospects could be materially and adversely affected. In that case, the market price of our securities could decline and you may lose some or all of your investment. Some of these risks include:

- we face numerous risks associated with the real estate industry that could adversely affect our results of operations through decreased revenues or increased costs;

- disruptions in the financial markets and uncertain economic conditions could adversely affect the value of our real estate investments;

- our inability to sell a property at the time and on the terms we desire could limit our ability to realize a gain on our investments and pay distributions to our stockholders;

- we may acquire properties in joint ventures, partnerships or through limited liability companies, which could limit our ability to control or liquidate such holdings;

- we may acquire properties "as is," which increases the risk that we will have to remedy defects or costs without recourse to the seller;

- our model home business is substantially dependent on the supply and/or demand for single family homes;

- a significant percentage of our properties are concentrated in a small number of states, which exposes our business to the effects of certain regional events and occurrences;

- we currently are dependent on internal cash from our operations, financing and proceeds from property sales to fund future property acquisitions, meet our operational costs and pay dividends to our stockholders;

- we depend on key personnel, and the loss of such persons could impair our ability to achieve our business objectives;

- we may change our investment and business policies without stockholder consent, and such changes could increase our exposure to operational risks;

- provisions of Maryland law may limit the ability of a third party to acquire control of us by requiring our Board of Directors or stockholders to approve proposals to acquire our Company or effect a change in control;

- our management faces certain conflicts of interest with respect to their other positions and/or interests outside of our Company, which could hinder our ability to implement our business strategy and to generate returns to our stockholders;

- we have significant outstanding indebtedness, which requires that we generate sufficient cash flow to satisfy the payment and other obligations under the terms of our debt and exposes us to the risk of default under the terms of our debt;

- failure to qualify as a REIT could adversely affect our operations and our ability to pay distributions;

- as a REIT, we may be subject to tax liabilities that reduce our cash flow;

- the tax imposed on REITs engaging in "prohibited transactions" may limit our ability to engage in transactions that would be treated as sales for U.S. federal income tax purposes;

- our business, financial condition, results of operations and cash flows may be adversely affected by a resurgence of the COVID-19 pandemic or of new epidemics;

- our cash available for distributions may not be sufficient to pay distributions on the common stock at expected levels, and we cannot assure you of our ability to pay distributions in the future. We may use borrowed funds or funds from other sources to pay distributions, which may adversely impact our operations;

- a future issuance of stock could dilute the value of our common stock, Series D Preferred Stock or Series A Warrants;

- the possibility that we may not comply with Nasdaq's continued listing requirements, which may result in our common stock being delisted, which could affect our common stock's market price and liquidity and reduce our ability to raise capital;

- the possibility that if any of the banking institutions in which we deposit funds ultimately fails, we may lose any amounts of our deposits over federally insured levels which could reduce the amount of cash we have available to distribute or invest and could result in a decline in our value;

- inflation may materially and adversely affect our income, cash flow, results of operations, financial condition, liquidity, the ability to service our debt obligations, the market price of our securities and our ability to pay dividends and other distributions to our stockholders; and

- actions of activist stockholders may cause us to incur substantial costs, divert management's attention and resources, and have an adverse effect on our business.

Risks Related to our Business, Properties and Operations

We face numerous risks associated with the real estate industry that could adversely affect our results of operations through decreased revenues or increased costs.

As a real estate company, we are subject to various changes in real estate conditions, and any negative trends in such real estate conditions may adversely affect our results of operations through decreased revenues or increased costs. These conditions include:

- changes in national, regional and local economic conditions, which may be negatively impacted by concerns about inflation, deflation, government deficits, high unemployment rates, decreased consumer confidence and liquidity concerns, particularly in markets in which we have a high concentration of properties;

- fluctuations in interest rates, including if potential interest rate decreases in 2026 do not materialize, could adversely affect our ability to obtain financing on favorable terms or at all, and negatively impact the value of properties and the ability of prospective buyers to obtain financing for properties we intend to sell;

- the inability of tenants to pay rent;

- the existence and quality of the competition, such as the attractiveness of our properties as compared to our competitors' properties based on considerations such as location, rental rates, amenities and safety record;

- competition from other real estate investors with significant capital, including other real estate operating companies, publicly traded REITs and institutional investment funds;

- increased operating costs, including increased real property taxes, maintenance, insurance and utilities costs;

- weather conditions that may increase or decrease energy costs and other weather-related expenses;

- oversupply of commercial space or a reduction in demand for real estate in the markets in which our properties are located;

- changes in, or increased costs of compliance with, laws and/or governmental regulations, including those governing usage, zoning, the environment and taxes; and

- civil unrest, acts of war, terrorist attacks and natural disasters, including earthquakes, wind and hail damage and floods, which may result in uninsured and underinsured losses.

Moreover, other factors may adversely affect our results of operations, including potential liability under environmental and other laws and other unforeseen events, many of which are discussed elsewhere in the following risk factors. Any or all of these factors could materially adversely affect our results of operations through decreased revenues or increased costs.

Inflation may materially and adversely affect our income, cash flow, results of operations, financial condition, liquidity, the ability to service our debt obligations, the market price of our securities and our ability to pay dividends and other distributions to our stockholders.

Increased inflation could have a pronounced negative impact on our property operating expenses and general and administrative expenses, as these costs could increase at a rate higher than our rents. While our tenants are generally obligated to pay property-level expenses relating to the properties they lease from us (e.g., maintenance, insurance and property taxes), we incur other expenses, such as general and administrative expense, interest expense relating to our debt (some of which bears interest at floating rates) and carrying costs for vacant properties. These expenses would increase in an inflationary environment, and such increases may exceed any increase in revenue we receive under our leases. Inflation could also have an adverse effect on consumer spending which could impact our tenants' revenues and, in turn, our percentage rents, where applicable, and the willingness and ability of tenants to enter into or renew leases and/or honor their obligations under existing leases. Additionally, increased inflation may have an adverse impact on our tenants if increases in their operating expenses exceed increases in their revenue, which may adversely affect the tenants' ability to pay rent owed to us and meet other lease obligations, such as paying property taxes and insurance and maintenance costs.

Recent inflationary pressures could result in higher interest rates, which would have a negative impact on our business.

Rising inflation and elevated U.S. budget deficits and overall debt levels, including as a result of federal spending, tariffs and/or economic or market and supply chain conditions, can put upward pressure on interest rates and could be among the factors that could lead to higher interest rates in the future. During inflationary periods, interest rates have historically increased. For instance, to control the rate of inflation, the Board of Governors of the Federal Reserve System (the "U.S. Federal Reserve") raised its benchmark federal funds rate from nearly zero in March 2022 to a range between 4.25% and 4.50% as of December 31, 2024. Although the U.S. Federal Reserve reduced the federal funds rate in September, October, and December 2025, further rate cuts may not materialize in 2026 and rates may be raised. Higher interest rates could adversely affect our overall business, income, and our ability to pay dividends, including by reducing the fair value of many of our assets and adversely affecting our ability to obtain financing on favorable terms or at all, and negatively impacting the value of properties and the ability of prospective buyers to obtain financing for properties we intend to sell. This may affect our earnings results, reduce our ability to sell our assets, or reduce our liquidity. Furthermore, our business and financial results may be harmed by our inability to accurately anticipate developments associated with changes in, or the outlook for, interest rates.

Conditions in the financial markets could affect our ability to obtain financing on reasonable terms and have other adverse effects on our operations.

The financial markets could tighten with respect to secured real estate financing. Lenders with whom we typically deal may increase their credit spreads resulting in an increase in borrowing costs. Higher costs of mortgage financing may result in lower yields from our real estate investments, which may reduce our cash flow available for distribution to our stockholders. Reduced cash flow could also diminish our ability to purchase additional properties and thus decrease our diversification of real estate ownership.

Disruptions in the financial markets and uncertain economic conditions could adversely affect the value of our real estate investments.

Disruptions in the financial markets could adversely affect the value of our real estate investments. Concerns over economic recession, the possibility of new COVID-19 strains or other pandemics or health crises, interest rate increases, policy priorities of the U.S. presidential administration, trade wars, tariffs, labor shortages, or inflation may contribute to increased volatility and diminished expectations for the economy and markets. Additionally, concern over geopolitical issues may also contribute to prolonged market volatility and instability. The economic and geopolitical ramifications of the military conflicts in the Middle East and Ukraine, including sanctions, retaliatory sanctions, nationalism, supply chain disruptions, cyber-attacks and other consequences, could impact commercial real estate fundamentals and result in lower occupancy, lower rental rates, and declining values in our real estate portfolio and in the collateral securing our loan investments. As a result, the value of our property investments could decrease below the amounts paid for such investments, the value of collateral securing our loans could decrease below the outstanding principal amounts of such loans, and revenues from our properties could decrease due to fewer and/or delinquent tenants or lower rental rates. These factors would significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to our stockholders.

A decrease in real estate values could negatively affect our ability to refinance our existing mortgage obligations or obtain larger mortgages.

A decrease in real estate values would decrease the principal amount of secured loans we can obtain on a specific property and our ability to refinance our existing mortgage loans or obtain larger mortgage loans. In some circumstances, a decrease in the value of an existing property which secures a mortgage loan may require us to prepay or post additional security for that mortgage loan. This would occur where the lender's initial appraised value of the property decreases below the value required to maintain a loan-to-value ratio specified in the mortgage loan agreement. Thus, any sustained period of depressed real estate prices would likely adversely affect our ability to finance our real estate investments.

The outbreak of any highly infectious or contagious disease could significantly and adversely impact our business, financial condition, results of operations and cash flows.

The COVID-19 pandemic has had, and in the future may continue to have, repercussions across regional and global economies and financial markets. Many countries, including the United States (including the states and cities that comprise the San Diego, California; Denver, Westminster, Highlands Ranch, and Colorado Springs, Colorado; Fargo and Baltimore, Maryland; Houston, Texas; West Fargo and Bismarck, North Dakota; and other metro regions where we own and operate properties) had instituted quarantines, "shelter in place" mandates, and rules and restrictions on travel and the types of businesses that may continue to operate. While these restrictions have been lifted, new variants of the coronavirus and/or the spread of another highly infectious or contagious virus or disease could cause government authorities to extend, reinstitute and/or adopt new restrictions. As a result, the possibility remains that the COVID-19 pandemic or another public health crisis may negatively impact almost every industry, both inside and outside these metro regions, directly or indirectly and has created business continuity issues. For instance, a number of our commercial tenants temporarily closed their offices or stores and requested temporary rent deferral or rent abatement during the pandemic. In addition, jurisdictions where we own and operate properties had implemented rent freezes, eviction freezes, or other similar restrictions. The full extent of the impacts on our business over the long term are dependent on a number of factors beyond our control.

As a result of the effects of the COVID-19 pandemic, we had been impacted and may in the future be impacted by one or more of the following if there is a resurgence of COVID-19 or development of another pandemic or public health crisis:

- a decrease in real estate rental revenue (our primary source of operating cash flow), as a result of temporary rent deferrals, rent abatement and/or rent reductions, rent freezes or declines impacting new and renewal rental rates on properties, longer lease-up periods for both anticipated and unanticipated vacancies (in part, due to "shelter-in-place" mandates), lower revenue recognized as a result of waiving late fees, as well as our tenants' ability and willingness to pay rent, and our ability to continue to collect rents, on a timely basis or at all;

- a complete or partial closure of one or more of our properties resulting from government or tenant action (since Q1, 2021, all of our commercial properties were reopened);

- reductions in demand for commercial space and the inability to provide physical tours of our commercial spaces may result in our inability to renew leases, re-lease space as leases expire, or lease vacant space, particularly without concessions, or a decline in rental rates on new leases;

- the inability of one or more major tenants to pay rent, or the bankruptcy or insolvency of one or more major tenants, may be increased due to a downturn in its business or a weakening of its financial condition as a result of shelter-in-place orders, phased re-opening of its business, or other pandemic related causes;

- the inability to decrease certain fixed expenses at our properties despite decreased operations at such properties;

- the inability of our third-party service providers to adequately perform their property management and/or leasing activities at our properties due to decreased on-site staff;

- the effect of existing and future orders by governmental authorities in any of our markets, which might require homebuilders to cease operations for an uncertain or indefinite period of time, which could significantly affect new home orders and deliveries, and negatively impact their home sales revenue and ability to perform on their lease obligations to the Company in such markets;

- difficulty accessing capital on attractive terms, or at all, and a severe disruption and instability in the global financial markets or deterioration in credit and financing conditions, which may affect our access to capital and our commercial tenants' ability to fund their business operations and meet their obligations to us;

- the financial impact of a resurgence in the COVID-19 pandemic or another public health crisis could negatively impact our future compliance with financial covenants of debt agreements;

- a decline in the market value of real estate may result in the carrying value of certain real estate assets exceeding their fair value, which may require us to recognize an impairment to those assets;

- future delays in the supply of products or services may negatively impact our ability to complete the renovations and lease-up of our buildings on schedule or for their original estimated cost;

- a general decline in business activity and demand for real estate transactions could adversely affect our ability or desire to grow or change the complexion of our portfolio of properties;

- our insurance may not cover loss of revenue or other expenses resulting from the pandemic and related shelter-in-place rules;

- unanticipated costs and operating expenses and decreased anticipated revenue related to compliance with regulations, such as additional expenses related to staff working remotely, requirements to provide employees with additional mandatory paid time off and increased expenses related to sanitation measures performed at each of our properties, as well as additional expenses incurred to protect the welfare of our employees, such as expanded access to health services;

- the potential for one or more members of our senior management team to become sick with COVID-19 and the loss of such services could adversely affect our business;

- the increased vulnerability to cyber-attacks or cyber intrusions while employees are working remotely has the potential to disrupt our operations or cause material harm to our financial condition; and

- complying with REIT requirements during a period of reduced cash flow could cause us to liquidate otherwise attractive investments or borrow funds on unfavorable conditions.

The financial aspects of the COVID-19 pandemic or any other pandemic are difficult to predict and may not directly correlate to the severity of outbreaks at a particular place or time. For example, there has been significant inflation in the price of lumber, largely as a result of supply shortages specific to the lumber industry resulting from the COVID-19 pandemic, which has affected construction and renovation costs in our industry. Similarly, despite general economic concerns resulting from the COVID-19 pandemic, there has been home price inflation in many markets, which may affect our ability to purchase Model Homes at prices we consider to be reasonable.

To hedge against interest rate fluctuations, we may use derivative financial instruments that may be costly and ineffective, may reduce the overall returns on your investment and may expose us to the credit risk of counterparties

To the extent consistent with maintaining our qualification as a REIT, we may use derivative financial instruments to hedge exposures to interest rate fluctuations on loans secured by our assets and investments in collateralized mortgage-backed securities. Derivative instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. Our actual hedging decisions will be determined in light of the facts and circumstances existing at the time of the hedge and may differ from time to time.

To the extent that we use derivative financial instruments to hedge against interest rate fluctuations, we will be exposed to financing, basis risk and legal enforceability risks. In this context, credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. Basis risk occurs when the index upon which the contract is based is more or less variable than the index upon which the hedged asset or liability is based, thereby making the hedge less effective. Finally, legal enforceability risks encompass general contractual risks, including the risk that the counterparty will breach the terms of, or fail to perform its obligations under, the derivative contract. If we are unable to manage these risks effectively, our results of operations, financial condition and ability to make distributions to stockholders will be adversely affected.

We may be adversely affected by unfavorable economic changes in the geographic areas where our properties are located.

Adverse economic conditions in areas where properties securing or otherwise underlying our investments are located (including business layoffs or downsizing, industry slowdowns, changing demographics and other factors) and local real estate conditions (such as oversupply or reduced demand) may have an adverse effect on the value of our real estate portfolio. The deterioration of any of these local conditions could hinder our ability to profitably operate a property and adversely affect the price and terms of a sale or other disposition of the property.

Competition for properties may limit the opportunities available to us and increase our acquisition costs, which could have a material adverse effect on our growth prospects and negatively impact our profitability.

The market for property acquisitions continues to be competitive, which may reduce suitable investment opportunities available to us and increase acquisition purchase prices. Competition for properties offering higher rates of returns may intensify if real estate investments become more attractive relative to other investments. In acquiring real properties, we may experience considerable competition from a field of other investors, including other REITs, private equity investors, institutional investment funds, and real estate investment programs. Many of these competitors are larger than we are and have access to greater financial resources and better access to lower costs of capital. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments. This competition may limit our ability to take advantage of attractive investment opportunities that are consistent with our objectives. Our inability to acquire desirable properties on favorable terms could adversely affect our growth prospects, financial condition, our profitability and our ability to pay dividends.

We face significant competition for tenants, which could materially and adversely affect us, including our occupancy, rental rates, and results of operations.

We compete for tenants to occupy our office properties in all of our markets with numerous developers, owners, and operators of office properties, as well as owner occupied businesses, many of which own office properties in the same markets in which our office properties are located. If our competitors offer space at rental rates below current market rates or below the rental rates we currently charge our tenants, we may lose existing or potential tenants or we may be pressured to reduce our rental rates or to offer more substantial rent abatements, tenant improvements, early termination rights, or below-market renewal options to retain tenants when our leases expire. Competition for tenants could decrease the rental rates we achieve and/or negatively impact the occupancy rates of our commercial properties, which could materially and adversely affect us.

We may not be able to achieve growth through acquisitions at a rate that is comparable to our historical results, which could materially and adversely affect us.

Our growth strategy depends significantly on acquiring new properties. Our ability to continue to grow requires us to identify and complete acquisitions that meet our investment criteria and depends on general market and economic conditions.

Changes in the volume of real estate transactions, the availability of acquisition financing, capitalization rates, interest rates, competition, market conditions or other factors may negatively impact our acquisition opportunities in 2026 and beyond. If we are unable to achieve growth through acquisitions at a rate that is comparable to our historical results, it could materially and adversely affect us. Furthermore, our acquisition volume has not always been consistent, nor can we guarantee it will be consistent in the future. As a result, our acquisition results may not meet investors' expectations and could materially and adversely affect us.

Our inability to sell a property at the time and on the terms we desire could limit our ability to realize a gain on our investments and pay distributions to our stockholders.

Generally, we seek to sell, exchange or otherwise dispose of our properties when we determine such action to be in our best interests. Many factors beyond our control affect the real estate market and could affect our ability to sell properties for the price, on the terms or within the time frame that we desire. These factors include general economic conditions, the availability of financing, interest rates, supply and demand, and tax considerations. Because real estate investments are relatively illiquid, we have a limited ability to vary our portfolio in response to changes in economic or other conditions. Therefore, our inability to sell properties at the time and on the terms we want could reduce our cash flow, affect our ability to service or reduce our debt obligations, and limit our ability to make distributions to our stockholders.

Lease default or termination by one of our major tenants could adversely impact our operations and our ability to pay dividends.

The success of our real estate investments depends on the financial stability of our tenants. A default or termination by a significant tenant (or a series of tenants) on its lease payments could cause us to lose the revenue associated with such lease and seek an alternative source of revenue to meet mortgage payments and prevent a foreclosure, if the property is subject to a mortgage. In the event of a significant tenant default or bankruptcy, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment. Additionally, we may be unable to lease the property for the rent previously received or sell the property without incurring a loss. These events could cause us to reduce the amount of distributions to our stockholders.

A property that becomes vacant could be difficult to sell or re-lease and could have a material adverse effect on our operations.

We expect portions of our properties to periodically become vacant by reason of lease expirations, terminations, or tenant defaults. If a tenant vacates a property, we may be unable to re-lease the property without incurring additional expenditures, or at all. If the vacancy continues for a long period of time, if the rental rates upon such re-lease are significantly lower than expected, or if our reserves for these purposes prove inadequate, we will experience a reduction in net income and may be required to reduce or eliminate distributions to our stockholders. In addition, because a property's market value depends principally upon the value of the leases associated with that property, the resale value of a property with high or prolonged vacancies could suffer, which could further reduce our returns.

We may incur substantial costs in improving our properties.

In order to re-lease or sell a property, substantial renovations or remodeling could be required. For instance, we expect that some of our properties will be designed for use by a particular tenant or business. Upon default or termination of the lease by such a tenant, the property might not be marketable without substantial capital improvements. The cost of construction in connection with any renovations and the time it takes to complete such renovations may be affected by factors beyond our control, including material and labor shortages, general contractor and/or subcontractor defaults and delays, permitting issues, weather conditions, and changes in federal, state and local laws. If we experience cost overruns resulting from delays or other causes in any construction project, we may have to seek additional debt financing. Further, delays in construction will cause a delay in our receipt of revenues from that property and could adversely affect our ability to meet our debt service obligations.

Uninsured and/or underinsured losses may adversely affect returns to our stockholders.

Our policy is to obtain insurance coverage for each of our properties covering loss from liability, fire, and casualty in the amounts and under the terms we deem sufficient to insure our losses. Under tenant leases on our commercial properties, we require our tenants to obtain insurance to cover casualty losses and general liability in amounts and under terms customarily obtained for similar properties in the area. However, in certain areas, insurance to cover some losses, generally losses of a catastrophic nature such as earthquakes, floods, wind, hail, terrorism and wars, is either unavailable or cannot be obtained at a reasonable cost. Consequently, we may not have adequate coverage for such losses. If any of our properties incurs a casualty loss that is not fully insured, we could lose some or all of our investment in the property. In addition, other than any working capital reserve or other reserves we may establish, we likely would have no source of funding to repair or reconstruct any uninsured or underinsured property.

Since we are not required to maintain specific levels of cash reserves, we may have difficulty in the event of increased or unanticipated expenses.

We do not currently have, nor do we anticipate that we will establish in the future, a permanent reserve for maintenance and repairs, lease commissions, or tenant improvements of real estate properties. To the extent that existing expenses increase or unanticipated expenses arise and accumulated reserves are insufficient to meet such expenses, we would be required to obtain additional funds through borrowing or the sale of property. There can be no guarantee that such additional funds will be available on favorable terms, or at all.

We may have to extend credit to buyers of our properties and a default by such buyers could have a material adverse effect on our operations and our ability to pay dividends.

In order to sell a property, we may lend the buyer all or a portion of the purchase price. When we provide financing to a buyer, we bear the risk that the buyer may default or that we may not receive full payment for the property sold. Even in the absence of a buyer default, the distribution of the proceeds of the sale to our stockholders, or the reinvestment of the proceeds in other property, will be delayed until the promissory note or collateral we may accept upon a sale is actually paid, sold, refinanced or otherwise disposed.

We may be adversely affected by trends in office real estate.

In 2025, approximately 58% of our net operating income was from our office properties, and approximately 65% in 2024. Work from home, flexible work schedules, open workplaces, videoconferencing, and teleconferencing are becoming more common, particularly as a result of, and following the COVID-19 pandemic. These practices may enable businesses to reduce their office space requirements. There is also an increasing trend among some businesses to utilize shared office spaces and co-working spaces. A continuation of the movement towards these practices could, over time, erode the overall demand for office space and, in turn, place downward pressure on occupancy, rental rates and property valuations.

We may acquire properties in joint ventures, partnerships or through limited liability companies, which could limit our ability to control or liquidate such holdings.

We may hold properties indirectly with others as co-owners (a co-tenancy interest) or indirectly through an intermediary entity such as a joint venture, partnership or limited liability company. Also, we may on occasion purchase an interest in a long-term leasehold estate or we may enter into a sale-leaseback financing transaction (see risk factor titled "In a sale-leaseback transaction, we are at risk that our seller/lessee will default, which could impair our operations and limit our ability to pay dividends."). Such ownership structures allow us to hold a more valuable property with a smaller investment, but may reduce our ability to control such properties. In addition, if our co-owner in such arrangements experiences financial difficulties or is otherwise unable or unwilling to fulfill its obligations, we may be forced to find a new co-owner on less favorable terms or lose our interest in such property if no co-owner can be found.

As a general partner or member in DownREIT entities, we could be responsible for all liabilities of such entities.

We own two of our properties indirectly through limited liability companies and limited partnerships under a DownREIT structure. In a DownREIT structure, as well as some joint ventures or other investments we may make, we may utilize a limited liability company or a limited partnership as the holder of our real estate investment. We currently own a portion of these interests as a member, general partner and/or limited partner and in the future may acquire all or a greater interest in such entity. As a sole member or general partner, we are or would be potentially liable for all of the liabilities of the entities, even if we do not have rights of management or control over its operations. Therefore, our liability could far exceed the amount or value of investment we initially made, or then had, in such entities.

Our ability to operate a property may be limited by contract, which could prevent us from obtaining the maximum value from such properties.

Some of our properties will likely be contiguous to other parcels of real property, for example, comprising part of the same shopping center development. In some cases, there could exist significant covenants, conditions and restrictions, known as CC&Rs, relating to such property and any improvements or easements related to that property. The CC&Rs would restrict our operation of that property and could adversely affect the value of such property, either of which could adversely affect our operating costs and reduce the amount of funds that we have available to pay dividends.

We may acquire properties "as is," which increases the risk that we will have to remedy defects or costs without recourse to the seller.

We may acquire real estate properties "as is," with only limited representations and warranties from the seller regarding matters affecting the condition, use and ownership of the property. If defects in the property or other matters adversely affecting the property are discovered post-closing, we may not be able to pursue a claim for any or all damages against the seller. Therefore, we could lose some or all of our invested capital in the property as well as rental income. Such a situation could negatively affect our financial condition and results of operations.

Representations and warranties made by us in connection with sales of our properties may subject us to liability that could result in losses and could harm our operating results and, therefore, our ability to make distributions to our stockholders.

When we sell a property, we may be required to make representations and warranties regarding the property and other customary items. In the event of a breach of such representations or warranties, the purchaser of the property may have claims for damages against us, rights to indemnification from us or otherwise have remedies against us. In any such case, we may incur liabilities that could result in losses and could harm our operating results and, therefore our ability to make distributions to our stockholders.

In a sale-leaseback transaction, we are at risk that our seller/lessee will default, which could impair our operations and limit our ability to pay dividends.

In our model homes business, we frequently lease model home properties back to the seller or homebuilder for a certain period of time. Our ability to meet any mortgage payments is subject to the seller/lessee's ability to pay its rent and other lease obligations, such as triple net expenses, on a timely basis. A default by the seller/lessee or other premature termination of its leaseback agreement with us and our subsequent inability to release the property could cause us to suffer losses and adversely affect our financial condition and ability to pay dividends.

Our model home business is substantially dependent on the supply and/or demand for single family homes.

Any significant decrease in the supply and/or demand for single family homes could have an adverse effect on our business. Reductions in the number of model home properties built by homebuilders due to fewer planned unit developments, rising construction costs or other factors affecting supply could reduce the number of acquisition opportunities available to us. The level of demand for single family homes may be impacted by a variety of factors, including changes in population density, the health of local, regional and national economies, mortgage rates, and the demand and use of model homes in newly developed communities by homebuilders and developers.

We may be unable to acquire and/or manage additional model homes at competitive prices or at all.

Model homes generally have a short life before becoming residential homes and there are a limited number of model homes at any given time. In addition, as each model home is unique, we need to expend resources to complete our due diligence and underwriting process on many individual model homes, thereby increasing our acquisition costs and possibly reducing the amount that we are able to pay for a particular property. Accordingly, our plan to grow our model home business by acquiring additional model homes to lease back to home builders may not succeed.

There are a limited number of model homes and competition to buy these properties may be significant.

We plan to acquire model homes to lease back to home builders when we identify attractive opportunities and have financing available to complete such acquisitions. We may face competition for acquisition opportunities from other investors. We may be unable to acquire a desired property because of competition from other well capitalized real estate investors, including private investment funds and others. Competition from other real estate investors may also significantly increase the purchase price we must pay to acquire properties.

A significant percentage of our properties are concentrated in a small number of states, which exposes our business to the effects of certain regional events and occurrences.

Our commercial properties are currently located in California, Colorado, Maryland, North Dakota and Texas. Our model home portfolio consists of properties currently located in four states, although a significant concentration of our model homes is located in Texas. As of December 31, 2025, approximately 84% of our model homes were located in Texas. This concentration of properties in a limited number of markets may expose us to risks of adverse economic developments that are greater than if our portfolio were more geographically diverse. These economic developments include regional economic downturns and potentially higher local property, sales and income taxes in the geographic markets in which we are concentrated. In addition, our properties are subject to the effects of adverse acts of nature, such as winter storms, hurricanes, hailstorms, strong winds, wildfires, earthquakes and tornadoes, which may cause damage, such as flooding, to our properties. Additionally, we cannot assure you that the amount of casualty insurance we maintain would entirely cover damages caused by any such event, or in the case of our model homes portfolio or commercial triple net leases, that the insurance maintained by our tenants would entirely cover damages caused by any such event.

As a result of our geographic concentration of properties, we will face a greater risk of a negative impact on our revenues in the event these areas are more severely impacted by adverse economic and competitive conditions and extreme weather than other areas in the United States.

We may be required under applicable accounting principles and standards to make impairment charges against one or more of our properties.

Under current accounting standards, requirements, and principles, we are required to periodically evaluate our real estate investments for impairment based on a number of indicators. Impairment indicators may include changes in real estate markets, leasing rates, occupancy levels, mortgage loan status, and other factors which affect the value of a particular property. For example, a tenant's default under a lease, the upcoming termination of a long-term lease, the pending maturity of a mortgage loan secured by a property, and the unavailability of replacement financing are all impairment indicators. The presence of any of these indicators may require us to make a material impairment charge against the property so affected. If we determine an impairment has occurred, we are required to make an adjustment to the net carrying value of the property which could have a material adverse effect on our results of operations and financial condition for the period in which the impairment charge is recorded.

Discovery of toxic mold on our properties may adversely affect our results of operation.

Litigation and concern about indoor exposure to certain types of toxic molds have been increasing as the public becomes more aware that exposure to mold can cause a variety of health effects and symptoms, including allergic reactions. Toxic molds can be found almost anywhere; when excessive moisture accumulates in buildings or on building materials, mold growth will often occur, particularly if the moisture remains undiscovered or unaddressed. We attempt to acquire properties where there is no toxic mold or where there has not been any proceeding or litigation with respect to the presence of toxic mold. However, we cannot provide assurances that toxic mold will not exist on any of our properties or will not subsequently develop. The presence of toxic mold at any of our properties could require us to undertake a costly remediation program to contain or remove the mold from the affected property. In addition, the presence of toxic mold could expose us to liability from our tenants, employees of our tenants, and others if property damage or health concerns arise.

Our long-term growth may depend on obtaining additional equity capital.

Historically, we relied on cash from the sale of our equity securities to fund the implementation of our business plan, including property acquisitions and building our staff and internal management and administrative capabilities. Our continued ability to fund real estate investments, our operations, and payment of dividends to our stockholders will likely be dependent upon our obtaining additional capital through the additional sales of our equity and/or debt securities. Without additional capital, we may not be able to grow our asset base to a size that is sufficient to support our planned growth, current operations, or to pay dividends to our stockholders at rates or at the levels required to maintain our REIT status (see risk factor titled "We may be forced to borrow funds on a short-term basis, to sell assets or to issue securities to meet the REIT minimum distribution or other requirements or for working capital purposes."). There is no assurance as to when and under what terms we could successfully obtain additional funding through the sale of our equity and/or debt securities. Our access to additional equity or debt capital depends on a number of factors, including general market conditions, the market's perception of our growth potential, our expected future earnings, and our debt levels. If we are unable to obtain such additional equity capital, it could have an adverse impact on our growth aspects and the market price of our outstanding securities.

Recent market conditions may make it more difficult to analyze potential opportunities for our portfolio of properties.

Our success will depend, in part, on our ability to effectively analyze potential acquisition opportunities in order to assess the level of risk-adjusted returns that we should expect from any particular investment. To estimate the value of a particular property, we may use historical assumptions that may or may not be appropriate during the recent downturn in the real estate market and general economy. To the extent that we use historical assumptions that are inappropriate under current market conditions, we may overpay for a property or acquire an asset that we otherwise might not acquire, which could have a material and adverse effect on our results of operations and our ability to make distributions to our stockholders.

We currently are dependent on internal cash from our operations, financing and proceeds from property sales to fund future property acquisitions, meet our operational costs and pay dividends to our stockholders.

To the extent the cash we receive from our real estate investments and re-financing of existing properties is not sufficient to pay our costs of operations, our acquisition of additional properties, or our payment of dividends to our stockholders, we would be required to seek capital through additional measures. We may incur additional debt or issue additional preferred and common stock for various purposes, including, without limitation, to fund future acquisitions and operational needs. Other measures of generating or preserving capital could include decreasing our operational costs through reductions in personnel or facilities, reducing or suspending our acquisition of real estate, and reducing or suspending dividends to our stockholders.

Reducing or suspending our property acquisition program would prevent us from fully implementing our business plan and reaching our investment objectives. Reducing or suspending the payment of dividends to our stockholders would decrease our stockholders' return on their investment and possibly prevent us from satisfying the minimum distribution or other requirements of the REIT provisions (see risk factor titled "We may be forced to borrow funds on a short-term basis, to sell assets or to issue securities to meet the REIT minimum distribution or other requirements requirement or for working capital purposes."). Any of these measures would likely have a substantial adverse effect on our financial condition, the value of our common stock, and our ability to raise additional capital.

There can be no assurance that distributions will be paid, maintained or increased over time.

There are many factors that can affect the availability and timing of cash distributions to our stockholders. Distributions are expected to be based upon our funds from operations, or FFO, financial condition, cash flows and liquidity, debt service requirements and capital or other expenditure requirements for our properties, and any distributions will be authorized at the sole discretion of our Board of Directors out of funds legally available therefor, and their form, timing and amount, if any, will be affected by many factors, such as our ability to acquire profitable real estate investments and successfully manage our real estate properties and our operating expenses. Other factors may be beyond our control. We can therefore provide no assurance that we will be able to pay or maintain distributions or that distributions will increase over time. For example, our distributions were suspended for the periods from the third quarter of 2017 through the third quarter of 2018 and for the final three quarters of 2019 through the third quarter of 2020. We have made quarterly distributions to our holders of Series A Common Stock since the fourth quarter of 2020 through the fourth quarter of 2023. If we do not have sufficient cash available for distributions, we may need to fund the shortage out of working capital or borrow to provide funds for such distributions, which would reduce the amount of proceeds available for real estate investments and increase our future interest costs. Our inability to pay distributions, or to pay distributions at expected levels, could result in a decrease in the per share trading price of our Series A Common Stock, Series D Preferred Stock or Series A Warrants.

If we are unable to find suitable investments, we may not be able to achieve our investment objectives or continue to pay distributions.

Our ability to achieve our investment objectives and to pay distributions on a regular basis is dependent upon our acquisition of suitable property investments and obtaining satisfactory financing arrangements. We cannot be sure that our management will be successful in finding suitable properties on financially attractive terms. If our management is unable to find such investments, we will hold the proceeds available for investment in an interest-bearing account or invest the proceeds in short-term, investment-grade investments. Holding such short-term investments will prevent us from making the long-term investments necessary to generate operating income to pay distributions. As a result, we will need to raise additional capital to continue to pay distributions until such time as suitable property investments become available (see risk factor titled "We may be forced to borrow funds on a short-term basis, to sell assets or to issue securities to meet the REIT minimum distribution or other requirements or for working capital purposes."). In the event that we are unable to do so, our ability to pay distributions to our stockholders will be adversely affected.

We depend on key personnel, and the loss of such persons could impair our ability to achieve our business objectives.

Our success substantially depends upon the continued contributions of certain key personnel in evaluating and securing investments, selecting tenants and arranging financing. Our key personnel include Jack K. Heilbron, our Chief Executive Officer and President, Ed Bentzen, our Chief Financial Officer, and Gary Katz, our Chief Investment Officer, each of whom would be difficult to replace. If either of these individuals or any of the other members of our management team were to leave, the implementation of our investment strategies could be delayed or hindered, and our operating results could suffer.

We also believe that our future success depends, in large part, upon our ability to hire and retain skilled and experienced managerial and operational personnel. Competition for skilled and experienced professionals has intensified, and we cannot assure our stockholders that we will be successful in attracting and retaining such personnel.

We rely on third-party property managers to manage some of our properties and brokers or agents to lease our properties.

We rely on various third-party property managers to manage most of our properties and local brokers or agents to lease vacant space. These third-party property managers have significant decision-making authority with respect to the management of our properties. Although we are significantly engaged with our third-party property managers, our ability to direct and control how our properties are managed on a day-to-day basis may be limited. Major issues encountered by our property managers, broker or leasing agents could adversely impact the operation and profitability of our properties and, consequently, our financial condition, results of operations, cash flows, cash available for distributions and our ability to service our debt obligations.

We may change our investment and business policies without stockholder consent, and such changes could increase our exposure to operational risks.

Our Board of Directors may change our investment and business policies, including our policies with respect to investments, acquisitions, growth, operations, indebtedness, capitalization and distributions, at any time without the consent of our stockholders. Although our independent directors review our investment policies at least annually to determine that the policies we are following are in the best interests of our Company, a change in such policies could result in our making investments different from, and possibly riskier than, investments made in the past. A change in our investment policies may, among other things, increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could materially affect our ability to achieve our investment objectives.

If we are deemed to be an investment company under the Investment Company Act, our stockholders' investment return may be reduced.

We are not registered as an investment company under the Investment Company Act, based on exceptions we believe are available to us. If at any time the character of our investments could cause us to be deemed an investment company for purposes of the Investment Company Act, we could be required to register under the Investment Company Act. Compliance with the Investment Company Act, as a registered investment company, would require us to significantly alter our business and could impair our ability to operate as REIT, with potential adverse impacts on our business, and, thus, our stockholders.

Provisions of Maryland law may limit the ability of a third party to acquire control of us by requiring our Board of Directors or stockholders to approve proposals to acquire our Company or effect a change in control.

Certain provisions of the Maryland General Corporation Law ("MGCL") may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide our stockholders with the opportunity to realize a premium over the then-prevailing market price of their shares of common stock, including:

- "business combination" provisions that, subject to certain exceptions and limitations, prohibit certain business combinations between a Maryland corporation and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting stock or an affiliate or associate of ours who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding shares of stock) or an affiliate of any interested stockholder for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes two super-majority stockholder voting requirements on these combinations, unless, among other conditions, our common stockholders receive a minimum price, as defined in the MGCL, for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares of stock; and

- "control share" provisions that provide that, subject to certain exceptions, holders of "control shares" (defined as voting shares that, when aggregated with all other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of issued and outstanding "control shares") have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding shares owned by the acquirer, by our officers or by our employees who are also directors of our Company.

By resolution, our Board of Directors has exempted business combinations between us and any other person, provided that the business combination is first approved by our Board of Directors (including a majority of our directors who are not affiliates or associates of such person). We cannot assure you that our Board of Directors will not amend or repeal this resolution in the future. In addition, pursuant to a provision in our bylaws we have opted out of the control share provisions of the MGCL.

In addition, the "unsolicited takeover" provisions of Title 3, Subtitle 8 of the MGCL permit our Board of Directors, without stockholder approval and regardless of what is provided in our charter or bylaws, to implement certain takeover defenses, including adopting a classified board or increasing the vote required to remove a director. On March 18, 2024, the Company filed Articles Supplementary with the State Department of Assessments and Taxation of Maryland relating to the Company's election to be subject to the classified board provisions of Section 3-803 of the MGCL. Accordingly, the Board of Directors is currently classified into three classes with directors serving three-year staggered terms and until their successors are elected and qualified. Such takeover defenses may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide our common stockholders with the opportunity to realize a premium over the then-current market price.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Our charter eliminates the liability of our directors and officers to us and our stockholders for money damages to the maximum extent permitted under Maryland law. Under current Maryland law and our charter, our directors and officers will not have any liability to us or our stockholders for money damages other than liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or

- active and deliberate dishonesty by the director or officer that was established by a final judgment and is material to the cause of action adjudicated.

Our charter authorizes us and our bylaws obligate us to indemnify each of our directors or officers who is or is threatened to be made a party to, or witness in, a proceeding by reason of his or her service in those or certain other capacities, to the maximum extent permitted by Maryland law, from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her status as a present or former director or officer of us or serving in such other capacities. In addition, we may be obligated to pay or reimburse the expenses incurred by our present and former directors and officers without requiring a preliminary determination of their ultimate entitlement to indemnification. As a result, we and our stockholders may have more limited rights to recover money damages from our directors and officers than might otherwise exist absent these provisions in our charter and bylaws or that might exist with other companies, which could limit your recourse in the event of actions that are not in our or your best interests.

Our management faces certain conflicts of interest with respect to their other positions and/or interests outside of our Company, which could hinder our ability to implement our business strategy and to generate returns to our stockholders.

We rely on our management, including Mr. Heilbron, our Chief Executive Officer and President, for implementation of our investment policies and our day-to-day operations. Although the majority of his business time is spent working for our Company, Mr. Heilbron engages in other investment and business activities in which we have no economic interest. His responsibilities to these other entities could result in action or inaction that is detrimental to our business, which could harm the implementation of our business strategy. He may face conflicts of interest in allocating his time among us and his other business ventures and in meeting his obligations to us and those other entities. His determinations in these situations may be more favorable to other entities than to us.

Possible future transactions with our management or their affiliates could create a conflict of interest, which could result in actions that are not in the long-term best interests of our stockholders.

Under prescribed circumstances, we may enter into transactions with affiliates of our management, including the borrowing and lending of funds, the purchase and sale of properties and joint investments. Currently, our policy is not to enter into any transaction involving sales or purchases of properties or joint investments with management or their affiliates, or to borrow from or lend money to such persons. However, our policies in each of these regards may change in the future.

We face system security risks as we depend on automated processes and the Internet.

We are increasingly dependent on automated information technology processes. While we attempt to mitigate this risk through offsite backup procedures and contracted data centers that include, in some cases, redundant operations, we could be severely impacted by a catastrophic occurrence, such as a natural disaster or a terrorist attack.

In addition, an increasing portion of our business operations are conducted over the Internet, putting us at risk from cybersecurity attacks, including attempts to make unauthorized transfers of funds, gain unauthorized access to our confidential data or information technology systems, viruses, ransomware, and other electronic security breaches. Such cyber-attacks may involve more sophisticated security threats that could impact day-to-day operations. While we employ a number of measures to prevent, detect and mitigate these threats, there is no guarantee such efforts will be successful at preventing a cyber-attack. Cybersecurity incidents could compromise confidential information of our tenants, employees and vendors and cause system failures and disruptions of operations.

Risks related to cyber-attacks, cyber intrusions and other security breaches.

We face risks associated with security breaches, whether through cyber-attacks or cyber intrusions over the Internet, malware, computer viruses, attachments to e-mails, persons inside our organization or persons with access to systems inside our organization, and other significant disruptions of our IT networks and related systems. The risk of a security breach or disruption, particularly through cyber-attack or cyber intrusion has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. In addition, the risk of cyber-attack or cyber intrusion has increased and become more costly to monitor and manage with more of our employees and the employees of our vendors, customers or other business partners working remotely as a result of the ongoing pandemic. Our IT networks and related systems are essential to the operation of our business and our ability to perform day-to-day operations (including managing our building systems). We make efforts to maintain the security and integrity of our IT networks and systems and have implemented various measures to manage the risk of a security breach or disruption. However, there can be no assurance that our security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging. A security breach or other significant disruption involving our IT networks and related systems could result in unauthorized access to proprietary, confidential, sensitive or otherwise valuable information, significantly disrupt our business operations, cause damage to our reputation and subject us to additional unforeseen costs and require significant time and resources to remedy. Any or all of the foregoing could have a material adverse effect on our results of operations, financial condition and cash flows.

Our failure to adopt, or use of advancements in information technology presents risks and challenges that may put us at a competitive disadvantage and adversely impact our business, reputation, results of operations, and financial condition.

Our inability to adopt new technological capabilities and enhancements, including artificial intelligence and machine learning, may put us at a competitive disadvantage or cause us to miss opportunities to innovate and achieve efficiencies in our operations which could adversely impact our business, reputation, results of operations, and financial condition. Conversely, the use of emerging technologies entails risks, including risks relating to the possibility of intellectual property infringement or misappropriation, data privacy, new or enhanced governmental or regulatory scrutiny and compliance costs, litigation, or other liability, ethical concerns, negative perceptions as to automation and artificial intelligence, or other complications or liabilities that could adversely affect our business, reputation, results of operations, or financial results.

If any of the banking institutions in which we deposit funds ultimately fails, we may lose any amounts of our deposits over federally insured levels which could reduce the amount of cash we have available to distribute or invest and could result in a decline in our value.

Continued uncertainty in the banking industry and additional bank failures could adversely impact our ability to maintain our business or access company funds. The banking industry is currently facing instability. We expect that the banking industry, particularly smaller banks, may continue to face potential failures. We currently hold a majority of our funds at a Western Alliance bank. We may need to coordinate and diversify banking relationships in order to have business continuity. If a bank where we hold funds experiences at bank failure, we may not be able to access funds or may lose funds which would have a negative impact on the financial condition of the business and our ability to conduct business.

Risks Related to our Indebtedness

We have significant outstanding indebtedness, which requires that we generate sufficient cash flow to satisfy the payment and other obligations under the terms of our debt and exposes us to the risk of default under the terms of our debt.

Our total gross indebtedness as of December 31, 2025 was approximately $92.9 million. We may incur additional debt for various purposes, including, without limitation, to fund future acquisitions and operational needs.

The terms of our outstanding indebtedness provide for significant principal and interest payments. Our ability to meet these and other ongoing payment obligations of our debt depends on our ability to generate significant cash flow in the future. Our ability to generate cash flow, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations, or that capital will be available to us, in amounts sufficient to enable us to meet our payment obligations under our loan agreements and to fund our other liquidity needs. If we are not able to generate sufficient cash flow to service these obligations, we may need to refinance or restructure our debt, sell unencumbered assets subject to defeasance or yield maintenance costs (which we may be limited in doing in light of the relatively illiquid nature of our properties), reduce or delay capital investments, or seek to raise additional capital. If we are unable to implement one or more of these alternatives, we may not be able to meet these payment obligations, which could materially and adversely affect our liquidity. Our outstanding indebtedness, and the limitations imposed on us by the agreements that govern our outstanding indebtedness, could have significant adverse consequences, including the following:

- make it more difficult for us to satisfy our obligations;

- limit our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements, or to carry out other aspects of our business plan;

- limit our ability to refinance our indebtedness at maturity or impose refinancing terms that may be less favorable than the terms of the original indebtedness;

- require us to dedicate a substantial portion of our cash flow from operations to payments on obligations under our outstanding indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures and other general corporate requirements, or adversely affect our ability to meet REIT distribution requirements imposed by the Code;

- cause us to violate restrictive covenants in the documents that govern our indebtedness, which would entitle our lenders to charge default rates of interest and/or accelerate our debt obligations;

- cause us to default on our obligations, causing lenders or mortgagees to foreclose on properties that secure our loans and receive an assignment of our rents and leases;

- force us to dispose of one or more of our properties, possibly on unfavorable terms or in violation of certain covenants to which we may be subject;

- limit our ability to make material acquisitions or take advantage of business opportunities that may arise and limit our flexibility in planning for, or reacting to, changes in our business and industry, thereby limiting our ability to compete effectively or operate successfully; and

- cause us to not have sufficient cash flow to pay dividends to our stockholders or place restrictions on the payment of dividends to our stockholders.

If any one of these events was to occur, our business, results of operations and financial condition would be materially adversely affected.

Mortgage indebtedness and other borrowings increase our operational risks.

Loans obtained to fund property acquisitions will generally be secured by mortgages on our properties. The more we borrow, the higher our fixed debt payment obligations will be and the greater the risk that we will not be able to timely meet these payment obligations. At December 31, 2025, excluding our Model Home Properties, we had a total of approximately $67.3 million of secured financing on our properties. If we are unable to make our debt payments as required, due to a decrease in rental or other revenues or an increase in our other costs, a lender could charge us a default rate of interest and/or foreclose on the property or properties securing its debt. This could cause an adverse effect on our results of operations and/or cause us to lose part or all of our investment, adversely affecting our financial condition by lowering the value of our real estate portfolio.

Lenders often require restrictive covenants relating to our operations, which adversely affects our flexibility and may affect our ability to achieve our investment objectives.

Some of our mortgage loans impose restrictions that affect our distribution and operating policies, our ability to incur additional debt and our ability to resell interests in properties. A number of loan documents contain covenants requiring us to maintain cash reserves or letters of credit under certain circumstances and limiting our ability to further mortgage the property, discontinue certain insurance coverage, replace the property manager, or terminate certain operating or lease agreements related to the property. Such restrictions may limit our ability to achieve our investment objectives.

Financing arrangements involving balloon payment obligations may adversely affect our ability to pay distributions.

Some of our mortgage loans require us to make a lump-sum or "balloon" payment at maturity. We may finance more properties that we acquire in this manner. Our ability to make a balloon payment at maturity could be uncertain and may depend upon our ability to obtain additional financing, to refinance the debt or to sell the property. When the balloon payment is due, we may not be able to refinance debt on favorable terms or sell the property at a price that would cover the balloon payment. The effect of a refinancing or sale could affect the rate of return to stockholders and the value of our common stock.

We have $25.5 million of principal payments on mortgage notes payable relating to commercial properties in 2026, one of which matures in 2026, and one which matured in July 2024. The loan on Dakota Center matured in July 2024 and management has been working with the lender and their special servicer of the loan to sell the property and settle the debt. The lender has agreed to the Company selling the property on the open market with the use of a broker. We have also begun the process to refinance the remaining two loans that were due in September 2025. After initially attempting to refinance our Shea Center II loan, we received notice that our failure to repay the full balance of the loan on the property prior to January 5, 2026 had triggered a default event according to the terms of the loan. The Company has received notification that the Shea Center II property governed by this loan agreement will be moved into receivership, which will fulfill its obligation for this non-recourse loan. The model homes division pays off the balance of its mortgages using proceeds from the sale of the underlying homes. Any deficiency in the sale proceeds would have to be paid from existing cash, reducing the amount available for distributions and operations.

Risks Related to our Status as a REIT and Related Federal Income Tax Matters

Failure to qualify as a REIT could adversely affect our operations and our ability to pay distributions.

We elected to be taxed as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2000. We believe that we have been organized and have operated in a manner that has allowed us to qualify for taxation as a REIT for federal income tax purposes commencing with such taxable year, and we expect to operate in a manner that will allow us to continue to qualify as a REIT for federal income tax purposes. However, the federal income tax laws governing REITs are extremely complex, and interpretations of the federal income tax laws governing qualification as a REIT are limited. Qualifying as a REIT requires us to meet various tests regarding the nature of our assets and our income, the ownership of our outstanding stock, and the amount of our distributions on an ongoing basis. While we intend to continue to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, including the tax treatment of certain investments and dispositions, and the possibility of future changes in our circumstances, no assurance can be given that we will qualify for any particular year. If we lose our REIT qualification, we would be subject to federal corporate income taxation on our taxable income, and we could also be subject to increased state and local taxes. Additionally, we would not be allowed a deduction for distributions paid to stockholders. Moreover, unless we are entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified. The income tax consequences could be substantial and would reduce our cash available for distribution to stockholders and investments in additional real estate. We could also be required to borrow funds or liquidate some investments in order to pay the applicable tax. If we fail to qualify as a REIT, we would not be required to make distributions to our stockholders.

As a REIT, we may be subject to tax liabilities that reduce our cash flow.

Even if we continue to qualify as a REIT for federal income tax purposes, we may be subject to federal, state and local taxes on our income or property, including the following:

- To continue to qualify as a REIT, we must distribute annually at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and excluding net capital gains) to our stockholders. If we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income (determined without regard to the dividends paid deduction and including net capital gains), we will be subject to corporate income tax on the undistributed income.

- We will be subject to a 4% nondeductible excise tax on the amount, if any, by which the distributions that we pay in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income, and 100% of our undistributed income from prior years.

- If we have net income from the sale of foreclosure property that we hold primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we must pay a tax on that income at the highest corporate income tax rate.

- If we sell a property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, our gain will be subject to the 100% "prohibited transaction" tax.

- We may be subject to state and local taxes on our income or property, either directly or indirectly because of the taxation of entities through which we indirectly own our assets.

- Our subsidiaries that are "taxable REIT subsidiaries" will generally be required to pay federal corporate income tax on their earnings.

Our ownership of taxable REIT subsidiaries is subject to certain restrictions, and we will be required to pay a 100% penalty tax on certain income or deductions if our transactions with our taxable REIT subsidiaries are not conducted on arm's length terms.

We own and may acquire direct or indirect interests in one or more entities that have elected or will elect, together with us, to be treated as our taxable REIT subsidiaries. A taxable REIT subsidiary is a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a taxable REIT subsidiary. If a taxable REIT subsidiary owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a taxable REIT subsidiary. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A taxable REIT subsidiary is subject to U.S. federal income tax as a regular C corporation. In addition, a 100% excise tax will be imposed on certain transactions between a taxable REIT subsidiary and its parent REIT that are not conducted on an arm's length basis.

A REIT's ownership of securities of a taxable REIT subsidiary is not subject to the 5% or 10% asset tests applicable to REITs. Not more than 25% of the value of our total assets could be represented by securities, including securities of taxable REIT subsidiaries, other than those securities includable in the 75% asset test. Further, for taxable years beginning after December 31, 2017, not more than 20% of the value of our total assets may be represented by securities of taxable REIT subsidiaries. However, under tax legislation enacted in 2025, this 20% asset value cap increases to 25% for calendar quarters commencing after December 31, 2025. We anticipate that the aggregate value of the stock and other securities of any taxable REIT subsidiaries that we own will be less than 20% of the value of our total assets, , and in the future will not exceed 25% of the aggregate value of our total assets. We will monitor the value of these investments to ensure compliance with applicable asset test limitations. In addition, we intend to structure our transactions with any taxable REIT subsidiaries that we own to ensure that they are entered into on arm's length terms to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with these limitations or avoid application of the 100% excise tax discussed above.

We may be forced to borrow funds on a short-term basis, to sell assets or to issue securities to meet the REIT minimum distribution or other requirements or for working capital purposes.

To qualify as a REIT, we must continually satisfy tests concerning, among other things, the nature and diversification of our assets, the sources of our income and the amounts we distribute to our stockholders. In order to maintain our REIT status or avoid the payment of income and excise taxes, we may need to borrow funds on a short-term basis to meet the REIT distribution requirements, even if the then-prevailing market conditions are not favorable for these borrowings. To qualify as a REIT, in general, we must distribute to our stockholders at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and excluding net capital gains) each year. We have and intend to continue to make distributions to our stockholders. However, our ability to make distributions may be adversely affected by the risk factors described elsewhere herein. In the event of a decline in our operating results and financial performance or in the value of our asset portfolio, we may not have cash sufficient for distribution. Therefore, to preserve our REIT status or avoid taxation, we may need to borrow funds, sell assets or issue additional securities, even if the then-prevailing market conditions are not favorable. Moreover, we may be required to liquidate or forgo otherwise attractive investments in order to satisfy the REIT asset and income tests or to qualify under certain statutory relief provisions. If we are compelled to liquidate our investments to meet any of these asset, income or distribution tests, or to repay obligations to our lenders, we may be unable to comply with one or more of the requirements applicable to REITs or may be subject to a 100% tax on any resulting gain if such sales constitute prohibited transactions.

In addition, we require a minimum amount of cash to fund our daily operations. Due to the REIT distribution requirements, we may be forced to make distributions when we otherwise would use the cash to fund our working capital needs. Therefore, we may be forced to borrow funds, to sell assets or to issue additional securities at certain times for our working capital needs.

The tax imposed on REITs engaging in "prohibited transactions" may limit our ability to engage in transactions that would be treated as sales for U.S. federal income tax purposes.

A REIT's net income from prohibited transactions is subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Although we do not intend to hold any properties that would be characterized as held for sale to customers in the ordinary course of our business unless a sale or disposition qualifies under certain statutory safe harbors, such characterization is a factual determination and no guarantee can be given that the Internal Revenue Service ("IRS") would agree with our characterization of our properties or that we will always be able to make use of the available safe harbors.

Legislative or other actions affecting REITs could have a negative effect on our investors or us.

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. Changes to the tax laws, with or without retroactive application, could adversely affect our investors or us. We cannot predict how changes in the tax laws might affect our investors or us. New legislation, Treasury Regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify as a REIT, the federal income tax consequences of such qualification, or the federal income tax consequences of an investment in us. Also, the law relating to the tax treatment of other entities, or an investment in other entities, could change, making an investment in such other entities more attractive relative to an investment in a REIT.

The stock ownership limit imposed by the Code for REITs and our charter may discourage a takeover that could otherwise result in a premium price for our stockholders.

In order for us to maintain our qualification as a REIT, no more than 50% in value of our outstanding stock may be beneficially owned, directly or indirectly, by five or fewer individuals (including certain types of entities) at any time during the last half of each taxable year. To ensure that we do not fail to qualify as a REIT under this test, our charter restricts ownership by one person or entity to no more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock or more than 9.8% in value of the aggregate outstanding shares of all classes and series of our capital stock. This restriction may have the effect of delaying, deferring or preventing a change in control, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock.

Dividends payable by REITs generally are taxed at the higher ordinary income rate, which could reduce the net cash received by stockholders and may be detrimental to our ability to raise additional funds through any future sale of our common stock.

Income from "qualified dividends" payable to U.S. stockholders that are individuals, trusts and estates is generally subject to tax at reduced rates. However, dividends payable by REITs to its stockholders generally are not eligible for the reduced rates for qualified dividends and are taxed at ordinary income rates (but U.S. stockholders that are individuals, trusts and estates generally may deduct 20% of ordinary dividends from a REIT. Although these rules do not adversely affect the taxation of REITs or dividends payable by REITs, to the extent that the reduced rates continue to apply to regular corporate qualified dividends, investors that are individuals, trusts and estates may perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could materially and adversely affect the value of the shares of REITs, including the per share trading price of our common stock, and could be detrimental to our ability to raise additional funds through the future sale of our common stock.

Tax-exempt stockholders will be taxed on our distributions to the extent such distributions are unrelated business taxable income.

Generally, neither ordinary nor capital gain distributions should constitute unrelated business taxable income ("UBTI") to tax-exempt entities, such as employee pension benefit trusts and individual retirement accounts. Our payment of distributions to a tax-exempt stockholder will constitute UBTI, however, if the tax-exempt stockholder has incurred debt to acquire its shares. Therefore, tax-exempt stockholders are not assured all dividends received will be tax-free.

Risks Related to our Common Stock, Preferred Stock and Series A Warrants

If we are unable to comply with the continued listing requirements of the Nasdaq Capital Market, our common stock could be delisted, which could affect our common stock's market price and liquidity and reduce our ability to raise capital.

We are required to meet certain qualitative and financial tests to maintain the listing of our securities on Nasdaq. As of the date of this report, we are in compliance with all of Nasdaq's continued listing requirements. As previously disclosed, on June 7, 2024, the Company received a written notice from Nasdaq notifying the Company that it had failed to meet the $1.00 per share minimum bid price requirement for continued inclusion on Nasdaq. The letter also indicated that the Company would be provided with a compliance period of 180 calendar days, or until December 4, 2024, in which to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(A). On December 5, 2024, Nasdaq notified the Company that it had determined that the Company is eligible for an additional 180 calendar day period, or until June 2, 2025, to regain compliance.

On May 1, 2025, our Board of Directors determined to effect the Reverse Stock Split and approved the filing of Articles of Amendment (the "Articles of Amendment") to its charter to effect the Reverse Stock Split. On May 16, 2025, the Articles of Amendment to effect the Reverse Stock Split were filed with the State Department of Assessments and Taxation of Maryland. The implementation of the Reverse Stock Split took effect in the public markets at the opening of trading on Monday, May 19, 2025. All equity awards and warrants outstanding immediately prior to the Reverse Stock Split were proportionately adjusted to reflect the Reverse Stock Split. The Company regained compliance with Nasdaq's bid price rule on June 2, 2025.

There can be no assurance that we will be able to maintain compliance with the minimum bid price requirement or will otherwise be in compliance with other Nasdaq listing criteria. If we are unable to maintain compliance with the continued listing requirements of Nasdaq, our common stock could be delisted, making it more difficult to buy or sell our securities and to obtain accurate quotations and the price of our securities could suffer a material decline. Delisting could also impair our ability to raise capital.

Our Series D Preferred Stock is subordinate to our existing and future debt, and your interests could be diluted by the issuance of additional preferred stock and by other transactions.

The Series D Preferred Stock ranks junior to all of our existing and future debt and to other non-equity claims on us and our assets available to satisfy claims against us, including claims in bankruptcy, liquidation or similar proceedings. Our future debt may include restrictions on our ability to pay distributions to preferred stockholders. Our charter currently authorizes the issuance of up to 1,000,000 shares of preferred stock in one or more classes or series, all of which are currently classified as shares of Series D Preferred Stock. Subject to limitations prescribed by Maryland law and our charter, our Board of Directors is authorized to issue, from our authorized but unissued shares of stock, preferred stock in such classes or series as our Board of Directors may determine and to establish from time to time the number of shares of preferred stock to be included in any such class or series.

The issuance of additional shares of Series D Preferred Stock or another series of preferred stock designated as ranking on parity with the Series D Preferred Stock would dilute the interests of the holders of shares of the Series D Preferred Stock, and the issuance of shares of any class or series of our stock expressly designated as ranking senior to the Series D Preferred Stock or the incurrence of additional indebtedness could affect our ability to pay distributions on, redeem or pay the liquidation preference on the Series D Preferred Stock. The Series D Preferred Stock does not contain any terms relating to or limiting our indebtedness or affording the holders of shares of the Series D Preferred Stock protection in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets, that might adversely affect the holders of shares of the Series D Preferred Stock, so long as the rights, preferences, privileges or voting power of the Series D Preferred Stock or the holders thereof are not materially and adversely affected.

As a holder of shares of the Series D Preferred Stock, you have extremely limited voting rights.

Your voting rights as a holder of shares of the Series D Preferred Stock will be limited. Our shares of common stock are the only class of our securities carrying full voting rights. Voting rights for holders of shares of the Series D Preferred Stock exist primarily with respect to adverse changes in the terms of the Series D Preferred Stock and the creation of additional classes or series of preferred shares that are senior to the Series D Preferred Stock. Other than these limited voting rights described herein, holders of shares of the Series D Preferred Stock will not have any voting rights.

Our cash available for distributions may not be sufficient to pay distributions on the Series D Preferred Stock at expected levels, and we cannot assure you of our ability to pay distributions in the future. We may use borrowed funds or funds from other sources to pay distributions, which may adversely impact our operations.

Distributions declared by us are and will be authorized by our Board of Directors in its sole discretion out of assets legally available for distribution and will depend upon a number of factors, including our earnings, our financial condition, restrictions under applicable law, our need to comply with the terms of our existing financing arrangements, the capital requirements of our Company and other factors as our Board of Directors may deem relevant from time to time.

As of January 28, 2026, the Board of Directors has suspended our monthly dividend for Series D Preferred Stock. In accordance with the terms of the Series D Preferred Stock, the unpaid monthly dividends will continue to accrue at $0.19531 per share each month. No interest, or sum of money in lieu of interest, is payable in respect of any dividend payments on the Series D Preferred Stock that are in arrears. The is no guarantee when or if accrued dividends will be paid and when the monthly dividend payments can be reinstated.

We may be required to fund distributions from working capital, proceeds of our equity offerings or a sale of assets to the extent distributions exceed earnings or cash flows from operations. Funding distributions from working capital would restrict our operations. If we are required to sell assets to fund distributions, such asset sales may occur at a time or in a manner that is not consistent with our disposition strategy. If we borrow to fund distributions, our leverage ratios and future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been. We may not be able to pay distributions in the future. In addition, some of our distributions may be considered a return of capital for income tax purposes. If we decide to make distributions in excess of our current and accumulated earnings and profits, such distributions would generally be considered a return of capital for federal income tax purposes to the extent of the holder's adjusted tax basis in its shares. A return of capital is not taxable, but it has the effect of reducing the holder's adjusted tax basis in its investment. If distributions exceed the adjusted tax basis of a holder's shares, they will be treated as gain from the sale or exchange of such stock.

We could be prevented from paying cash dividends on the Series D Preferred Stock due to prescribed legal requirements.

Holders of shares of Series D Preferred Stock do not receive dividends on such shares unless authorized by our Board of Directors and declared by us. Under Maryland law, cash dividends on stock may only be paid if, after giving effect to the dividends, our total assets exceed our total liabilities and we are able to pay our indebtedness as it becomes due in the ordinary course of business. Unless we operate profitably, our ability to pay cash dividends on the Series D Preferred Stock may be negatively impacted. Our business may not generate sufficient cash flow from operations to enable us to pay dividends on the Series D Preferred Stock when payable. Further, even if we meet the applicable solvency tests under Maryland law to pay cash dividends on the Series D Preferred Stock described above, we may not have sufficient cash to pay dividends on the Series D Preferred Stock.

Furthermore, no dividends on Series D Preferred Stock shall be authorized by our Board of Directors or paid, declared or set aside for payment by us at any time when the authorization, payment, declaration or setting aside for payment would be unlawful under Maryland law or any other applicable law.

We may redeem the Series D Preferred Stock and you may not receive dividends that you anticipate if we redeem the Series D Preferred Stock.

On or after June 15, 2026, we may, at our option, redeem the Series D Preferred Stock, in whole or in part, at any time or from time to time. Also, upon the occurrence of a Change of Control, we may, at our option, redeem the Series D Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred. We may have an incentive to redeem the Series D Preferred Stock voluntarily if market conditions allow us to issue other preferred stock or debt securities at a rate that is lower than the dividend rate on the Series D Preferred Stock. If we redeem the Series D Preferred Stock, from and after the redemption date, dividends will cease to accrue on shares of Series D Preferred Stock, the shares of Series D Preferred Stock shall no longer be deemed outstanding and all rights as a holder of those shares will terminate, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, payable upon redemption.

Holders of shares of the Series D Preferred Stock should not expect us to redeem the Series D Preferred Stock on or after the date they become redeemable at our option.

The Series D Preferred Stock is a perpetual equity security. This means that it has no maturity or mandatory redemption date and is not redeemable at the option of the holders. The Series D Preferred Stock may be redeemed only by us at our option either in whole or in part, from time to time, at any time on or after June 15, 2026, or within 120 days following the occurrence of a Change of Control. Any decision we may make at any time to propose a redemption of the Series D Preferred Stock will depend upon, among other things, our evaluation of our capital position, the composition of our stockholders' equity and general market conditions at that time.

The Series D Preferred Stock is not convertible into shares of our common stock, and investors will not realize a corresponding upside if the price of the common stock increases.

The Series D Preferred Stock is not convertible into shares of our common stock and earns dividends at a fixed rate. Accordingly, an increase in market price of our common stock will not necessarily result in an increase in the market price of our Series D Preferred Stock. The market value of the Series D Preferred Stock may depend more on dividend and interest rates for other preferred stock, commercial paper and other investment alternatives and our actual and perceived ability to pay dividends on, and in the event of dissolution satisfy the liquidation preference with respect to, the Series D Preferred Stock.

The Change of Control right may make it more difficult for a party to acquire us or discourage a party from acquiring us.

The Change of Control right allowing us to redeem the Series D Preferred Stock, in whole or in part, any time from time to time, for cash at a redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the date of fixed redemption, may have the effect of discouraging a third party from making an acquisition proposal for us or of delaying, deferring or preventing certain of our change of control transactions under circumstances that otherwise could provide the holders of our Series D Preferred Stock with the opportunity to realize a premium over the then-current market price of such equity securities or that stockholders may otherwise believe is in their best interests.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for certain actions, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with the Company.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our stockholders, (c) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or our charter or bylaws or (d) any action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine. This forum selection provision in our bylaws may limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or any our directors, officers or other employees.

Listing on Nasdaq does not guarantee an active market for the Series D Preferred Stock and the market price and trading volume of the Series D Preferred Stock may fluctuate significantly.

The Series D Preferred Stock is trading on Nasdaq but there is no guarantee that an active and liquid trading market to sell the Series D Preferred Stock will be sustained. Because the Series D Preferred Stock has no stated maturity date, investors seeking liquidity may be limited to selling their shares in the secondary market. If an active trading market is not sustained, the market price and liquidity of the Series D Preferred Stock may be adversely affected. Even if an active public market continues to exist, we cannot guarantee you that the market price for the Series D Preferred Stock will equal or exceed the price you pay for your Series D Preferred Stock.

The market determines the trading price for the Series D Preferred Stock and may be influenced by many factors, including our history of paying distributions on the Series D Preferred Stock, variations in our financial results, the market for similar securities, investors' perception of us, our issuance of additional preferred equity or indebtedness and general economic, industry, interest rate and market conditions. Because the Series D Preferred Stock carries a fixed distribution rate, its value in the secondary market will be influenced by changes in interest rates and will tend to move inversely to such changes. In particular, an increase in market interest rates may result in higher yields on other financial instruments and may lead purchasers of Series D Preferred Stock to demand a higher yield on the price paid for the Series D Preferred Stock, which could adversely affect the market price of the Series D Preferred Stock.

If the Series D Preferred Stock is delisted, the ability to transfer or sell shares of the Series D Preferred Stock may be limited and the market value of the Series D Preferred Stock will likely be materially adversely affected.

The Series D Preferred Stock does not contain provisions that are intended to protect investors if the Series D Preferred Stock is delisted from Nasdaq. If the Series D Preferred Stock is delisted from Nasdaq, investors' ability to transfer or sell shares of the Series D Preferred Stock will be limited and the market value of the Series D Preferred Stock will likely be materially adversely affected. Moreover, since the Series D Preferred Stock has no stated maturity date, investors may be forced to hold shares of the Series D Preferred Stock indefinitely while receiving stated dividends thereon when, as and if authorized by our Board of Directors and paid by us with no assurance as to ever receiving the liquidation value thereof.

Market interest rates may have an effect on the value of the Series D Preferred Stock.

One of the factors that will influence the price of the Series D Preferred Stock will be the distribution yield on the Series D Preferred Stock (as a percentage of the market price of the Series D Preferred Stock) relative to market interest rates. An increase in market interest rates may lead prospective purchasers of the Series D Preferred Stock to expect a higher distribution yield (and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution payments). Thus, higher market interest rates could cause the market price of the Series D Preferred Stock to decrease and reduce the amount of funds that are available and may be used to make distribution payments.

In the event of a liquidation, you may not receive the full amount of your liquidation preference.

In the event of our liquidation, the proceeds will be used first to repay indebtedness and then to pay holders of shares of the Series D Preferred Stock and any other class or series of our stock ranking senior to or on parity with the Series D Preferred Stock as to liquidation the amount of each holder's liquidation preference and accrued and unpaid distributions through the date of payment. In the event we have insufficient funds to make payments in full to holders of the shares of the Series D Preferred Stock and any other class or series of our stock ranking on parity with the Series D Preferred Stock as to liquidation, such funds will be distributed ratably among such holders and such holders may not realize the full amount of their liquidation preference.

We are generally restricted from issuing shares of other series of preferred stock that rank senior the Series D Preferred Stock as to dividend rights or rights to the distribution of assets upon our liquidation, dissolution or winding up, but may do so with the requisite consent of the holders of the Series D Preferred Stock; and, further, no such consent is required for an increase in the number of shares of Series D Preferred Stock or the issuance of additional shares of Series D Preferred Stock or series of preferred stock ranking pari passu with the Series D Preferred Stock.

We are allowed to issue shares of other series of preferred stock that rank senior to the Series D Preferred Stock as to dividend payments and rights upon our liquidation, dissolution or winding up of our affairs, only with the approval of the holders of at least two-thirds of the outstanding Series D Preferred Stock. However, we are allowed to increase the number of shares of Series D Preferred Stock or additional series of preferred stock that would rank equally to the Series D Preferred Stock as to dividend payments and rights upon our liquidation or winding up of our affairs without first obtaining the approval of the holders of our Series D Preferred Stock. The issuance of additional shares of Series D Preferred Stock or additional series of preferred stock could have the effect of reducing the amounts available to the Series D Preferred Stock upon our liquidation or dissolution or the winding up of our affairs. It also may reduce dividend payments on the Series D Preferred Stock if we do not have sufficient funds to pay dividends on all outstanding shares of Series D Preferred Stock and other classes or series of stock with equal or senior priority with respect to dividends. Future issuances and sales of senior or *pari passu* preferred stock, or the perception that such issuances and sales could occur, may cause prevailing market prices for the Series D Preferred Stock and our common stock to decline and may adversely affect our ability to raise additional capital in the financial markets at times and prices favorable to us.

The market price of the Series D Preferred Stock could be substantially affected by various factors.

The market price of the Series D Preferred Stock could be subject to wide fluctuations in response to numerous factors. The price of the Series D Preferred Stock in the market may be higher or lower than the price holders of the Series D Preferred stock paid for it depending on many factors, some of which are beyond our control and may not be directly related to our operating performance.

These factors include, but are not limited to, the following:

- prevailing interest rates, increases in which may have an adverse effect on the market price of the Series D Preferred Stock;

- trading prices of similar securities;

- our history of timely dividend payments;

- the annual yield from dividends on the Series D Preferred Stock as compared to yields on other financial instruments;

- general economic and financial market conditions;

- government action or regulation;

- the financial condition, performance and prospects of us and our competitors;

- changes in financial estimates or recommendations by securities analysts with respect to us or our competitors in our industry;

- our issuance of additional preferred equity or debt securities; and

- actual or anticipated variations in annual operating results of us and our competitors.

As a result of these and other factors, investors who purchase our Series D Preferred Stock may experience a decrease, which could be substantial and rapid, in the market price of the Series D Preferred Stock, including decreases unrelated to our operating performance or prospects.

The market price and trading volume of our Series D Preferred Stock may be volatile, and you could experience a loss if you sell your shares.

The market price of our Series D Preferred Stock may be volatile. In addition, the trading volume in our Series D Preferred Stock may fluctuate and cause significant price variations to occur. If the market price of our Series D Preferred Stock declines significantly, you may be unable to sell your shares at or above the public offering price. We cannot assure you that the market price of our Series D Preferred Stock will not fluctuate or decline significantly in the future.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our Series D Preferred Stock include:

- actual or anticipated variations in our annual results of operations or distributions;

- changes in our FFO, earnings estimates or recommendations by securities analysts;

- publication of research reports about us or the real estate industry generally;

- the extent of investor interest;

- publication of research reports about us or the real estate industry;

- increases in market interest rates that lead purchasers of our shares to demand a higher yield;

- changes in market valuations of similar companies;

- strategic decisions by us or our competitors, such as acquisitions, divestments, spin-offs, joint ventures, strategic investments or changes in business strategy;

- the reputation of REITs generally and the reputation of REITs with portfolios similar to ours;

- the attractiveness of the securities of REITs in comparison to securities issued by other entities (including securities issued by other real estate companies);

- adverse market reaction to any additional debt that we incur or acquisitions that we make in the future;

- additions or departures of key management personnel;

- future issuances by us of our common stock or other equity securities;

- actions by institutional or activist stockholders;

- speculation in the press or investment community;

- the realization of any of the other risk factors presented in this annual report; and

- general market and economic conditions.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our Series D Preferred Stock could decline.

A large volume of sales of shares of our Series D Preferred Stock could further decrease the prevailing market price of such shares and could impair our ability to raise additional capital through the sale of equity securities in the future. Even if sales of a substantial number of shares of our Series D Preferred Stock are not effectuated, the perception of the possibility of these sales could depress the market price for such shares and have a negative effect on our ability to raise capital in the future.

If our stockholders sell substantial amounts of our Series D Preferred Stock in the public market, the market price of our Series D Preferred Stock could decrease significantly. The perception in the public market that our stockholders might sell shares of Series D Preferred Stock could also depress our market price. A decline in the price of shares of our Series D Preferred Stock might impede our ability to raise capital through the issuance of additional shares of our Series D Preferred Stock or other equity securities and could result in a decline in the value of the shares of our Series D Preferred Stock.

Broad market fluctuations could negatively impact the market price of our Series D Preferred Stock.

Stock market price and volume fluctuations could affect the market price of many companies in industries similar or related to ours and that have been unrelated to these companies' operating performance. These fluctuations could reduce the market price of our Series D Preferred Stock. Furthermore, our results of operations and prospects may be below the expectations of public market analysts and investors or may be lower than those of companies with comparable market capitalizations. Either of these factors could lead to a material decline in the market price of our Series D Preferred Stock.

The market price of our Series D Preferred Stock could be adversely affected by our level of cash distributions.

The market's perception of our growth potential and our current and potential future cash distributions, whether from operations, sales or refinancing, as well as the real estate market value of the underlying assets, may cause our Series D Preferred Stock to trade at prices that differ from our net asset value per share. If we retain operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our Series D Preferred Stock. Our failure to meet the market's expectations with regard to future earnings and cash distributions likely would adversely affect the market price of our Series D Preferred Stock.

Future offerings of debt, which would be senior to our Series D Preferred Stock upon liquidation, and any preferred equity securities that may be issued and be senior to our Series D Preferred Stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of our Series D Preferred Stock.

In the future, we may seek additional capital and commence offerings of debt or preferred equity securities, including medium-term notes, senior or subordinated notes and preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. Future shares of preferred stock, if issued, could have a preference on liquidating distributions or dividend payments that could limit our ability to pay a dividend or make another distribution to the holders of our Series D Preferred. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, and consequently, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

A future issuance of stock could dilute the value of our Series D Preferred Stock.

We may sell additional shares of Series D Preferred Stock, or securities convertible into or exchangeable for such shares, in subsequent public or private offerings. Future issuance of any new shares could cause further dilution in the value of our outstanding shares of Series D Preferred Stock. We cannot predict the size of future issuances of our Series D Preferred Stock, or securities convertible into or exchangeable for such shares, or the effect, if any, that future issuances and sales of shares of our Series A Common Stock or Series D Preferred Stock will have on the market price of our Series D Preferred Stock. Sales of substantial amounts of our Series D Preferred Stock, or the perception that such sales could occur, may adversely affect prevailing market prices of our Series D Preferred Stock.

The Series A Warrants may not have any value.

The Series A Warrants are immediately exercisable and may be exercised in accordance with their terms until their expiration at 5:00 p.m., New York City time, on the expiration date.

The Series A Warrants have an exercise price of $70.00 per share. This exercise price does not necessarily bear any relationship to established criteria for valuation of our Series A Common Stock, such as book value per share, cash flows, or earnings, and you should not consider this exercise price as an indication of the current or future market price of our Series A Common Stock. There can be no assurance that the market price of our Series A Common Stock will exceed $70.00 per share at any time on the expiration date of the Series A Warrants, January 24, 2027, or at any other time the Series A Warrants may be exercised. If the market price of our Series A Common Stock on such date does not exceed $70.00 per share prior to the expiration of the Series A Warrants, your warrants will be of no value except to the extent that there is a value in their automatic conversion at expiration of 0.01 shares of Series A Common Stock rounded down to the nearest whole share

An active trading market for our warrants may not continue to exist or remain active.

Although our Series A Warrants were listed on Nasdaq on or around January 24, 2022 under the symbol SQFTW, an active trading market for our warrants may not be sustained. If an active market for our warrants does not continue, it may be difficult for you to sell the Series A Warrants without depressing the market price for such securities.

Holders of our warrants will have no rights as a common stockholder until such holders exercise their warrants and acquire shares of our Series A Common Stock.

Until warrant holders acquire shares of our Series A Common Stock upon exercise of the Series A Warrants, warrant holders will have no rights with respect to the shares of our Series A Common Stock underlying such warrants. Upon the acquisition of shares of our Series A Common Stock upon exercise of the Series A Warrants, the holders thereof will be entitled to exercise the rights of a holder of Series A Common Stock only as to matters for which the record date for the matter occurs after the exercise date of the Series A Warrants.

We could be prevented from paying cash dividends on the Series A Common Stock due to prescribed legal requirements.

Holders of shares of Series A Common Stock will not receive dividends on such shares unless authorized by our Board of Directors and declared by us. Furthermore, no dividends on Series A Common Stock shall be authorized by our Board of Directors or paid, declared or set aside for payment by us at any time when the authorization, payment, declaration or setting aside for payment would be unlawful under Maryland law or any other applicable law. Under Maryland law, cash dividends on stock may only be paid if, after giving effect to the dividends, our total assets exceed our total liabilities and we are able to pay our indebtedness as it becomes due in the ordinary course of business. Unless we operate profitably, our ability to pay cash dividends on the Series A Common Stock may be negatively impacted. Our business may not generate sufficient cash flow from operations to enable us to pay dividends on the Series A Common Stock when payable. Further, even if we meet the applicable solvency tests under Maryland law to pay cash dividends on the Series A Common Stock described above, we may not have sufficient cash to pay dividends on the Series A Common Stock. Additionally, provisions of the Series D Preferred Stock provide that, subject to certain exceptions, including dividends on the Series D Preferred Stock having been paid or set aside, we are restricted from paying dividends on our Series A Common Stock.

Actions of activist stockholders may cause us to incur substantial costs, divert management's attention and resources, and have an adverse effect on our business.

Our stockholders may from time to time engage in proxy solicitations, advance stockholder proposals or otherwise attempt to affect changes or acquire control over the Company. For example, on March 13, 2024, a stockholder announced that it intended to file a preliminary proxy statement and accompanying WHITE universal proxy card with the Securities and Exchange Commission to be used to solicit votes for the election of director nominees at our 2024 annual meeting of stockholders. On May 9, 2024, we entered into a cooperation agreement with this stockholder and related entities pursuant to which we agreed to, among other things, increase the size of the Board of Directors from six directors to seven directors and appoint a new director as a Class III director to the Board of Directors, with an initial term expiring at the 2026 Annual Meeting. Activist stockholder activities could adversely affect our business because responding to proxy contests and reacting to other actions by activist stockholders can be costly and time-consuming, disrupt our operations and divert the attention of management and our employees. For example, we have or in the future may retain the services of various professionals to advise us on activist stockholder matters, including legal, financial, strategic and communication advisors, the costs of which may negatively impact our future financial results. In addition, perceived uncertainties as to our future direction, strategy or leadership created as a consequence of activist stockholders' initiatives may result in the loss of potential business opportunities, harm our ability to attract new investors, business partners, and employees, and cause our stock price to experience periods of volatility or stagnation.

Risks Related to Legal and Regulatory Requirements

Costs of complying with governmental laws and regulations may reduce our net income and the cash available for distributions to our stockholders.

Our properties are subject to various local, state and federal regulatory requirements, including those addressing zoning, environmental and land use, access for disabled persons, and air and water quality. These laws and regulations may impose restrictions on the manner in which our properties may be used or business may be operated, and compliance with these standards may require us to make unexpected expenditures, some of which could be substantial. Additionally, we could be subject to liability in the form of fines, penalties or damages for noncompliance, and any enforcement actions could reduce the value of a property. Any material expenditures, penalties, or decrease in property value would adversely affect our operating income and our ability to pay dividends to our stockholders.

The presence of contamination, or our failure to properly remediate contamination of our properties, may adversely affect the ability of our tenants to operate the contaminated property, may subject us to liability to third parties, and may inhibit our ability to sell or rent such property or borrow money using such property as collateral. Any of these occurrences would adversely affect our operating income.

Compliance with the Americans with Disabilities Act may require us to make unintended expenditures that could adversely impact our results of operations.

Our properties are generally required to comply with the Americans with Disabilities Act of 1990, or the ADA. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities," but generally requires that buildings be made accessible to people with disabilities. Compliance with ADA requirements could require removal of access barriers and non-compliance could result in imposition of fines by the U.S. government or an award of damages to private litigants. The parties to whom we lease properties are obligated by law to comply with the ADA provisions, and we believe that these parties may be obligated to cover costs associated with compliance. If required changes to our properties involve greater expenditures than anticipated, or if the changes must be made on a more accelerated basis than anticipated, our tenants may to be able to cover the costs and we could be required to expend our own funds to comply with the provisions of the ADA. Any funds used for ADA compliance will reduce our net income and the amount of cash available for distributions to our stockholders.

Our property taxes could increase due to property tax rate changes, reassessments or changes in property tax laws, which may adversely impact our cash flows.

We are required to pay property taxes for our properties, which could increase as property tax rates increase or as our properties are assessed or reassessed by taxing authorities. In California, under current law, reassessment occurs primarily as a result of a "change in ownership". A potential reassessment may take a considerable amount of time, during which the property taxing authorities make a determination of the occurrence of a "change of ownership", as well as the actual reassessed value. In addition, from time to time, there have been proposals to base property taxes on commercial properties on their current market value, without any limit based on purchase price. If any similar proposal were adopted, the property taxes we pay could increase substantially. In California, pursuant to an existing state law commonly referred to as Proposition 13, properties are reassessed to market value only at the time of change in ownership or completion of construction, and thereafter, annual property reassessments are limited to 2% of previously assessed values. As a result, Proposition 13 generally results in significant below-market assessed values over time. From time to time, including recently, lawmakers and political coalitions have initiated efforts to repeal or amend Proposition 13 to eliminate its application to commercial and industrial properties. If successful, a repeal of Proposition 13 could substantially increase the assessed values and property taxes for our properties in California.

Changes in U.S. accounting standards may adversely impact us.

The regulatory boards and government agencies that determine financial accounting standards and disclosures in the U.S., which include the Financial Accounting Standards Board ("FASB") and SEC, continually change and update the financial accounting standards we must follow. From time to time, the FASB issues ASUs that could have a material effect on our financial condition or results of operations, which in turn could also significantly impact the value of our Common Stock. Such potential impacts include, without limitation, significant changes to our balance sheet, significant changes to the timing or methodology of revenue or expense recognition, or significant fluctuations in our reported results of operations. Any difficulties in the implementation of changes in accounting principles, including the ability to modify our accounting systems and to update our policies, procedures, information systems, and internal control over financial reporting, could result in materially inaccurate financial statements, which in turn could harm our operating results or cause us to fail to meet our reporting obligations. Significant changes that may be introduced by ASUs could cause fluctuations in revenue and expense recognition and materially affect our results of operations. We may also experience an increase in general and administrative expenses resulting from additional resources required for the initial implementation of such ASUs. This could adversely affect our reported results of operations, profitability, and financial statements. Additionally, the adoption of new accounting standards could affect the results of any debt covenant calculations. It cannot be assured that we will be able to work with our lenders to successfully amend any such debt covenants in response to changes in accounting standards.

The costs of complying with environmental regulatory requirements, of remediating any contaminated property, or of defending against claims of environmental liability could adversely affect our operating results.

Under various federal, state and local environmental laws, ordinances and regulations, an owner or operator of real property is responsible for the cost of removal or remediation of hazardous or toxic substances on its property. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated. In addition, many insurance carriers are excluding asbestos-related claims from standard policies, pricing asbestos endorsements at prohibitively high rates or adding significant restrictions to this coverage. Because of potential difficulty in obtaining specialized coverage at rates that correspond to the perceived level of risk, we may not obtain insurance for asbestos-related claims. We will continue to evaluate the availability and cost of additional insurance coverage from the insurance market. If we purchase insurance for asbestos, the cost could have a negative impact on our results of operations.

For instance, federal regulations require us to identify and warn, via signs and labels, of potential hazards posed by workplace exposure to installed asbestos-containing materials ("ACMs"), and potential ACMs on our properties. Federal, state, and local laws and regulations also govern the removal, encapsulation, disturbance, handling and disposal of ACMs and potential ACMs, when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a property. There are or may be ACMs at certain of our properties. As a result, we may face liability for a release of ACMs and may be subject to personal injury lawsuits by workers and others exposed to ACMs at our properties. Additionally, the value of any of our properties containing ACMs and potential ACMs may be decreased.

Although we have not been notified by any governmental authority and are not otherwise aware of any material noncompliance, liability or claim relating to hazardous substances in connection with our properties, we may be found noncompliant in the future. Environmental laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of any hazardous substances. Therefore, we may be liable for the costs of removing or remediating contamination of which we had no knowledge. Additionally, future laws or regulations could impose an unanticipated material environmental liability on any of the properties that we purchase.

The presence of contamination, or our failure to properly remediate contamination of our properties, may adversely affect the ability of our tenants to operate the contaminated property, may subject us to liability to third parties, and may inhibit our ability to sell or rent such property or borrow money using such property as collateral. Any of these occurrences would adversely affect our operating income.

Legislative or other actions affecting the single-family residential housing industry could have a negative effect on our business and financial results.

Various legislative and regulatory bodies have been focused on the shortage and increases in the cost of residential housing in the U.S. There has been vigorous and continuing political debate and discussion, in which we participate, with respect to residential housing laws and regulations, with particular focus on the single-family residential housing industry. Since late 2023, legislation has been introduced that could, if enacted, discourage or deter the purchase of single-family properties by entities owned or controlled by institutional investors. Recently, the Trump Administration signaled that his administration is moving to ban certain financial firms from buying single-family homes. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could take effect. If enacted, such changes could have an adverse impact on our business and financial results. In addition, there can be no assurance that any other future legislative or regulatory changes will not be proposed or enacted that could adversely affect our business and financial results.

ITEM 1B. UNRESOLVED STAFF COMMENTS

We have no unresolved staff comments regarding our periodic or current reports.

ITEM 1C. CYBERSECURITY

Presidio Property Trust uses a cross-departmental approach to addressing cybersecurity risk, including input from senior management, employees, external consultants, and our Board of Directors (the "Board"). Senior management devote significant resources to cybersecurity and risk management processes to adapt to the changing cybersecurity landscape and respond to emerging threats in a timely and effective manner, including providing periodic training to staff, an annual third-party review of the Company's current posture to protect against threats, and annual tabletop testing to assess response readiness. The Audit Committee of the Board of Directors oversees the steps taken by Presidio Property Trust's management to monitor and mitigate cybersecurity risks. Senior management briefs the Audit Committee and the Board of Directors on cybersecurity matters on at least an annual basis.

The Company operates almost exclusively in a Software-as-a-Service (SaaS) IT environment. In addition to assessing our own cybersecurity preparedness, we also consider and evaluate cybersecurity risks associated with the use of third-party service providers. The internal business owners of the hosted applications are required to document quarterly user access reviews and obtain a System and Organization Controls (SOC) 1 and/or SOC 2 report from our SaaS vendors. With assistance from an external consultant, management conducts an annual review of third-party SOC reports with a specific focus on their data protection procedures. If a third-party vendor is not able to provide a SOC report, management takes additional steps to assess their cybersecurity preparedness and assess our relationship with them on that basis. Our assessment of risks associated with the use of third-party providers is a significant part of the Company's overall cybersecurity risk management framework.

The Company has also engaged a third-party managed service provider to manage server, network, and email security, including continuous monitoring and industry-leading antivirus software. Presidio Property Trust has robust business continuity and disaster recovery procedures in place, and an insurance policy that provides for network security liability, event response and recovery, direct business interruption, contingent business interruption, cyber extortion, social engineering, and computer fraud should an incident occur.

In addition, Presidio Property Trust has Company-wide policies and procedures concerning cybersecurity matters, including access security, system change management, development lifecycle, incident management, business continuity/disaster recovery, and artificial intelligence usage policies. These policies go through an annual internal review process and are approved by appropriate members of management and/or members of the Board of Directors. Presidio Property Trust uses a third-party consultant to assess the Company's compliance with Sarbanes Oxley requirements.

Presidio Property Trust faces risks from cybersecurity threats that could have a material adverse effect on its business, financial condition, results of operations, cash flows or reputation. The Company has not, to date, experienced cyber incidents in the normal course of its business, nor have prior cybersecurity incidents had a material adverse effect on the Company's business, financial condition, results of operations, or cash flows. For more information about the cybersecurity risks we face, see the risk factor entitled "Risks related to cyber-attacks, cyber intrusions and other security breaches" in Item 1A- Risk Factors.

ITEM 2. PROPERTIES

General Information

We invest in a diverse multi-tenant portfolio of real estate assets primarily consisting of office/industrial, retail, and model home properties located primarily in the western United States. As of December 31, 2025, we owned or had an equity interest in office/industrial buildings totaling approximately 758,175 rentable square feet and retail centers totaling approximately 10,500 rentable square feet. In addition, through our Model Home subsidiary and our investments in three limited partnerships and one corporation, we own a total of 80 Model Home Properties located in four states, totaling approximately 237,981 square feet. Of the 80 Model Home Properties in our portfolio, 63 of them are wholly owned by the Company through NetREIT Model Homes, Inc. We directly manage the operations and leasing of our properties. Substantially all of our revenues consist of base rents received under leases that generally have terms that range from one to five years. The majority of our existing leases as of December 31, 2025 contain contractual rent increases that provide for increases in the base rental payments. Our tenants consist of local, regional and national businesses. Our properties generally attract a mix of diversified tenants creating lower risk in periods of economic fluctuations. Our largest tenant represented approximately 6.90% of total revenues for the year ended December 31, 2025.

Geographic Diversification Table

The following table shows a list of properties we owned as of December 31, 2025, grouped by the state where each of our investments is located.

Office/Industrial and Retail Properties:

State	No. of Properties	Aggregate Square Feet	Approximate % of Square Feet	Current Base Annual Rent	Approximate % of Aggregate Annual Rent
California	1	57,807	7.5%	$ 1,636,781	15.3%
Colorado	3	269,502	35.1%	4,424,654	41.3%
Maryland	1	31,752	4.1%	739,050	6.9%
North Dakota	4	399,114	51.9%	3,553,243	33.2%
Texas	1	10,500	1.4%	349,546	3.3%
Total	10	768,675	100.0%	$10,703,274	100.0%

Model Home Properties:

State	No. of Properties	Aggregate Square Feet	Approximate % of Square Feet	Current Base Annual Rent	Approximate % of Aggregate Annual Rent
Alabama	10	23,835	10.0%	$ 347,064	10.0%
Arizona	1	3,474	1.5%	74,280	2.1%
Tennessee	2	5,534	2.3%	89,304	2.6%
Texas	67	205,138	86.2%	2,955,864	85.3%
Total	80	237,981	100.0%	$ 3,466,512	100.0%

The following table summarizes information relating to our properties (excluding model homes) at December 31, 2025:

Property Summary

($ in000's) Property Location	Sq., Ft.	Date Acquired	Year Property Constructed	Purchase Price	Occupancy	Percent Ownership	Mortgage On property
Office/Industrial Properties:							
Genesis Plaza, San Diego, CA (1).......	57,807	08/10	1989	$ 10,000	100.0%	92.0%	$ 6,250
Dakota Center, Fargo, ND (2).............	119,554	05/11	1982	9,575	46.1%	100.0%	8,740
Grand Pacific Center, Bismarck, ND ..	94,943	03/14	1976	5,339	88.6%	100.0%	6,392
Arapahoe Center, Colorado Springs, CO..	79,023	12/14	2000	11,850	100.0%	100.0%	8,670
West Fargo Industrial, West Fargo, ND	150,099	08/15	1998/2005	7,900	96.5%	100.0%	5,750
300 N.P., West Fargo, ND..................	34,517	08/15	1922	3,850	66.4%	100.0%	-
One Park Centre, Westminster CO......	69,174	08/15	1983	9,150	84.0%	100.0%	6,100
Shea Center II, Highlands Ranch, CO (3)	121,306	12/15	2000	25,961	71.5%	100.0%	16,432
Baltimore, Baltimore, MD..................	31,752	12/21	2006	8,892	100.0%	100.0%	5,670
Total Office/Industrial Properties......	758,175			$ 92,517	82.1%		$ 64,004
Retail Properties:							
Mandolin, Houston, TX (4).................	10,500	08/21	2021	4,892	100.0%	61.3%	3,458
Total Retail Properties........................	10,500			$ 4,892	100.0%		$ 3,458

(1) Genesis Plaza is owned by two tenants-in-common, NetREIT Genesis and NetREIT Genessis II, each of which own 57% and 43%, respectively, and we beneficially own an aggregate of 92.0%, based on our ownership of each entity. We have 100% ownership of NetREIT Genesis and 81.5% ownership of NetREIT Genesis II, and we have control of both entities. During July 2024, the Company completed a minority ownership conversion option as result of a death in a noncontrolling trust within NetREIT Genesis II. The Company issued the trust 86,232 shares of SQFT Series A Common Stock in exchange for their 36.4% ownership in NetREIT Genesis II, as per the original exchange agreement.

(2) The non-recourse loan on the Dakota Center property matured on July 6, 2024. During December 2024, the lender agreed to the broker the Company would use to sell the property to settle the non-recourse debt. At December 31, 2025, the property was included in the real estate assets held for sale, net on the consolidated balance sheet. During July 2025, the lender approved a purchase offer from a third party for $5,125,000. In connection with the sale, we have impaired the property's book value and recorded an impairment charge of approximately $3.5 million for the year ended December 31, 2025. The sale took place in January of 2026.

(3) During the year ended December 31, 2025, the Company impaired Shea Center II for a total of approximately $2.5 million after low property occupancy triggered a cash management event under the terms of the loan agreement. Subsequent to the year ended December 31, 2025, the Company received notice that the Company's failure to repay in full by January 5, 2026 the indebtedness related to the loan agreement governing Shea Center II had triggered a default event. The Company has received notification that the Shea Center II property governed by this agreement will be moved into receivership, which will fulfill its obligation for this non-recourse loan.

(4) A portion of the proceeds from the sale of Highland Court were used in like-kind exchange transactions pursued under Section 1031 of the Code for the acquisition of our Mandolin property. Mandolin is owned by NetREIT Palm Self-Storage LP, through its wholly owned subsidiary, NetREIT Highland LLC, and the Company is the sole general partner and owns 61.3% of NetREIT Palm Self-Storage LP.

For the years ended December 31, 2025 and 2024, depreciation and amortization expense totaled approximately $4.9 million and $5.5 million, respectively.

Top Ten Tenants Physical Occupancy Table

The following table sets forth certain information with respect to our top 10 tenants at our Office/Industrial and Retail Properties.

As of December 31, 2025 Tenant		Number of Leases	Annualized Base Rent	% of Total Annualized Base Rent
Johns Hopkins University		1	739,050	6.90%
Finastra USA Corporation		1	561,720	5.25%
KLJ Engineering LLC		1	536,080	5.01%
MasTec North America, Inc.		1	380,526	3.56%
L&T Care LLC		1	349,546	3.27%
Meissner Jacquet Real Estate Management Group, Inc.		1	341,869	3.19%
Wells Fargo Bank, NA		1	307,934	2.88%
OnPoint Medical Group Holdings, LLC		1	287,480	2.69%
Republic Indemnity of America	(1)	1	278,831	2.61%
Fredrikson & Byron P.A.		1	249,270	2.33%
			$ 4,032,306	37.69%

(1) Republic Indemnity of America's lease expired on January 31, 2026 without a renewal. The Company is currently looking at potential tenants to occupy their vacant space. Republic Indemnity of America accounted for approximately 17% of the annualized rent at Genesis Plaza.

Lease Expirations Tables

The following table sets forth lease expirations for our properties as of December 31, 2025, assuming that none of the tenants exercise their renewal options.

Office/Industrial and Retail Properties:

Expiration Year		Number of Leases Expiring	Square Footage	Annual Rental From Lease	Percent of Total
Month to Month	(1)	17	15,234	$ 203,876	1.0%
2026		37	206,480	$ 3,322,881	31.7%
2027		26	73,985	$ 1,123,643	10.7%
2028		19	95,456	$ 1,857,705	17.7%
2029		17	71,211	$ 1,284,854	12.2%
2030		5	44,958	$ 778,105	7.4%
Thereafter		10	114,494	$ 2,132,210	20.3%
Totals		114	606,584	$10,499,398	100.0%

(1) One of these leases expired on December 31, 2025 and was located in our One Park Centre property, and accounted for approximately 9% of One Park Centre's annual rent. During January 2026 the tenant renewed its lease until December 31, 2027. The remaining leases are mainly for month to month storage, parking and other miscellaneous space.

Model Home Properties:

Expiration Year (1)	Number of Leases Expiring	Square Footage	Annual Rental From Lease	Percent of Total
Expired Leases .... (2)	4	9,766	$ —	0.0%
2026...	54	167,576	2,423,928	72.8%
2027...	22	60,639	903,900	27.2%
	80	237,981	$ 3,327,828	100.0%

(1) These leases are subject to extensions by the home builder depending on sales of the total development. All model homes are sold at the end of the lease period.

(2) These properties came off lease during 2025 and are listed as held for sale as of December 31, 2025.

As of December 31, 2025 we had five model homes listed for sale, and are included in the real estate assets held for sale, net on the consolidated balance sheet.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits or legal proceedings which arise in the ordinary course of business. Neither the Company nor any of the Company's properties are presently subject to any material litigation nor, to the Company's knowledge, is there any material threatened litigation.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our Series A Common Stock has been listed on the Nasdaq Capital Market under the symbol "SQFT" since October 7, 2020. Our Series D Preferred Stock has been listed on the Nasdaq Capital Market under the symbol "SQFTP" since June 11, 2021. On January 24, 2022, our Series A Warrants began trading on the Nasdaq Capital Market under the symbol "SQFTW".

Performance Graph

Not required.

Number of Common Stockholders

As of March 27, 2026, there were approximately 3,700 holders of our Series A Common Stock.

Dividend Payments

The following is a summary of distributions declared per share of our Series A Common Stock and for our Series D Preferred Stock for the years ended December 31, 2025 and 2024. As of January 28, 2026, the Board of Directors has suspended the Company's monthly dividend on its Series D Preferred Stock commencing with the January 2026 monthly dividend that would have been paid on February 15, 2026. In accordance with the terms of the Series D Preferred Stock, the unpaid monthly dividends will continue to accrue at $0.19531 per share each month. No interest, or sum of money in lieu of interest, is payable in respect of any dividend payments on the Series D Preferred Stock that are in arrears. The Board has not indicated when it will resume approving dividends on our Series A Common Stock. The Board and the Company intend to reassess, on a quarterly basis, when accrued dividends on the Series D Preferred Stock may be paid and when the monthly dividend payments can be reinstated.

Series A Common Stock

Quarter Ended	2025 Distributions Declared	2024 Distributions Declared
March 31	$ —	$ —
June 30	—	—
September 30	—	—
December 31	—	—
Total	$ —	$ —

Series D Preferred Stock

Month	2025 Distributions Declared	2024 Distributions Declared
January	$ 0.19531	$ 0.19531
February	0.19531	0.19531
March	0.19531	0.19531
April	0.19531	0.19531
May	0.19531	0.19531
June	0.19531	0.19531
July	0.19531	0.19531
August	0.19531	0.19531
September	0.19531	0.19531
October	0.19531	0.19531
November	0.19531	0.19531
December	0.19531	0.19531
Total	$ 2.34372	$ 2.34372

Dividend Policy

We plan to pay at least 90% of our annual REIT taxable income to our stockholders in order to maintain our status as a REIT. We intend to continue to declare dividends, however, we cannot provide any assurance as to the amount or timing of future dividends. Our goal is to make cash dividend distributions out of our operating cash flow and proceeds from the sale of properties. During 2025, we did not paid dividends to holders of our Series A Common Stock.

To the extent that we pay dividends in excess of our earnings and profits, as computed for federal income tax purposes, these dividends will represent a return of capital, rather than a dividend, for federal income tax purposes. Dividends that are treated as a return of capital for federal income tax purposes generally will not be taxable as a dividend to a U.S. stockholder, but will reduce the stockholder's basis in its shares (but not below zero) and therefore can result in the stockholder having a higher gain upon a subsequent sale of such shares. Return of capital dividends in excess of a stockholder's basis generally will be treated as gain from the sale of such shares for federal income tax purposes.

We provide each of our stockholders a statement detailing dividends paid during the preceding year and their characterization as ordinary income, capital gain or return of capital annually. During the years ended December 31, 2025 and December 31, 2024, all dividends to holders of our Series A Common Stock were non-taxable as they were considered return of capital to the stockholders.

As of January 28, 2026 the Board of Directors has suspended our monthly dividend for Series D Preferred Stock. In accordance with the terms of the Series D Preferred Stock, the unpaid monthly dividends will continue to accrue at $0.19531 per share each month. No interest, or sum of money in lieu of interest, is payable in respect of any dividend payments on the Series D Preferred Stock that are in arrears. We currently estimate that suspension of the dividend will preserve approximately $2.3 million in cash on an annualized basis. The Board and the Company intend to reassess, on a quarterly basis, when accrued dividends on the Series D Preferred Stock may be paid and when the monthly dividend payments can be reinstated.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

While we will continue to pursue value creating investments, the Board of Directors believes there is significant embedded value in our assets that is yet to be realized by the market. Therefore, returning capital to stockholders through a repurchase program is an attractive use of capital currently. In November 2023, the Board of Directors authorized a stock repurchase program of up to $6.0 million of outstanding shares of our Series A Common Stock and up to $4.0 million of our Series D Preferred Stock which expired in November 2024. In December 2024, the Board of Directors authorized a stock repurchase program of up to $6.0 million of outstanding shares of our Series A Common Stock and up to $4.0 million of our Series D Preferred Stock, which expired in December 2025. During the year ended December 31, 2025, we repurchased 16,080 shares of our Series A Common Stock, with an average price of $4.79 per share, including a commission of $0.025 per share, for a total cost of $77,092 for the Series A Common Stock. This does not include the shares repurchased in the Tender Offer during April-May 2025 as noted below. During the year ended December 31, 2025, the Company repurchased 23,346 shares of our Series D Preferred Stock at an average price of approximately $14.76 per share, including a commission of $0.035 per share, for a total cost of $344,503 for the Series D Preferred Stock. Any repurchased shares are treated as authorized and unissued in accordance with Maryland law and shown as a reduction of stockholders' equity at cost.

The following tables contain information for shares of Series A Common Stock and Series D Preferred Stock repurchased during the year ended December 31, 2025.

Series A Common Stock:

Month	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
January 2025	—	$ —	—	$ 5,956,977
February 2025	—	—	—	5,956,977
March 2025	—	—	—	5,956,977
April 2025	—	—	—	5,956,977
May 2025 (1)...	214,412	6.80	—	5,956,977
June 2025	4,091	4.53	4,091	5,938,425
July 2025	—	—	—	5,938,425
August 2025	586	4.92	586	5,935,539
September 2025...	11,403	4.88	11,403	5,879,885
October 2025	—	—	—	5,879,885
November 2025	—	—	—	5,879,885
December 2025 (2)..	—	—	—	—
Total	230,492	$ 6.66	16,080	$ —

Series D Preferred Stock:

Month	Total Number of Shares Purchased		Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs	
January 2025	2,854	$	14.36	2,854	$	3,918,112
February 2025	5,233		15.52	5,233		3,836,896
March 2025	4,757		15.30	4,757		3,764,118
April 2025	—		—	—		3,764,118
May 2025	4,620		14.16	4,620		3,698,678
June 2025	4,795		14.05	4,795		3,631,303
July 2025	—		—	—		3,631,303
August 2025	—		—	—		3,631,303
September 2025...	—		—	—		3,631,303
October 2025	380		15.19	380		3,625,532
November 2025	506		15.41	506		3,617,733
December 2025 (2)...	201		15.65	201		—
Total	23,346	$	14.76	23,346	$	—

(1) On April 8, 2025, we commenced a fixed price self-tender offer (the "Tender Offer") to purchase for cash all odd lots plus up to 200,000 shares of the Company's Series A common stock, par value $0.01 per share, properly tendered and not properly withdrawn prior to the expiration date, subject to the Company's ability to increase the number of shares accepted for payment in the Tender Offer by up to 2% of the Company's outstanding common stock (resulting in an increase of up to approximately 28,308 shares) without amending or extending the Tender Offer in accordance with rules promulgated by the SEC, at $6.80 per share, net to the seller in cash, less any applicable withholding taxes and without interest. The Tender Offer expired at 11:59 P.M., New York City time, on May 5, 2025. Based on the final count by the depositary for the Tender Offer, 214,412 shares of Series A common stock were validly and successfully tendered and not properly withdrawn, including tenders of shares for which the tender was defective but for which the Company waived such defects. Pursuant to the terms of the Tender Offer, the Company accepted for purchase 214,412 shares of Series A common stock, including 1,209 odd lot shares. Total cash required to complete the Tender Offer was approximately $1,458,000, excluding fees and expenses related to the Tender Offer. We believe that the Tender Offer provided an efficient mechanism to provide our stockholders who desired immediate liquidity with the opportunity to tender shares at a favorable price relative to the current market price and without incurring broker's fees associated with most secondary market sales, while also providing a benefit to those stockholders who did not participate, as such stockholders automatically increased their relative percentage ownership interest in the Company and our future operations, including any liquidity events that we may have in the future. Another purpose of the Tender Offer was to reduce the number of our issued and outstanding shares and to reduce or eliminate all of our odd lots. Overall, we believe that the Tender Offer was a prudent use of our financial resources given our business profile, capital structure, assets and liabilities.

(2) On December 19, 2024, the Board of Directors authorized a stock repurchase program of up to $6.0 million of outstanding shares of our Series A Common Stock and up to $4.0 million of our Series D Preferred Stock. The stock repurchase programs that expired on December 18, 2025, were not renewed by the Board of Directors.

ITEM 6. RESERVED

Not required.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion relates to our financial statements and should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report. Statements contained in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" that are not historical facts may be forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to materially differ from those projected. Some of the information presented is forward-looking in nature, including information concerning projected future occupancy rates, rental rate increases, project development timing and investment amounts. Although the information is based on our current expectations, actual results could vary from expectations stated in this report. Numerous factors will affect our actual results, some of which are beyond our control. These include the timing and strength of national and regional economic growth, the strength of commercial and residential markets, competitive market conditions, and fluctuations in availability and cost of construction materials and labor resulting from the effects of worldwide demand, future interest rate levels and capital market conditions. You are cautioned not to place undue reliance on this information, which speaks only as of the date of this report. We assume no obligation to update publicly any forward-looking information, whether as a result of new information, future events or otherwise, except to the extent we are required to do so in connection with our ongoing requirements under federal securities laws to disclose material information. For a discussion of important risks related to our business, and an investment in our securities, including risks that could cause actual results and events to differ materially from results and events referred to in the forward-looking information. See Item 1A for a discussion of material risks.

OVERVIEW

The Company operates as an internally managed diversified real estate investment trust, or REIT. The Company invests in a multi-tenant portfolio of commercial real estate assets comprised of office, industrial, and retail properties and model homes leased back to the homebuilder located primarily in the central United States. As of December 31, 2025, including properties held for sale, the Company owned or had an equity interest in:

- Eight office properties and one industrial property ("Office/Industrial Properties") which total approximately 758,175 rentable square feet.

- One retail shopping center ("Retail Properties") which totals approximately 10,500 rentable square feet, and

- 80 model homes owned totaling approximately 237,981 square feet, by four affiliated limited partnerships and one corporation ("Model Home Properties").

Previously, the Company reported a multi-tenant portfolio for the year ended December 31, 2024 of:

- Eight office buildings and one industrial building ("Office/Industrial Properties") which total approximately 758,175 rentable square feet,

- Three retail shopping centers ("Retail Properties") which total approximately 65,242 rentable square feet, and

- 78 model homes owned totaling approximately 236,955 square feet, by four affiliated limited partnerships and one corporation ("Model Home Properties").

Presidio Property Trust's office, industrial and retail properties are located California, Colorado, Maryland, North Dakota and Texas. Our Model Home Properties are located primarily in Texas. We acquire properties that are stabilized or that we anticipate will be stabilized within two or three years of acquisition. We consider a property to be stabilized once it has achieved an 80% occupancy rate for a full calendar year, or has been operating for three years. Our geographical clustering of assets enables us to reduce our operating costs through economies of scale by servicing a number of properties with less staff, but it also makes us more susceptible to changing market conditions in these discrete geographic areas.

Most of our office and retail properties are leased to a variety of tenants ranging from small businesses to large public companies, many of which are not investment grade. We have in the past entered into, and intend in the future to enter into, purchase agreements for real estate having net leases that require the tenant to pay all of the operating expense (NNN Leases) or pay increases in operating expenses over specific base years. Most of our office leases are for terms of 3 to 5 years with annual rental increases. Our model homes are typically leased for 2 to 3 years to the homebuilder on a triple net lease. Under a triple net lease, the tenant is required to pay all operating, maintenance and insurance costs and real estate taxes with respect to the leased property.

We seek to diversify our portfolio by commercial real estate segments to reduce the adverse effect of a single under-performing segment, geographic market and/or tenant. We further supplement this at the tenant level through our credit review process, which varies by tenant class. For example, our commercial and industrial tenants tend to be corporations or individually owned businesses. In these cases, we typically obtain financial records, including financial statements and tax returns (depending on the circumstance), and run credit reports for any prospective tenant to support our decision to enter into a rental arrangement. We also typically obtain security deposits from these commercial tenants. Our Model Home business partners are substantial homebuilders with established credit histories. These tenants are subjected to financial review and analysis prior to us entering into a sale-lease transaction. Our ownership of the underlying property provides a further means to avoiding significant credit losses.

Significant Transactions in 2025 and 2024

Acquisitions during the year ended December 31, 2025:

- We acquired 22 Model Home Properties and leased them back to the homebuilders under triple net leases during the year ended December 31, 2025. The purchase price for these properties was approximately $9.4 million. The purchase price consisted of cash payments of approximately $2.8 million and mortgage notes of approximately $6.6 million.

Acquisitions during the year ended December 31, 2024:

- We acquired 19 Model Home Properties and leased them back to the homebuilders under triple net leases during the year ended December 31, 2024. The purchase price for the properties was approximately $9.7 million. The purchase price consisted of cash payments of approximately $3.0 million and mortgage notes of approximately $6.7 million.

We review our portfolio of investment properties for value appreciation potential on an ongoing basis, and dispose of any properties that no longer satisfy our requirements in this regard, taking into account tax and other considerations. The proceeds from any such property sale, after repayment of any associated mortgage or repayment of secured or unsecured indebtedness, are available for investing in properties that we believe will have a greater likelihood of future price appreciation.

Dispositions during the year ended December 31, 2025:

During year ended December 31, 2025, we disposed of the following properties:

- 20 model homes for approximately $9.8 million, net of sales costs, and the Company recognized a gain of approximately $1.0 million.

- On February 6, 2025, the Company sold two commercial properties, Union Town Center and Research Parkway, to a single buyer for approximately $15.9 million, net of selling costs, and recognized a net gain of approximately $4.5 million net of closing costs.

Dispositions during the year ended December 31, 2024:

During year ended December 31, 2024, we disposed of the following properties:

- 51 model homes for approximately $24.8 million and the Company recognized a gain of approximately $3.4 million.

ECONOMIC ENVIRONMENT

We believe that the US macroeconomic environment in 2026 is marked by cautious optimism in the face of generally uncertain headwinds: as Morgan Stanley notes in its market outlook for 2026, an expectation for sheepish growth in Q1 of 2026 dovetails into forecasts of moderate improvement as monetary policy moves to a more neutral position. Similar observations have been noted by other investor outlooks; for example Colliers Securities notes that while signs of economic distress have been present, the scale of these signals was beneath expectations and the reaction to them in the lending market has been to "kick the can," suggesting that the market has a tolerance for near term uncertainty on the belief that headwinds will lessen further down the road.

The general optimism for a resilient marketplace, coupled with the expectation for decreases in interest rates from the Federal Reserve, could position REITs more favorably in 2026 relative to recent periods as market conditions show signs of trending towards equilibrium. REIT-related experts like Nareit cite that a shift towards equilibrium would position REITs to improve their value as two key gaps close: the gap between public and private real estate valuations, and the gap between REITs and broader tech-focused equity. Below, two graphics highlight the ongoing gaps and the historical tendency for the narrowing of such gaps to favorably affect REIT valuations:





In the corresponding bar graph, REITs have dealt with a long-standing gap of 100+ basis points between public and private valuations. The closure of such a gap has historically corresponded with an increase in real-estate transactions as private appraisal valuations fall or the cost of purchasing continues to decrease as interest rates fall. Conversely speaking, the historical trend line of comparative earnings valuations illustrates that while current valuations favor broader-equity, REITs' earnings multiples suggest an opportunity for relative outperformance as this gap narrows. While the timing of such a normalization remains uncertain, the current macroeconomic forecasts of moderate interest rate cuts and market resilience would support the gradual normalization of relative valuations over time. The tension within this current valuation gap seems to track with the broader real estate market sentiment in general; CBRE reports that across all sectors, capitalization rates have leveled off at a peak value over the last two fiscal quarters of 2025, a trend that would support the eventual increase in property valuations.

CREDIT MARKET ENVIRONMENT

For December 2025, the Federal Funds Rate was 3.72%, a decrease of 116 basis points from 2024, which ended the year at a rate of 4.88%. As of January 2026, the current market rate for fixed-rate mortgages ranged from 5.52% to 6.25%, while commercial real estate rates hovered between 5.17% to 6.50%, depending on the building type. While these rates reflect a decrease in the cost of borrowing for buyers and certain market observers believe there is a reasonable expectation for rate cuts in 2026, the credit market for 2026 may prove immobile due to long term expectations about the market, as noted by JP Morgan in its 2026 projections: "While markets are pricing short-term interest rates to come down by 0.5-0.75% over the coming year, mortgage rates and longer-term rates might stay elevated as fiscal concerns weigh on the long end of the yield curve. This could be an environment that keeps construction restricted and rewards patient capital investing in supply-constrained markets."

The trepidation about changes to long term credit market rates aligns with what can be observed in the Federal Reserve's policy outlook for 2026 and beyond; according to reporting published by the Congressional Research Service, the Federal Reserve has positioned itself to pursue a "neutral policy" in relation to its targets for the Federal Funds Rate, and its internal modeling suggests that current rates would fit the bill of neutrality, despite the relative ambiguity of that modeling. Though past behavior is not an indicator of future decisions, forecasting modest movements from the Federal Reserve would align with its historical response to competing concerns about inflation and unemployment, as seen below:



Fed worries about both inflation and unemployment suggest measured easing ahead

Exhibit 2A: Target federal funds rate, FOMC median projection of longer run federal funds rate

Exhibit 2B: # of FOMC participants who view inflation and employment risks as skewed to the upside relative to forecast

Source: (Left) Bloomberg, Federal Reserve Board, J.P. Morgan Asset Management. (Right) Federal Reserve Board, J.P. Morgan Asset Management. For each SEP, participants provided responses to the question "Please indicate your judgment of the risk weighting around your projections." Data are as of November 13, 2025.

As modestly decreased interest rates would be advantageous for our purposes, it is worth noting that decreased rates would not necessarily translate to loan refinancing or new mortgages, as these rates vary across properties and depend on a variety of performance indicators including but not limited to cash flows, occupancy rates, and lender credit.

SECTOR SPECIFIC OUTLOOKS

Colliers Securities notes the following for the primary real-estate sectors in their 2026 outlook for the US:

- **Multifamily and Industrial/Logistics (IL):** improved development pipelines have allowed both sectors to grow, which could in theory create the conditions for further improvement in fundamental metrics. The multifamily sector specifically shows signs of increased opportunity while reduced supply constraints have the potential to increase transactions within the IL sector.
- **Office**: high vacancy rates have muddied signals of recovery and increased demand across multiple regional markets, making properties expensive to both acquire and maintain occupancy.

As it pertains to the wider housing market, the general indicators for 2026 market expectations largely reflect the same uncertainty felt across the broader US economy. According to the National Association of Homebuilders' housing market sentiments rose in Q4 of 2025 and fell slightly in January of 2026, as sales conditions, short term (6 month) sales expectations, and prospective buyer traffic collectively fell. As of January, homebuilder sentiment was at a value of 37 out of 100, which reflects an overall negative outlook about the expectations for and demand of single-family home sales over the next six months.



Though the January report reflects a broadly pessimistic near-term outlook, the current trend line for 2026 falls within the range of index scores observed over the past 24 months, with homebuilder sentiment charting as high as 44 as of January 2024 on the index and as low as 32 as of June 2025. In the context of our business operations, specifically our model homes segment, overall builder sentiment offers an understanding of the broader macroeconomic trends for the housing market but is nonspecific to model homes, thus limiting its utility to general forecasting about broader market forces.

MANAGEMENT EVALUATION OF RESULTS OF OPERATIONS

Management's evaluation of operating results includes an assessment of our ability to generate cash flow necessary to pay operating expenses, general and administrative expenses, debt service and to fund distributions to our stockholders. As a result, management's assessment of operating results gives less emphasis to the effects of unrealized gains and losses and other non-cash charges, such as depreciation and amortization and impairment charges, which may cause fluctuations in net income for comparable periods but have no impact on cash flows. Management's evaluation of our potential for generating cash flow includes assessments of our recently acquired properties, our non-stabilized properties, long-term sustainability of our real estate portfolio, our future operating cash flow from anticipated acquisitions, and the proceeds from the sales of our real estate assets or other assets.

In addition, management evaluates the results of the operations of our portfolio and individual properties with a primary focus on increasing and enhancing the value, quality and quantity of properties in our real estate holdings. Management focuses its efforts on improving underperforming assets through re-leasing efforts, including negotiation of lease renewals and rental rates. Properties are regularly evaluated for potential added value appreciation and cash flow and, if lacking such potential, are sold with the equity reinvested in new acquisitions or otherwise allocated in a manner we believe is accretive to our stockholders. Our ability to increase assets under management is affected by our ability to raise borrowings and/or capital, coupled with our ability to identify appropriate investments.

Our results of operations for the years ended December 31, 2025 and 2024 may not be indicative of those expected in future periods. During 2025, stagnations in previously rising commercial real estate prices, slow-to-decrease interest rates, and compressing capitalization rates across the US have made it challenging to acquire properties during 2025 that fit our portfolio needs. As a result, we did not find any suitable commercial properties to acquire during 2025, but we were able to acquire 22 Model Home Properties. Management will continue to evaluate potential acquisitions in an effort to increase our portfolio of commercial real estate and model homes.

CRITICAL ACCOUNTING POLICIES

As a company primarily involved in owning income generating real estate assets, management considers the following accounting policies critical as they reflect our more significant judgments and estimates used in the preparation of our financial statements and because they are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Impairment of Real Estate Assets. We regularly review for impairment on a property-by-property basis. Impairment is recognized on a property held for use when the expected undiscounted cash flows for a property are less than the carrying amount at which time the property is written-down to fair value. Impairment is recognized on a property held for sale when the fair value less costs to sell is less than the carrying amount. If the carrying amount exceeds the undiscounted cash flows, we calculate an impairment loss by comparing the carrying amount to estimated fair value, using discounted cash flow models or third-party appraisals. The calculation of both discounted and undiscounted cash flows requires management to make estimates of future cash flows that are determined based on a number of inputs and assumptions, including but not limited to, the terminal capitalization rate. Actual results could be significantly different from the estimates. Although our strategy is to hold our properties over the long-term, if our strategy changes or market conditions otherwise dictate an earlier sale date, an impairment loss may be recognized to reduce the property to fair value and such loss could be material.

Real Estate Held for Sale. We generally reclassify assets to "held for sale" when the disposition has been approved, it is available for immediate sale in its present condition, we are actively seeking a buyer, and the disposition is considered probable within one year. Additionally, real estate sold during the current period is classified as "real estate assets held for sale" for all prior periods presented in the accompanying consolidated financial statements. Mortgage notes payable related to the real estate sold during the current period are classified as "mortgage notes payable related to properties held for sale" for all prior periods presented in the accompanying consolidated financial statements. Additionally, we record the operating results related to real estate that has been disposed of as discontinued operations for all periods presented if the operations have been eliminated and represent a strategic shift and we will not have any significant continuing involvement in the operations of the property following the sale. Properties considered held for sale are recorded at the lesser of the carrying value or fair value less costs to sell. As of December 31, 2025, only one commercial property, Dakota Center, met the criteria to be classified as "held for sale," and five model homes were classified as "held for sale" but are not considered discontinued operations or a strategic shift in our operations.

Fair Value Measurements. Certain assets and liabilities are required to be carried at fair value, or if long-lived assets are deemed to be impaired, to be adjusted to reflect this condition. The guidance requires disclosure of fair values calculated under each level of inputs within the following hierarchy:

- Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

- Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

- Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, we utilize quoted market prices from independent third-party sources to determine fair value and classify such items in Level 1 or Level 2.

In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require us to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third-party may rely more on models with inputs based on information available only to that independent third-party. When we determine the market for a financial instrument owned by us to be illiquid or when market transactions for similar instruments do not appear orderly, we use several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and establish a fair value by assigning weights to the various valuation sources.

When determining the fair value of real estate assets, goodwill and other liabilities the Company refers to the guidance in ASC 820. The term "Fair Value" is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (ASC 820-10-20). In particular, ASC 820 prescribes that the measurement of the Fair Value of an asset or liability should be based on assumptions that market participants would use when pricing the asset or liability. Accordingly, the Company's determination of the Fair Value measurements detailed above is based on the price that would be received to sell an asset or transfer a liability at the measurement date, assuming a transaction takes place at that date (i.e., an exit price).

As of December 31, 2025 and December 31, 2024, our marketable securities (excluding our investments in Conduit's common stock and common stock warrants), held at a third party broker, presented on the balance sheet were measured at fair value using Level 1 market prices and totaled approximately zero and zero, respectively, with a cost basis of approximately zero and zero, respectively. Our investments in Conduit's common stock and common stock warrants presented on the consolidated balance sheets were measured at fair value using Level 1 market prices, which are currently held at Conduit's transfer agent, taking into account the adoption of ASU 2022-03 *Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions*, and totaled approximately $3,900 as of December 31, 2025, with a cost basis of approximately $7.5 million. The Company entered into a lock-up agreement with Conduit regarding the common stock held by the Company, for 180 days from the closing of the business combination which ended March 20, 2024. There were no financial liabilities measured at fair value as of December 31, 2025 and December 31, 2024.

The following table presents as of December 31, 2025 the Company's assets subject to measurement at fair value on a nonrecurring basis (in thousands):

| | **Fair Value Measurements as of December 31, 2025** | | | | |
	Level 1	**Level 2**	**Level 3**	**Total**	**Impairment Loss**
Assets:					
Goodwill for NTR Property Management	$ —	$ —	$ 194,000	$ 194,000	$ 72,000
Certain Real Estate assets	—	—	24,499,935	24,499,935	6,371,437
Total Assets	$ —	$ —	$24,693,935	$24,693,935	$ 6,443,437

The following table presents as of December 31, 2024 the Company's assets subject to measurement at fair value on a nonrecurring basis (in thousands):

| | **Fair Value Measurements as of December 31, 2024** | | | | |
	Level 1	**Level 2**	**Level 3**	**Total**	**Impairment Loss**
Assets:					
Goodwill for NTR Property Management	$ —	$ —	$ 266,000	$ 266,000	$ 185,000
Certain Real Estate assets	—	—	18,065,871	18,065,871	1,784,311
Total Assets	$ —	$ —	$18,331,871	$18,331,871	$ 1,969,311

RESULTS FROM OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

Our results from operations for 2025 and 2024 are not indicative of those expected in future periods as we expect that rental income, interest expense, rental operating expense, general and administrative expenses, and depreciation and amortization will significantly change in future periods as a result of the assets sold over the last two years.

Revenues. Total revenue was approximately $16.8 million for the year ended December 31, 2025 compared to approximately $18.9 million for the same period in 2024, a decrease of approximately $2.1 million or 11.2%. As of December 31, 2025, we had approximately $108.6 million in net real estate assets including 80 model homes, compared to approximately $127.6 million in net real estate assets including 78 model homes on December 31, 2024. The average number of model homes held during the years ended December 31, 2025 and 2024 was 79 and 94, respectively. The change in revenue is directly related to the decrease in commercial real estate rental income during the current period, from the sale of our two commercial properties on February 6, 2025. Below is additional revenue and asset information for real estate segments as of December 31, 2025 and December 31, 2024. Looking forward to 2026, it is worth noting that we expect the sale of Dakota Center and the loss of Shea Center II to result in a decrease of revenue of approximately $4.0 million.

Segment	% of Gross Revenue for the year ended	
	12/31/2025	12/31/2024
Office/Industrial	72.8%	65.2%
Model Home	23.5%	23.4%
Retail	3.2%	11.2%
Other Non-Segment & Consolidating Items	0.5%	0.2%

Segment	% of Total Real Estate Assets as of	
	12/31/2025	12/31/2024
Office/Industrial	62.1%	58.3%
Model Home	33.8%	29.3%
Retail	4.1%	12.3%

Rental Operating Costs. Rental operating costs were approximately $6.2 million for the year ended December 31, 2025 compared to approximately $6.3 million for the same period in 2024, a decrease of approximately $0.1 million or 1.6%. Rental operating costs as a percentage of total revenue were 36.6% and 33.1% for the years ended December 31, 2025 and 2024, respectively, as office property expenses continue to increase, specifically insurance costs. As of December 31, 2025 our model home assets made up 33.8% of our total real estate assets, which is up from 29.3% as of December 31, 2024, and our gross revenue from model home assets represented approximately 23.5%of our total revenue. This percentage is expected to increase in 2026 as the percentage of our model home real estate assets has increased, with the sale of Dakota Center in 2026 and the status of Shea Center II; however, if we purchase additional properties during 2026, our rental operating costs could increase. As for our commercial properties, we expect operating costs to decrease by $2.5 million as a result of the Dakota Center sale and the loss of Shea Center II.

General and Administrative. General and administrative ("G&A") expenses were approximately $5.7 million for the year ended December 31, 2025, compared to approximately $7.5 million for the same period in 2024, representing a decrease of approximately $1.8 million or 24.2%. As a percentage of total revenue, our general and administrative costs were approximately 33.9% and 39.8% for the years ended December 31, 2025 and 2024, respectively. G&A expenses comparatively decreased in 2025, largely due to the one-time nature of the 2024 annual meeting and settlement with Zuma Capital and certain individuals and entities affiliated or associated with Zuma Capital Management, LLC ("Zuma Capital"). The comparative decline was also due to additional consulting fees, higher proxy solicitation fees, and legal fees in 2024, all of which decreased by an aggregate of approximately $0.6 million in 2025 as compared to 2024. Additionally, employee, ex-officer and board costs, including stock compensation and bonus accruals increased during the year ended December 31, 2024 by approximately $0.5 million.

Depreciation and Amortization. Depreciation and amortization expenses were approximately $4.9 million for the year ended December 31, 2025, compared to approximately $5.5 million for the same period in 2024. The decrease is directly related to the sale of our retail properties UTC and Research Parkway during February 2025. Looking ahead to 2026, we expect these costs to decrease as both Shea Center II and Dakota Center made up approximately $1.0 million in depreciation and amortization costs.

Asset Impairments. We review the carrying value of goodwill and each of our real estate properties annually to determine if circumstances indicate an impairment in the carrying value of these investments exists. During the year ended December 31, 2025, we recognized a non-cash impairment charge of approximately $6.4 million on our real estate assets. Of the $6.4 million impairment for the year, approximately$6.0 million was related to our commercial properties Shea Cener II and Dakota Center, approximately $0.3 million was related to model homes, and approximately $0.1 million was related to goodwill impairment. The impairment on Shea Center II was primarily related to suboptimal occupancy levels and the near term conditions of the Denver market conditions, while the new impairment charges for the model homes reflect the estimated and actual sales prices for these specific model homes. This was the result of an abnormally short hold period, less than two years. We do not believe these losses are indicative of our overall model home portfolio. As noted above in the Overview section, during the year ended December 31, 2025, we sold 20 model homes for approximately $9.8 million and the Company recognized a gain of approximately $1.0 million.

Previously for the year ended December 31, 2024, we recognized a non-cash impairment charge of approximately $2.0 million related to goodwill and model homes. Of the $2.0 million impairment for the year, approximately $1.4 million was related to our One Park Center property, approximately $0.4 million was related to eight model homes, and approximately $0.2 million was related to goodwill impairment. The impairment charge for One Park Center reflects management's revised estimate of the fair market value based on sales comparable of like property in the same geographical area as well as an evaluation of future cash flows or an executed purchase sale agreement. As of January 14, 2026, Dakota Center had sold for a value of $5,125,000.

Interest Expense-mortgage notes. Interest expense, including amortization of deferred finance charges, was approximately $6.1 million for the year ended December 31, 2025. This value is unchanged from the $6.1 million in interest expense incurred for December 31, 2024. As of December 31, 2025 we carried total debt of $92.1 million which reflects a decrease of 9.8% from the year ended December 31, 2024. Simultaneously, the weighted average of our interest expenses increased from 5.63% as of December 31, 2024 to 6.16% for the year ended December 31, 2025. We expect these costs to decrease for 2026, as approximately $1.3 million of our current interest expenses were driven by Shea Center II and Dakota Center.

Gain on Sale of Real Estate Assets. For the year ended December 31, 2025, the change in gain on sale relates to the mix and type of properties sold. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Significant Transactions in 2025 and 2024 above for further detail.

Income Tax Expense / Benefit. For the year ended December 31, 2024, the Company recorded a benefit of approximately $61,000 related to estimated refunds from federal and state taxes for capital gains from the sale of model homes held by the taxable REIT subsidiary. For the year ended December 31, 2025, the Company recorded an expense of approximately $23,000 related to federal and state taxes for capital gains from the sale of model homes held by the taxable REIT subsidiary.

Income allocated to non-controlling interests. Income allocated to non-controlling interests for the years ended December 31, 2025 and 2024 totaled approximately $0.7 million, and $2.5 million, respectively, and was directly impacted by the sale of 6 and 18 model homes held by our Model Home Partnerships during the years ended December 31, 2025 and 2024, respectively.

Geographic Diversification Tables

The following table shows a list of commercial properties owned by the Company grouped by state and geographic region as of December 31, 2025:

State	No. of Properties	Aggregate Square Feet	Approximate % of Square Feet	Current Base Annual Rent	Approximate % of Aggregate Annual Rent
California	1	57,807	7.5%	$ 1,636,781	15.3%
Colorado	3	269,502	35.1%	4,424,654	41.3%
Maryland	1	31,752	4.1%	739,050	6.9%
North Dakota	4	399,114	51.9%	3,553,243	33.2%
Texas	1	10,500	1.4%	349,546	3.3%
Total	10	768,675	100.0%	$10,703,274	100.0%

The following table shows a list of our Model Home Properties by geographic region as of December 31, 2025:

State	No. of Properties	Aggregate Square Feet	Approximate % of Square Feet	Current Base Annual Rent	Approximate % of Aggregate Annual Rent
Alabama	10	23,835	10.0%	$ 347,064	10.0%
Arizona	1	3,474	1.5%	74,280	2.1%
Tennessee	2	5,534	2.3%	89,304	2.6%
Texas	67	205,138	86.2%	2,955,864	85.3%
Total	80	237,981	100.0%	$ 3,466,512	100.0%

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our anticipated future sources of liquidity may include existing cash and cash equivalents, cash flows from operations, refinancing of existing mortgages, future real estate sales, new borrowings from our model home lines of credit, and the sale of our equity or issuance of debt securities or bonds. Our cash and restricted cash at December 31, 2025 was approximately $7.4 million. Our future capital needs include paying down existing borrowings, maintaining our existing properties, funding tenant improvements, paying lease commissions (to the extent they are not covered by lender-held reserve deposits), and the payment of dividends to our stockholders. We also are actively seeking model home investments that are likely to produce income and achieve long-term gains in order to pay dividends to our stockholders. To ensure that we can effectively execute these objectives, we routinely review our liquidity requirements and continually evaluate all potential sources of liquidity.

Our short-term liquidity needs include paying our current operating costs, satisfying the debt service requirements of our existing mortgages, completing tenant improvements, paying leasing commissions, and funding dividends to stockholders. Future principal payments due on our mortgage notes payables during 2026, total approximately $30.0 million, of which $4.5 million is related to model home properties and approximately $16.4 million is related to our Shea Center II property in Colorado. Management expects certain model homes will be sold, and that the underlying mortgage notes will be paid off with sales proceeds, while other mortgage notes will be refinanced as the Company has done in the past. Additional principal payments will be made with cash flows from ongoing operations. The non-recourse loan for Shea Center matured on January 5, 2026. On January 14, 2026 the Dakota Center property sold to an unrelated third-party for approximately $5.1 million. The lender received approximately $4.3 million from the sale of the property, which was applied to settle the net loan balance of approximately $8.9 million. The Company was not responsible for the remaining balance on this non-recourse loan. No other commercial property loans mature during 2026.

On January 21, 2026, the Company and NetREIT SC II, LLC, a subsidiary of the Company (the "Borrower" or "Shea Center"), received a notice (the "Default Notice") from Wells Fargo Bank, National Association (the "Lender") alleging that the Borrower's failure to repay in full by January 5, 2026 the indebtedness owed under that certain promissory note dated as of December 24, 2015 issued to The Bancorp Bank (the "Original Lender") in the original principal amount of $17,727,500 (the "Note"), the related loan agreement, dated as of December 24, 2015 by and between Borrower and the Original Lender (the "Loan Agreement") and other related agreements (together with the Note and the Loan Agreement, the "Loan Documents"), constituted an event of default under the Loan Documents and alleging further that the Lender has the right to foreclose or partially foreclose certain real and personal property that the Borrower had pledged as security for the Note located in Douglas County, Colorado, known as the "Shea Center II" (the "Property").

On February 13, 2026, in connection with an *ex parte* motion brought by the Lender, the Borrower entered into a stipulation with the Lender to appoint Trigild IVL (the "Receiver") as receiver over the Property and for the entry of an Order for Appointment of Receiver (the "Order"). Pursuant to the Order, the Borrower, and certain defendant parties, which include the Company (the "Borrower Parties") are enjoined and restrained from collecting any rents or fees from or incident to the Property and from interfering with the Property. The Borrower Parties agreed to turn over to the Receiver all sums in existence as of the date of entry of the Order that are related or pertain to, or are derived from, the Property. In addition, the Receiver shall have possession of the Property and shall have full power and authority to operate, manage, and preserve the Property.

In the case of our non-recourse loan for Shea Center II, our obligation will be settled by surrendering the property into receivership in accordance with our agreements with the lender. As a result of both the receivership on Shea Center and the sale of Dakota Center, we expect a net increase to our cash balances in 2026, as both properties placed substantial pressure on their respective segments, with negative or break even cash flows during the year ended December 31, 2025.

While we will continue to pursue value creating investments, the Board of Directors believes there is significant embedded value in our assets that is yet to be realized by the market. Therefore, returning capital to stockholders through a repurchase program was an attractive use of capital. On September 15, 2022, the Board of Directors authorized a stock repurchase program of up to $6.0 million of outstanding shares of our Series A Common Stock and up to $4.0 million of our Series D Preferred Stock, which expired in September 2023. In November 2023, the Board of Directors authorized a stock repurchase program of up to $6.0 million of outstanding shares of our Series A Common Stock and up to $4.0 million of our Series D Preferred Stock which expired in November 2024. During the year ended December 31, 2023, the Company repurchased 23,041 shares of our Series D Preferred Stock at an average price of approximately $16.06 per share, including a commission of $0.035 per share, and no shares of our Series A Common Stock, for a total cost of $0.4 million for the Series D Preferred Stock. In December 2024, the Board of Directors authorized a stock repurchase program of up to $6.0 million of outstanding shares of our Series A Common Stock and up to $4.0 million of our Series D Preferred Stock, which expired in December 2025. During the year ended December 31, 2025, we repurchased 16,080 shares of our Series A Common Stock, with an average price of $4.79 per share, including a commission of $0.025 per share, for a total cost of $77,092 for the Series A Common Stock. This does not include the Tender Offer shares repurchased during April 2025 as noted below. During the year ended December 31, 2025, the Company repurchased 23,346 shares of our Series D Preferred Stock at an average price of approximately $14.76 per share, including a commission of $0.035 per share, for a total cost of $344,503 for the Series D Preferred Stock. Any repurchased shares are treated as authorized and unissued in accordance with Maryland law and shown as a reduction of stockholders' equity at cost.

On April 8, 2025, we commenced the Tender Offer, a fixed price self-tender offer to purchase for cash all odd lots plus up to 200,000 shares of the Company's Series A common stock, par value $0.01 per share, properly tendered and not properly withdrawn prior to the expiration date, subject to the Company's ability to increase the number of shares accepted for payment in the Tender Offer by up to 2% of the Company's outstanding common stock (resulting in an increase of up to approximately 28,308 shares) without amending or extending the Tender Offer in accordance with rules promulgated by the SEC, at $6.80 per share, net to the seller in cash, less any applicable withholding taxes and without interest. The Tender Offer expired at 11:59 pm, New York City time, on May 5, 2025. Based on the final count by the depositary for the Tender Offer, 214,412 shares of Series A common stock were validly and successfully tendered and not properly withdrawn, including tenders of shares for which the tender was defective but for which the Company waived such defects. Pursuant to the terms of the Tender Offer, the Company accepted for purchase 214,412 shares of Series A common stock, including 1,209 odd lot shares. Total cash required to complete the Tender Offer was approximately $1,458,000, excluding fees and expenses related to the Tender Offer. We believe that the Tender Offer provided an efficient mechanism to provide our stockholders who desired immediate liquidity with the opportunity to tender shares at a favorable price relative to the current market price and without incurring broker's fees associated with most secondary market sales, while also providing a benefit to those stockholders who did not participate, as such stockholders automatically increased their relative percentage ownership interest in the Company and our future operations, including any liquidity events that we may have in the future. Another purpose of the Tender Offer was to reduce the number of our issued and outstanding shares and to reduce or eliminate all of our odd lots. Overall, we believe that the Tender Offer was a prudent use of our financial resources given our business profile, capital structure, assets and liabilities.

There can be no assurance that the Company will refinance loans, take out additional financing or capital will be available to the Company on acceptable terms, if at all. If events or circumstances occur such that the Company does not obtain additional funding, it will most likely be required to reduce its plans, reduce certain discretionary spending or even sell properties, which could have a material adverse effect on the Company's ability to achieve its intended business objectives. We believe that cash on hand, cash flow from our existing portfolio, distributions from joint ventures in Model Home Partnerships and property sales during 2026 will be sufficient to fund our operating costs, planned capital expenditures and required dividends for at least the next twelve months. If our cash flow from operating activities is not sufficient to fund our short-term liquidity needs, we plan to fund a portion of these needs from additional borrowings of secured or unsecured indebtedness, from real estate sales, issuance of debt instruments, additional investors, or we may reduce or suspend the rate of dividends to our stockholders.

Our long-term liquidity needs include proceeds necessary to grow and maintain our portfolio of investments. We believe that the potential financing capital available to us in the future is sufficient to fund our long-term liquidity needs. We are continually reviewing our existing portfolio to determine which properties have met our short- and long-term goals and reinvesting the proceeds in properties with better potential to increase performance. We expect to obtain additional cash in connection with refinancing of maturing mortgages and assumption of existing debt collateralized by some or all of our real property in the future to meet our long-term liquidity needs. If we are unable to arrange a line of credit, borrow on properties, privately place securities or sell securities to the public we may not be able to acquire additional properties to meet our long-term objectives.

The following is a summary of distributions declared per share of our Series A Common Stock and for our Series D Preferred Stock for the years ended December 31, 2025 and 2024. As of January 28, 2026, the Board of Directors has suspended the Company's monthly dividend on its Series D Preferred Stock commencing with the January 2026 monthly dividend that would have been paid on February 15, 2026. In accordance with the terms of the Series D Preferred Stock, the unpaid monthly dividends will continue to accrue at $0.19531 per share each month. No interest, or sum of money in lieu of interest, is payable in respect of any dividend payments on the Series D Preferred Stock that are in arrears. The Board has not indicated when it will resume approving dividends on our Series A Common Stock. The Board and the Company intend to reassess, on a quarterly basis, when accrued dividends on the Series D Preferred Stock may be paid and when the monthly dividend payments can be reinstated.

Quarter Ended	2025 Distributions Declared	2024 Distributions Declared
March 31	$ —	$ —
June 30	—	—
September 30	—	—
December 31	—	—
Total	$ —	$ —

Month	2025 Distributions Declared	2024 Distributions Declared
January	$ 0.19531	$ 0.19531
February	0.19531	0.19531
March	0.19531	0.19531
April	0.19531	0.19531
May	0.19531	0.19531
June	0.19531	0.19531
July	0.19531	0.19531
August	0.19531	0.19531
September	0.19531	0.19531
October	0.19531	0.19531
November	0.19531	0.19531
December	0.19531	0.19531
Total	$ 2.34372	$ 2.34372

Cash, Cash Equivalents and Restricted Cash

At December 31, 2025 and December 31, 2024, we had approximately $7.4 million and $8.0 million in cash equivalents, respectively, including $5.7 million and $5.0 million of restricted cash, respectively. Our cash equivalents and restricted cash consist of invested cash, cash in our operating accounts and cash held in bank accounts at third-party institutions. During the years ended December 31, 2025 and 2024, we did not experience any loss or lack of access to our cash or cash equivalents. Approximately $1.9 million of our cash and restricted cash balance is intended for capital expenditures on existing properties (including deposits held in reserve accounts by our lenders) over the next 12 months. We intend to use the remainder of our existing cash and cash equivalents for asset/property acquisitions, reduction of principal debt, and general corporate purposes.

Secured Debt

As of December 31, 2025, all our commercial properties, except 300 NP which has no debt, had fixed-rate mortgage notes payable in the aggregate principal amount of $67.3 million, collateralized by a total of nine commercial properties with loan terms at issuance ranging from 5 to 10 years. The weighted-average interest rate on these mortgage notes payable as of December 31, 2025 was approximately 5.78%, and our debt to estimated market value for our commercial properties was approximately 72.6%. As noted above, our only upcoming maturity date for 2026 is the Shea Center II mortgage loan, which totals a principal balance of approximately $16.4 million. Subsequent to the year ended December 31, 2025, the Company received notice that the Company's failure to repay in full by January 5, 2026 the indebtedness related to the loan agreement governing Shea Center II had triggered a default event. The Company has received notification that the Shea Center II property governed by this agreement will be moved into receivership, which will fulfill its obligation for this non-recourse loan. In the year ended December 31, 2024, the non-recourse loan on the Dakota Center property matured on July 6, 2024. During December 2024, the lender agreed to the broker the Company would use to sell the property to settle the non-recourse debt. As of December 31, 2025, the property was included in the real estate assets held for sale, net on the consolidated balance sheet.

As of December 31, 2025, the Company had fixed-rate mortgage notes payable related to model homes in the aggregate principal amount of $25.6 million, collateralized by a total of 80 Model Homes. These loans generally have a term at issuance of three to five years. As of December 31, 2025, the average loan balance per home outstanding and the weighted-average interest rate on these mortgage loans are approximately $320,056 and 7.15%, respectively. Our debt to estimated market value on all our Model Home Properties is approximately 55.6%. We have been able to refinance maturing mortgages to extend maturity dates and we have not experienced any notable difficulties financing our acquisitions. The Company anticipates that any new mortgages used to acquire commercial properties or model homes in the near future will be at rates higher than our currently weighted average interest rate.

Cash Flows for the years ended December 31, 2025 and December 31, 2024

Operating Activities: Net cash provided / used by operating activities for the years ended December 31, 2025 and 2024 increased by $1.1 million to approximately $417,870 provided from $0.7 million used. The change in net cash used in operating activities is mainly due to changes in net income, which fluctuates due to new leases, leasing renewals, tenant move outs and model home sales and acquisitions, as well as changes in non-cash addbacks or subtractions such as straight-line rent. With the sale of Dakota Center and the pending loss of our Shea Center property in Q1 2026, we expect operating cash flows to improve.

Investing Activities: Net cash from investing activities for the year ended December 31, 2025 was approximately $13.5 million compared to cash provided by investing activities of approximately $12.9 million during the same period in 2024. Proceeds from the sale of real estate assets total approximately $25.6 million, which is up from the same period in 2024, net of selling costs, while cash used in real estate acquisition and capital improvement totaled approximately $12.1 million, for the year ended December 31, 2025, which is similar the same period in 2024.

On July 14, 2025, the Company entered into a Securities Purchase Agreement (the "Purchase Agreement") with an institutional investor (the "Purchaser") for the purpose of raising approximately $2.05 million in gross proceeds for the Company. Pursuant to the terms of the Purchase Agreement, the Company agreed to sell in a registered direct offering (the "Offering"), (i) 140,000 shares (the "Public Shares") of its Series A Common Stock and (ii) pre-funded warrants to purchase up to 30,830 shares (the "Pre-Funded Warrant Shares") of Series A Common Stock (the "Pre-Funded Warrants"). Each Public Share and accompanying Pre-Funded Warrant were sold together at a combined offering price of $12.00. The Pre-Funded Warrants were immediately exercisable at a nominal exercise price of $0.0001 and were exercised on July 14, 2025 in full.

The closing of the sales of the Securities pursuant to the Purchase Agreement occurred on July 15, 2025. The net proceeds to the Company after deducting the Placement Agent's fees and the Company's offering expenses were approximately $1.7 million. The Company has used and intends to use the net proceeds from the offering for working capital and for other general corporate purposes including to potentially acquire additional properties.

In addition, in connection with the Purchase Agreement, the Company and the Purchaser entered into an Amendment to Series A Common Stock Purchase Warrants (the "Amendment"). The Amendment amends certain warrants to purchase 200,000 shares of Series A Common Stock purchased by the Purchaser on July 14, 2021 to (i) reduce the exercise price to $12.00 per share from $55 per share and (ii) extend the termination date to July 16, 2030 from July 16, 2026. Pursuant to the Stock Purchase Agreement, the Company filed a resale registration statement to register the shares of Series A Common Stock underlying such warrants, which registration statement went effective on August 22, 2025.

We currently project that we could spend up to $1.9 million (some of which is held in deposits reserve accounts by our lenders) on capital improvements, tenant improvements and leasing costs for properties within our portfolio during the rest of the year. Capital expenditures may fluctuate in any given period subject to the nature, extent, and timing of improvements required to the properties. We may spend more on capital expenditures in the future due to rising construction costs. Tenant improvements and leasing costs may also fluctuate in any given year depending upon factors such as the property, the term of the lease, the type of lease, the involvement of external leasing agents and overall market conditions.

Financing Activities: Net cash used in financing activities during the year ended December 31, 2025 was $14.5 million compared to $10.6 million provided by financing activities for the same period in 2024 and was primarily due to the following activities for the year ended December 31, 2025:

● Proceeds from mortgage notes payable, net of issuance costs totaled approximately $18.9 million, a decrease of approximately $3.9 million for the same period in 2024.

● Proceeds from the issuance of Series A Common Stock, net of offering costs, totaled approximately $1.7 million. For the year ended December 31, 2024, proceeds from the issuance of common stock totaled an approximate value of $1.2 million.

● Repayment of mortgage notes payable totaled approximately $28.9 million during the year ended December 31, 2025, an increase of nearly $1.0 million from the same period in 2024.

● Distributions to noncontrolling interest of approximately $1.3 million during the year ended December 31, 2025, a decrease of approximately $2.4 million from the year ended December 31, 2024.

● Cash used to repurchase our Series A Common Stock and Series D Preferred Stock totaled approximately $1.9 million. For the same period in 2024, the Company used $0.2 million to repurchase both Series A Common Stock and Series D Preferred Stock.

Off-Balance Sheet Arrangements

On July 12, 2021, the Company entered into a securities purchase agreement with a single U.S. institutional investor for the purchase and sale of 100,000 shares of its Series A Common Stock, Common Stock Warrants to purchase up to 200,000 shares of Series A Common Stock and Pre-Funded Warrants to purchase up to 100,000 shares of Series A Common Stock. Each share of Common Stock and accompanying Common Stock Warrants were sold together at a combined offering price of $50.00, and each share of Common Stock and accompanying Pre-Funded Warrant were sold together at a combined offering price of $49.90. The Pre-Funded Warrants were exercised in full during August 2021 at a nominal exercise price of $0.10 per share. The Common Stock Warrants had an exercise price of $55.00 per share, exercisable upon issuance and will expire five years from the date of issuance. In July 2025 the exercise price was adjusted to $12.00 per share and the term of the warrants extended to July 16, 2030.

In connection with the Series A Common Stock offering in July 2021, we agreed to issue the Placement Agent Warrants to purchase up to 8,000 shares of Series A Common Stock, representing 4.0% of the Series A Common Stock and shares of Series A Common Stock issuable upon exercise of the Pre-Funded Warrants. The Placement Agent Warrants were issued in August 2021, post exercise of the Pre-Funded Warrants with an exercise price of $62.50 and will expire five years from the date of issuance.

Common Stock Warrants: If all the potential Common Stock Warrants outstanding at December 31, 2025, were exercised at the price of $12.00 per share, gross proceeds to us would be approximately $2.4 million and we would as a result issue an additional 200,000 shares of common stock.

Placement Agent Warrants: If all the potential Placement Agent Warrants outstanding at December 31, 2025, were exercised at the price of $62.50 per share, gross proceeds to us would be approximately $0.5 million and we would as a result issue an additional 8,000 shares of common stock.

January 14, 2022, was the record date with respect to the distribution of five-year listed warrants (the "Series A Warrants"). The Series A Warrants and the shares of common stock issuable upon the exercise of the Series A Warrants were registered on a registration statement that was filed with the SEC and was declared effective January 21, 2022. The Series A Warrants commenced trading on the Nasdaq Capital Market under the symbol "SQFTW" on January 24, 2022 and were distributed on that date to persons who held shares of common stock and existing outstanding warrants as of the January 14, 2022 record date, or who acquired shares of common stock in the market following the record date, and who continued to hold such shares at the close of trading on January 21, 2022. The Series A Warrants give the holder the right to purchase one share of common stock at $70.00 per share, for a period of five years. Should warrant holders not exercise the Series A Warrants during that holding period, the Series A Warrants will automatically convert to 1/100 of a common share at expiration, rounded down to the nearest number of whole shares.

Series A Warrants: If all the potential Series A Warrants outstanding at December 31, 2025, were exercised at the price of $70.00 per share, gross proceeds to us would be approximately $101.2 million and we would as a result issue an additional 1,445,007 shares of common stock.

Inflation

The current inflationary environment has affected U.S. consumers and the repercussions may persist. As evidenced by the Consumer Price Index for All Urban Consumers (CPI), a gauge employed by the U.S. Bureau of Labor Statistics, there was a 2.7% (not seasonally adjusted) increase for the 12-month period ending December 31, 2025. The CPI serves as a metric for capturing the average fluctuations in prices paid by urban consumers across a diverse array of consumer goods and services. The macroeconomic landscape, including ongoing conflicts around the world, introduces an additional layer of complexity to the inflationary dynamics. These geopolitical disruptions have the potential to intensify inflationary pressures, contributing to the volatility witnessed in the broader economic context. As consumers navigate this challenging landscape, the potential for continued impact on their purchasing power remains a significant consideration.

Leases generally provide for limited increases in rent as a result of fixed increases, increases in the consumer price index, or increases in clients' sales volumes. We expect that inflation will cause these lease provisions to result in rent increases over time. During times when inflation is greater than increases in rent, as provided for in the leases, rent increases may not keep up with the rate of inflation and other costs.

Moreover, our strategic focus on the use of net lease agreements reduces our exposure to rising property expenses due to inflation because the client is responsible for property expenses. Even though the utilization of net leases reduces our exposure to rising property expenses due to inflation, substantial inflationary pressures and increased costs may have an adverse impact on our clients if increases in their operating expenses exceed increases in revenue, which may adversely affect our clients' ability to pay rent. Additionally, inflationary periods may cause us to experience increased costs of financing, make it difficult to refinance debt at attractive rates or at all, and may adversely affect the properties we can acquire if the cost of financing an acquisition is in excess of our anticipated earnings from such property, thereby limiting the properties that can be acquired.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company, we are not required to provide disclosure pursuant to this item.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements required by this item are filed with this report as described under Item 15.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to Management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in Rule 13a-14(c). In designing and evaluating the disclosure controls and procedures, Management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and Management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our Management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Furthermore, we do not believe that these controls have been impacted by COVID-19 related circumstances, including remote work arrangements with our employees.

Management's Report on Internal Control over Financial Reporting

Our Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our Management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on our evaluation under the framework in Internal Control — Integrated Framework, our Management concluded that our internal control over financial reporting was effective as of December 31, 2025.

This annual report on Form 10-K does not include an attestation report of the Company's independent registered public accounting firm regarding our internal control over financial reporting as such report is not required for the Company.

ITEM 9B. OTHER INFORMATION

During the three months ended December 31, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Except as set forth below, the information required by this item is set forth under the captions "Board of Directors" and "Executive Officers of the Company" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders, to be filed with the SEC within 120 days of the fiscal year ended December 31, 2025 pursuant to Regulation 14A, and is incorporated herein by reference.

Insider Trading Policy

The Company has adopted an insider trading policy governing the purchase, sale, and/or other disposition of its securities by its directors, officers, employees and independent contractors that the Company believes is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to the Company.

Directors, executive officers, employees and other related persons may not buy, sell or engage in other transactions in the Company's shares while aware of material non-public information; buy or sell securities of other companies while aware of material non-public information about those companies that they became aware of as a result of business dealings between the Company and those companies; or disclose material non-public information to any unauthorized persons outside of the Company. The policy also restricts trading and other transactions for a limited group of Company employees (including executives and directors) to defined window periods that follow the Company's quarterly earnings releases and restricts trading and other transactions following announcement of a share repurchase program. A copy of such policy is filed hereto as Exhibit 19.1.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is set forth under the caption "Executive Compensation" in our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders, to be filed with the SEC within 120 days of the fiscal year ended December 31, 2025 pursuant to Regulation 14A, and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders, to be filed with the SEC within 120 days of the fiscal year ended December 31, 2025 pursuant to Regulation 14A, and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this item is set forth under the caption "Related Party Transactions" in our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders, to be filed with the SEC within 120 days of the fiscal year ended December 31, 2025 pursuant to Regulation 14A, and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is set forth under the caption "Independent Registered Public Accounting Firm Fees and Services" in our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders, to be filed with the SEC within 120 days of the fiscal year ended December 31, 2025 pursuant to Regulation 14A, and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

(1) Financial Statements - the following documents are filed as part of this report:

- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets as of December 31, 2025 and 2024
- Consolidated Statements of Operations for the years ended December 31, 2025 and 2024
- Consolidated Statements of Equity for the years ended December 31, 2025 and 2024
- Consolidated Statements of Cash Flows for the years ended December 31, 2025 and 2024
- Notes to Consolidated Financial Statements

(2) Financial Statement Schedules - the following documents are filed as part of this report:

- Schedule III - Real Estate Assets and Accumulated Depreciation and Amortization as of December 31, 2025

All other financial statement schedules have been omitted for the reason that the required information is presented in the financial statements or notes thereto, the amounts involved are not significant or the schedules are not applicable.

(3) Exhibits - an index to the Exhibits as filed as part of this Form 10-K is set forth below.

Number	Description
3.1	Articles of Merger filed with the Maryland State Department of Assessments and Taxation and the California Secretary of State on August 4, 2010 (incorporated by reference to Exhibit 3.03 of the Company's Current Report on Form 8-K filed on August 10, 2010).
3.2	Articles of Amendment and Restatement of the Articles of Incorporation, dated as of July 30, 2010 (incorporated by reference to Exhibit 3.01 of the Company's Current Report on Form 8-K filed on August 10, 2010).
3.3	Articles Supplementary filed on August 4, 2014 (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed on August 8, 2014).
3.4	Articles of Amendment of Presidio Property Trust, Inc. (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed on October 19, 2017).
3.5	Articles Supplementary classifying and designating the Series C Common Stock (incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K filed on July 31, 2020).
3.6	Articles of Amendment effecting the reverse stock split (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed on July 31, 2020).
3.7	Articles Supplementary classifying and designating 805,000 shares of the Series D Preferred Stock (incorporated by reference to the Company's Form 8-A12B filed on June 9, 2021).
3.8	Articles Supplementary classifying and designating an additional 115,000 shares of the Series D Preferred Stock (incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K filed on June 15, 2021).
3.9	Articles Supplementary relating to election to be subject to Section 3-803 of the Maryland General Corporation Law (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed on March 22, 2024).
3.10	Articles Supplementary classifying and designating an additional 80,000 shares of the Series D Preferred Stock (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed on June 24, 2024).
3.11	Articles of Amendment effecting the reverse stock split (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed on May 16, 2025).
3.12	Second Amended and Restated Bylaws of Presidio Property Trust, Inc. (incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K filed on October 19, 2017).
4.1	Form of Series A Common Stock Certificate (incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form 10-12B filed on May 6, 2008).
4.2	Description of Securities *
4.3	Form of Common Stock Warrant (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on July 14, 2021).
4.4	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K filed on July 14, 2021).
4.5	Form of Warrant (incorporated by reference to Exhibit 4.5 of the Company's Registration Statement on Form S-11 filed on November 9, 2021).
4.6	Form of Warrant Agent Agreement (incorporated by reference to Exhibit 4.6 of the Company's Registration Statement on Form S-11 filed on November 9, 2021).

10.1	Dividend Reinvestment Plan (incorporated by reference to Exhibit 10.2 of the Company's Registration Statement on Form 10-12B filed on May 6, 2008).
10.2	Purchase and Sale Agreement and Joint Escrow Instructions among NetREIT Highland, LLC, NetREIT Joshua, LLC, NetREIT Casa Grande, LP, NetREIT Sunrise, LLC, NetREIT, Inc. and Sparky's Storage 18 (CA) LP, dated as of February 6, 2015; as amended by the First Amendment dated February 25, 2015, and the Second Amendment dated April 2, 2015 (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed on April 15, 2015).
10.3+	Amended and Restated Presidio Property Trust, Inc. 2017 Incentive Award Plan (incorporated by reference to Exhibit B of the Company's Proxy Statement filed on April 17, 2023).
10.4+	Form of Restricted Stock Agreement under 2017 Incentive Award Plan (incorporated by reference to Exhibit 10.25 of the Company's Registration Statement on Form S-11/A filed on January 17, 2018).
10.5	Ninth Amendment to Loan Agreement signed August 19, 2021 (incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 8-K filed on August 25, 2021).
10.6	Loan Agreement dated February 26, 2016, together with Second Amendment to Loan Agreement dated as of June 29, 2016, Third Amendment to Loan Agreement dated as of April 11, 2017, Joinder and Fourth Amendment to Loan Agreement dated as of February 20, 2018, Fifth Amendment to Loan Agreement dated as of April 11, 2018, Joinder and Sixth Amendment to Loan Agreement dated as of April 11, 2019, Joinder and Seventh Amendment to Loan Agreement dated as May 22, 2020 and Eighth Amendment to Loan Agreement dated as of June 26, 2020 (incorporated by reference to Exhibit 1.2 of the Company's Current Report on Form 8-K filed on August 25, 2021).
10.7	Form of Indemnification Agreement entered into between the Company and each of its directors and executive officers (incorporated by reference to Exhibit 10.10 of the Company's Registration Statement on Form S-11 filed on September 18, 2017).
10.8	Tenth Amendment to Loan Agreement signed October 12, 2022 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on October 14, 2022).
10.9	Tenth Amendment to Guaranty Agreement signed October 12, 2022 (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on October 14, 2022).
10.10+	Employment agreement with Jack Heilbron (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on January 5, 2024)
10.11+	Employment agreement with Ed Bentzen (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed on February 9, 2024)
10.12+	Employment agreement with Gary Katz (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on February 9, 2024)
10.13+	Employment agreement with Steven Hightower (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on February 9, 2024)
10.14	Cooperation Agreement by and between Presidio Property Trust, Inc. and Zuma Capital Management, LLC and the other parties named as signatories thereto, dated May 9, 2024 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the Commission on May 10, 2024).
10.15	Underwriting Agreement dated June 20, 2024, by and between the Company and The Benchmark Company, LLC (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K, filed with the Commission on June 24, 2024).
10.16	Form of Securities Purchase Agreement dated July 14, 2025 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on July 15, 2025).

10.17	Sales Agreement dated October 14, 2025, by and between the Company and The Benchmark Company, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on October 14, 2025).
14	Code of Ethics (incorporated by reference to Exhibit 14 of the Company's Annual Report on Form 10-K filed on March 30, 2021).
19.1	Insider Trading Policy, effective September 19, 2022 and updated December 5, 2025. *
21.1	Subsidiaries of the Registrant.*
23.1	Consent of Independent Registered Public Accounting Firm *
31.1	Certificate of the Company's Chief Executive Officer (Principal Executive Officer) pursuant to Exchange Act Rules 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *
31.2	Certification of the Company's Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *
32.1	Certification of Chief Executive Officer, Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *
97.1	Clawback Policy of the Company (incorporated by reference to Exhibit 97.1 of the Company's Annual Report on Form 10-K filed on April 16, 2024).
101.INS	Inline XBRL Instance Document (the Instance Document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

_____

*	Filed herewith
+	Denotes a compensatory plan or arrangement

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRESIDIO PROPERTY TRUST, INC.

By: /s/ Jack K. Heilbron
Jack K. Heilbron
Chief Executive Officer and Chairman of the Board
(Principal Executive Officer)

Date: March 27, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Jack K. Heilbron Jack K. Heilbron	Director, Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 27, 2026
/s/ Ed Bentzen Ed Bentzen	Chief Financial Officer (Principal Financial and Accounting Officer)	March 27, 2026
/s/ Steven Hightower Steven Hightower	Director	March 27, 2026
/s/ Jennifer A. Barnes Jennifer A. Barnes	Director	March 27, 2026
/s/ Elena Piliptchak Elena Piliptchak	Director	March 27, 2026
/s/ James R. Durfey James R. Durfey	Director	March 27, 2026
/s/ Tracie Hager Tracie Hager	Director	March 27, 2026

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PCAOB ID 569)............................. F-1
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PCAOB ID 23)

FINANCIAL STATEMENTS:
Consolidated Balance Sheets.. F-3
Consolidated Statements of Operations.. F-4
Consolidated Statements of Equity F-5
Consolidated Statements of Cash Flows F-6
Notes to Consolidated Financial Statements F-7

Financial Statement Schedules:
Schedule III - Real Estate Assets and Accumulated Depreciation and Amortization F-36

<center>**Report of Independent Registered Public Accounting Firm**</center>

To the Shareholders and the Board of Directors of

Presidio Property Trust, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Presidio Property Trust, Inc. (the "Company"), as of December 31, 2025 and 2024, the related consolidated statements of operations, equity, and cash flows for the years then ended, and the related notes and financial statement Schedule III – Real Estate and Accumulated Depreciation and Amortization (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of Real Estate Assets, net

The Company's real estate assets, inclusive of real estate assets held for sale, totaled approximately $108.6 million as of December 31, 2025. As more fully described in Note 2 to the consolidated financial statements, the Company reviews its real estate assets for impairment on a property-by-property basis. Impairment is recognized on a property held for use when the expected undiscounted cash flows for a property are less than the carrying amount at which time the property is written down to fair value. Determining fair value requires management to make estimates of future cash flows, which are based on a number of inputs and assumptions, including the terminal capitalization rate. For the year ended December 31, 2025, the Company recorded approximately $6.4 million of impairment related to certain real estate assets.

We identified the auditing of the Company's impairment assessment for certain real estate assets as a critical audit matter. Auditing the Company's impairment assessment for certain real estate assets is especially challenging due to the high degree of auditor judgement, subjectivity, and effort, including the need to involve our valuation specialists, in evaluating management's estimated fair values for certain real estate assets.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures related to the impairment of certain real estate assets included the following, among others:

- Testing the mathematical accuracy of the valuation models for certain real estate assets.

- Involving our valuation professionals with specialized skills and knowledge in (1) evaluating the reasonableness of the valuation methodology and (2) assessing the reasonableness of the terminal capitalization rate by comparing to independent market data.

/s/ Baker Tilly US, LLP
Irvine, California
March 27, 2026

We have served as the Company's auditor since 2009.

Presidio Property Trust, Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31, 2025	December 31, 2024
ASSETS		
Real estate assets and lease intangibles:		
Land	$ 16,390,250	$ 15,983,323
Buildings and improvements	101,878,107	102,862,977
Tenant improvements	17,645,103	16,488,066
Lease intangibles	3,467,798	3,776,654
Real estate assets and lease intangibles held for investment, cost	139,381,258	139,111,020
Accumulated depreciation and amortization	(37,536,809)	(33,700,262)
Real estate assets and lease intangibles held for investment, net	101,844,449	105,410,758
Real estate assets held for sale, net	6,805,255	22,185,742
Real estate assets, net	108,649,704	127,596,500
Other assets:		
Cash, cash equivalents and restricted cash	7,422,359	8,036,496
Deferred leasing costs, net	1,340,853	1,666,135
Goodwill	1,317,000	1,389,000
Investment in Conduit Pharmaceuticals marketable securities (see Notes 2 & 9)	3,900	206,177
Deferred tax asset	223,388	298,645
Other assets, net (see Note 6)	3,095,670	3,376,697
Total other assets	13,403,170	14,973,150
TOTAL ASSETS (1)	$ 122,052,874	$ 142,569,650
LIABILITIES AND EQUITY		
Liabilities:		
Mortgage notes payable, net	$ 81,936,586	$ 80,977,448
Mortgage notes payable related to properties held for sale, net	10,137,781	21,116,646
Mortgage notes payable, total net	92,074,367	102,094,094
Accounts payable and accrued liabilities	3,302,187	3,290,170
Accrued real estate taxes	1,785,029	1,972,477
Dividends payable	190,220	194,784
Lease liability, net	40,108	64,345
Below-market leases, net	3,316	8,625
Total liabilities	97,395,227	107,624,495
Commitments and contingencies (see Note 10)		
Equity:		
Series D Preferred Stock, $0.01 par value per share; 1,000,000 shares authorized; 973,736 shares issued and outstanding (liquidation preference $25.00 per share) as of December 31, 2025 and 997,082 shares issued and outstanding as of December 31, 2024	9,737	9,971
Series A Common Stock, $0.01 par value per share, shares authorized: 100,000,000; 1,313,832 shares and 1,283,432 shares were issued and outstanding at December 31, 2025 and December 31, 2024, respectively	13,142	128,343
Additional paid-in capital	186,762,388	185,770,842
Dividends and accumulated losses	(169,945,302)	(159,374,010)
Total stockholders' equity before noncontrolling interest	16,839,965	26,535,146
Noncontrolling interest	7,817,682	8,410,009
Total equity	24,657,647	34,945,155
TOTAL LIABILITIES AND EQUITY	$ 122,052,874	$ 142,569,650

(1) As of December 31, 2025 and 2024, includes approximately $8.6 million and $11.4 million, respectively, of assets related to consolidated variable interest entities that can be used only to settle obligations of the consolidated variable interest entities.

See Notes to Consolidated Financial Statements

Presidio Property Trust, Inc. and Subsidiaries
Consolidated Statements of Operations

	For the Year Ended December 31,	
	2025	**2024**
Revenues:		
Rental income	$ 16,470,918	$ 18,523,813
Fees and other income	343,790	401,462
Total revenue	16,814,708	18,925,275
Costs and expenses:		
Rental operating costs	6,158,052	6,256,077
General and administrative	5,704,830	7,526,675
Depreciation and amortization	4,862,267	5,515,518
Impairment of goodwill and real estate assets	6,443,437	1,969,311
Total costs and expenses	23,168,586	21,267,581
Other income (expense):		
Interest expense - mortgage notes	(6,050,437)	(6,050,196)
Interest and other income, net	20,881	(151,356)
Gain on sales of real estate, net	5,444,792	3,426,572
Net loss in Conduit Pharmaceuticals marketable securities (see footnote 9)	(188,287)	(17,925,723)
Income tax (expense) benefit	(463,170)	(60,855)
Total loss, net	(1,236,221)	(20,761,558)
Net loss:	(7,590,099)	(23,103,864)
Less: Income attributable to noncontrolling interests	(685,586)	(2,524,665)
Net loss attributable to Presidio Property Trust, Inc. stockholders	$ (8,275,685)	$ (25,628,529)
Less: Preferred Stock Series D dividends	(2,295,607)	(2,236,696)
Net loss attributable to Presidio Property Trust, Inc. common stockholders	$ (10,571,292)	$ (27,865,225)
Net loss per share attributable to Presidio Property Trust, Inc. common stockholders:		
Basic & Diluted	$ (8.65)	$ (22.50)
Weighted average number of common shares outstanding - basic & dilutive	1,221,413	1,238,659

See Notes to Consolidated Financial Statements

Presidio Property Trust, Inc. and Subsidiaries
Consolidated Statements of Equity

	Preferred Stock Series D		Common Stock		Additional Paid-in	Dividends and Accumulated	Total Stockholders'	Non-controlling	Total
	Shares	Amount	Shares	Amount	Capital	Losses	Equity	Interests	Equity
Balance, December 31, 2023	890,946	8,909	1,226,507	122,651	182,331,408	(131,508,785)	50,954,183	10,367,887	61,322,070
Net (loss) income	—	—	—	—	—	(25,628,529)	(25,628,529)	2,524,665	(23,103,864)
Dividends to Series D preferred stockholders	—	—	—	—	—	(2,236,696)	(2,236,696)	—	(2,236,696)
Distributions in excess of contributions received	—	—	—	—	—	—	—	(3,429,964)	(3,429,964)
Restricted stock-based compensation	—	—	—	—	1,379,080	—	1,379,080	—	1,379,080
Repurchase of Series A Common Stock, at cost	—	—	(19,065)	(1,905)	(138,511)	—	(140,416)	—	(140,416)
Repurchase of Series D preferred stock, at cost	(2,918)	(29)	—	—	(40,881)	—	(40,910)	—	(40,910)
Issuance of preferred stock Series D preferred stock, net of issuance costs	109,054	1,091	—	—	1,194,764	—	1,195,855	—	1,195,855
Issuance of Series A Common Stock	—	—	8,623	862	1,051,717	—	1,052,579	(1,052,579)	—
Vesting of Restricted Series A Common Stock	—	—	65,884	6,588	(6,588)	—	—	—	—
Issuance of stock-based compensation Common Stock	—	—	16,409	1,640	198,360	—	200,000	—	200,000
Return of stock-based compensation by CEO	—	—	(14,926)	(1,493)	(198,507)	—	(200,000)	—	(200,000)
Balance, December 31, 2024	997,082	$ 9,971	1,283,432	$128,343	$185,770,842	$(159,374,010)	$ 26,535,146	$ 8,410,009	$ 34,945,155
Net (loss) income	—	—	—	—	—	(8,275,685)	(8,275,685)	685,586	(7,590,099)
Dividends to Series D preferred stockholders	—	—	—	—	—	(2,295,607)	(2,295,607)	—	(2,295,607)
Distributions in excess of contributions received	—	—	—	—	—	—	—	(1,277,913)	(1,277,913)
Restricted stock-based compensation	—	—	—	—	1,138,585	—	1,138,585	—	1,138,585
Repurchase of Series A Common Stock, at cost	—	—	(16,080)	(161)	(76,931)	—	(77,092)	—	(77,092)
Repurchase of Series A Common Stock, Tender Offer	—	—	(214,412)	(21,441)	(1,486,558)	—	(1,507,999)	—	(1,507,999)
Par Value adjustment post 1 for 10 reverse split from $0.10 to $0.01	—	—	505	(96,206)	96,206	—	—	—	—
Repurchase of Series D preferred stock, at cost	(23,346)	(234)	—	—	(344,269)	—	(344,503)	—	(344,503)
Issuance of Series A Common Stock	—	—	176,577	1,765	1,694,697	—	1,696,462	—	1,696,462
Vesting of Restricted Series A Common Stock	—	—	84,137	842	(30,184)	—	(29,342)	—	(29,342)
Balance, December 31, 2025	973,736	$ 9,737	1,314,159	$ 13,142	$186,762,388	$(169,945,302)	$ 16,839,965	$ 7,817,682	$ 24,657,647

See Notes to Consolidated Financial Statements.

Presidio Property Trust, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	For the Year Ended December 31,	
	2025	**2024**
Cash flows from operating activities:		
Net loss	$ (7,590,099)	(23,103,864)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and amortization	4,862,267	5,515,518
Stock compensation	1,138,585	1,379,080
Gain on sale of real estate assets, net	(5,444,792)	(3,426,572)
Employee Bonuses paid with CDT stock	—	172,421
Net loss in Conduit Pharmaceuticals fair value marketable securities	188,287	17,925,723
Net loss (gain) in fair value marketable securities	—	560
Impairment of goodwill and real estate assets	6,443,437	1,969,311
Amortization of financing costs	281,245	351,291
Amortization of below-market leases	(4,753)	(4,641)
Straight-line rent adjustment	261,483	(152,722)
Changes in operating assets and liabilities:		
Other assets	355,913	82,575
Deferred tax asset	75,257	48,117
Accounts payable and accrued liabilities	186,636	(1,001,301)
Deferred leasing costs	(148,148)	(502,946)
Accrued real estate taxes	(187,448)	19,390
Net cash provided by (used in) operating activities	417,870	(728,060)
Cash flows from investing activities:		
Real estate acquisitions	(9,444,465)	(9,729,351)
Additions to buildings and tenant improvements	(2,703,012)	(2,273,726)
Investment in marketable securities	—	(2,362)
Proceeds from sale of marketable securities	13,990	105,206
Proceeds from sales of real estate, net	25,625,377	24,767,052
Net cash provided by investing activities	13,491,890	12,866,819
Cash flows from financing activities:		
Proceeds from mortgage notes payable, net of issuance costs	18,942,396	22,272,291
Payment of debt issuance costs	(424,002)	(335,724)
Repayment of mortgage notes payable	(28,862,783)	(27,897,127)
Payment of deferred offering costs	(343,514)	—
Distributions to noncontrolling interests	(1,277,913)	(3,629,964)
Contributions from noncontrolling interests	—	200,000
Issuance of Series A Common Stock, net of offering costs	1,667,120	—
Issuance of Series D Preferred Stock, net of offering costs	—	1,195,855
Repurchase of Series A Common Stock, at cost	(1,585,091)	(140,416)
Repurchase of Series D Preferred Stock, at cost	(344,503)	(40,910)
Dividends paid to Series D Preferred Stockholders	(2,295,607)	(2,236,696)
Net cash used in financing activities	(14,523,897)	(10,612,691)
Net (decrease) increase in cash equivalents and restricted cash	(614,137)	1,526,068
Cash, cash equivalents and restricted cash - beginning of period	8,036,496	6,510,428
	$ 7,422,359	$ 8,036,496
Supplemental disclosure of cash flow information:		
Interest paid-mortgage notes payable	$ 5,906,234	$ 5,371,017
Income taxes paid	$ 78,848	$ 46,511
Non-cash investing activities:		
Paid building and tenant improvements from prior year	$ (207,847)	$ (295,567)
Private warrants from Conduit Pharmaceuticals	$ —	$ 642,600
Non-cash financing activities:		
Unpaid deferred offering costs	$ 6,589	$ —
Payment of accrued bonus to ex-CFO with CDT stock	$ —	$ 124,357
Distribution of CDT stock to employees	$ —	$ 172,421
Unpaid building and tenant improvements	$ 361,261	$ 207,847
Dividends payable - Preferred Stock Series D	$ 190,220	$ 194,784

See Notes to Consolidated Financial Statements

1. ORGANIZATION AND BASIS OF PRESENTATION

Organization. Presidio Property Trust, Inc. ("we", "our", "us" or the "Company") is an internally-managed real estate investment trust ("REIT"), with holdings in office, industrial, retail and model home properties. We were incorporated in the State of California on September 28, 1999, and in August 2010, we reincorporated as a Maryland corporation. In October 2017, we changed our name from "NetREIT, Inc." to "Presidio Property Trust, Inc." Through Presidio Property Trust, Inc., its subsidiaries, and its partnerships, we own 10 commercial properties in fee interest, two of which we own as a partial interest in various affiliates, in which we serve as general partner, member and/or manager, and 80 model home residential properties as noted below.

The Company or one of its affiliates operates the following partnerships during the periods covered by these consolidated financial statements:

- The Company is the sole general partner and limited partner in two limited partnerships (NetREIT Palm Self-Storage LP and NetREIT Casa Grande LP), both of which, at December 31, 2025, had ownership interests in an entity that owns income producing real estate. The Company refers to these entities collectively as the "NetREIT Partnerships".

- The Company is the general and limited partner in six limited partnerships that purchase model homes and lease them back to homebuilders as commercial tenants (Dubose Model Home Investors #202, LP, Dubose Model Home Investors #203, LP, Dubose Model Home Investors #204, LP, Dubose Model Home Investors #205, LP, Dubose Model Home Investors #206, LP, and Dubose Model Home Investors #207, LP). The Company refers to these entities collectively as the "Model Home Partnerships". As of December 31, 2025, Dubose Model Home Investors #202, LP, Dubose Model Home Investors #203, LP and Dubose Model Home Investors #206, LP had no remaining assets.

The Company has determined that the limited partnerships in which it owns less than 100% should be included in the Company's consolidated financial statements as the Company directs their activities and has control of such limited partnerships.

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), for federal income tax purposes. To maintain our qualification as a REIT, we are required to distribute at least 90% of our REIT taxable income to our stockholders and meet the various other requirements imposed by the Code relating to such matters as operating results, asset holdings, distribution levels, and diversity of stock ownership. Provided we maintain our qualification for taxation as a REIT, we are generally not subject to corporate-level income tax on the earnings distributed currently to our stockholders that we derive from our REIT qualifying activities. If we fail to maintain our qualification as a REIT in any taxable year and are unable to avail ourselves of certain savings provisions set forth in the Code, all our taxable income would be subject to federal income tax at regular corporate rates, including any applicable alternative minimum tax. We are subject to certain state and local income taxes.

We, together with one of our entities, have elected to treat certain subsidiaries as a taxable REIT subsidiary (a "TRS") for federal income tax purposes. Certain activities that we undertake must be conducted by a TRS, such as non-customary services for our commercial tenants, and holding assets that we cannot hold directly. A TRS is subject to federal and state income taxes. The Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. Neither the Company nor its subsidiaries have been assessed any significant interest or penalties for tax positions by any tax jurisdictions.

Liquidity. The Company's anticipated future sources of liquidity may include existing cash and cash equivalents, cash flows from operations, refinancing of existing mortgages, future real estate sales, new borrowings, and the sale of equity or debt securities. Future capital needs include paying down existing borrowings, maintaining our existing properties, funding tenant improvements on our commercial buildings, paying lease commissions (to the extent they are not covered by lender-held reserve deposits), and the payment of dividends to our stockholders. The Company is also seeking investments that are likely to produce income and achieve long-term gains in order to pay dividends to our stockholders. To ensure that we can effectively execute these objectives, we routinely review our liquidity requirements and continually evaluate all potential sources of liquidity. If necessary, the Company may seek other short-term liquidity alternatives, such as bridge loans, refinancing an unencumbered property or a bank line of credit depending on the credit environment. See note 10 Stockholders' Equity for additional information on sale of securities.

Short-term liquidity needs include paying our current operating costs, satisfying the debt service requirements of existing mortgages, completing tenant improvements on our commercial buildings, paying leasing commissions, distributions to non-controlling interests, and funding dividends, if any, to stockholders. Future principal payments due on mortgage notes payables, during the year ended December 31, 2026 total approximately $30.0 million of which $4.5 million is related to model home properties. See Note 7. Mortgage Notes Payable for additional information on the Dakota Center and Shea Center II loans. Management expects certain model home properties can be sold, and that the underlying mortgage notes will be paid off with sales proceeds while other mortgage notes can be refinanced, as the Company has historically been able to do in the past with all model home properties. Additional principal payments will be made with cash flows from ongoing operations.

As the Company continues its operations, it may re-finance or seek additional financing. However, there can be no assurance that any such re-financing or additional financing will be available to the Company on acceptable terms, if at all. If events or circumstances occur such that the Company does not obtain additional funding, it will most likely be required to reduce its plans and/or certain discretionary spending, which could have a material adverse effect on the Company's ability to achieve its intended business objectives. Management believes that the combination of working capital on hand and the ability to refinance commercial and model home mortgages will fund operations through at least the next twelve months from the date of the issuance of these unaudited interim financial statements.

Segments. The Company acquires and operates income producing properties in three business segments including Office/Industrial Properties, Model Home Properties and Retail Properties. See Note 13. "Segments".

Concentration. Concentration of credit risk with respect to tenant receivables is limited due to the large number of tenants comprising the Company's rental revenue. We have three commercial properties located in Colorado, four in North Dakota, one in Southern California, one in Texas and one in Maryland. Our model home properties are concentrated in Texas with a few model homes in Tennessee and Arizona. We had one tenant account for 6.90% of base rental income for commercial properties for the year ended December 31, 2025. Conversely, one of our homebuilders accounts for approximately 15.9% of our total revenue for the year ended December 31, 2025, and accounted for 56 out of 80 of our model home leases as of December 31, 2025.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as contained within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of Presidio Property Trust, Inc. and its subsidiaries, NetREIT Advisors, LLC and Dubose Advisors LLC (collectively, the "Advisors"), and NetREIT Dubose Model Home REIT, Inc. The consolidated financial statements also include the results of the NetREIT Partnerships and the Model Home Partnerships. As used herein, references to the "Company" include references to Presidio Property Trust, Inc., its subsidiaries, and the partnerships. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company classifies the noncontrolling interests in the NetREIT Partnerships as part of consolidated net (loss) income in 2025 and 2024 and has included the accumulated amount of noncontrolling interests as part of equity since inception in February 2010. If a change in ownership of a consolidated subsidiary results in loss of control and deconsolidation, any retained ownership interest will be remeasured, with the gain or loss reported in the consolidated statements of operations. Management has evaluated the noncontrolling interests and determined that they do not contain any redemption features.

Use of Estimates. The consolidated financial statements were prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant estimates include, private warrants, the allocation of purchase price paid for property acquisitions between the components of land, building and intangible assets acquired including their useful lives, valuation of long-lived assets, and the allowance for doubtful accounts, which is based on an evaluation of the tenants' ability to pay. Actual results could differ from those estimates.

Real Estate Assets and Lease Intangibles. Land, buildings and improvements are recorded at cost, including tenant improvements and lease acquisition costs (including leasing commissions, space planning fees, and legal fees). The Company capitalizes any expenditure that replaces, improves, or otherwise extends the economic life of an asset, while ordinary repairs and maintenance are expensed as incurred. The Company allocates the purchase price of acquired properties between the acquired tangible assets and liabilities (consisting of land, buildings, tenant improvements, and long-term debt) and identified intangible assets and liabilities (including the value of above-market and below-market leases, the value of in-place leases, unamortized lease origination costs and tenant relationships), in each case based on their respective fair values.

The Company allocates the purchase price to tangible assets of an acquired property based on the estimated fair values of those tangible assets, assuming the property was vacant. Estimates of fair value for land, building and building improvements are based on many factors, including, but not limited to, comparisons to other properties sold in the same geographic area and independent third-party valuations. In estimating the fair values of the tangible assets, intangible assets, and liabilities acquired, the Company also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities.

The value allocated to acquired lease intangibles is based on management's evaluation of the specific characteristics of each tenant's lease. Characteristics considered by management in allocating these values include, but are not limited, to the nature and extent of the existing business relationships with the tenant, growth prospects for developing new business with the tenant, the remaining term of the lease, the tenant's credit quality, and other factors.

The value attributable to the above-market or below-market component of an acquired in-place lease is determined based upon the present value (using a market discount rate) of the difference between (i) the contractual rents to be paid pursuant to the lease over its remaining term, and (ii) management's estimate of rents that would be paid using fair market rates over the remaining term of the lease. The amounts allocated to above or below-market leases are amortized on a straight-line basis as an increase or reduction of rental income over the remaining non-cancelable term of the respective leases. Amortization of above and below-market rents resulted in a net increase in rental income of approximately $4,753 and $4,641 for the years ended December 31, 2025 and 2024, respectively.

The value of in-place leases and unamortized lease origination costs are amortized to expenses over the remaining term of the respective leases, which range from less than a year to ten years. The amount allocated to acquired in-place leases is determined based on management's assessment of lost revenue and costs incurred for the period required to lease the "assumed vacant" property to the occupancy level when purchased. The amount allocated to unamortized lease origination costs is determined by what the Company would have paid to a third-party to secure a new tenant reduced by the expired term of the respective lease. The amount allocated to tenant relationships is the benefit resulting from the likelihood of a tenant renewing its lease. Amortization expense related to these assets was approximately $15,670 and $17,526 for years ended December 31, 2025 and 2024, respectively.

Real Estate Held for Sale and Discontinued Operations. We generally reclassify assets to "held for sale" when the disposition has been approved, it is available for immediate sale in its present condition, we are actively seeking a buyer, and the disposition is considered probable within one year. Additionally, real estate sold during the current period is classified as "real estate assets held for sale" for all prior periods presented in the accompanying consolidated financial statements. Mortgage notes payable related to the real estate sold during the current period are classified as "mortgage notes payable related to properties held for sale" for all prior periods presented in the accompanying consolidated financial statements. Additionally, we record the operating results related to real estate that has been disposed of as discontinued operations for all periods presented if the operations have been eliminated and represent a strategic shift and we will not have any significant continuing involvement in the operations of the property following the sale. Properties considered held for sale are recorded at the lesser of the carrying value or fair value less costs to sell. As of December 31, 2025, only one commercial property, Dakota Center, met the criteria to be classified as "held for sale," and five model homes were classified as "held for sale" but are not considered discontinued operations or a strategic shift in our operations.

The below tables include other non-real estate assets and liabilities related to real estate held for sale as of December 31, 2025 and December 31, 2024.

As of December 31, 2025

Non real estate assets related to real estate held for sale	Commercial	Model Home	Total
Cash equivalents and restricted cash	1,988,360	—	1,988,360
Deferred leasing costs	98,248	—	98,248
Other Assets, net	348,997	—	348,997
Total other assets	$ 2,435,605	$ —	$ 2,435,605

Non real estate liabilities related to real estate held for sale			
Accounts payable and accrued liabilities	276,827	—	276,827
Accrued real estate taxes	197,035	—	197,035
Total other liabilities	$ 473,862	$ —	$ 473,862

December 31, 2024

Non real estate assets related to real estate held for sale	Commercial	Model Home	Total
Cash equivalents and restricted cash	1,749,905	—	1,749,905
Deferred leasing costs	326,923	—	326,923
Other Assets, net	658,061	—	658,061
Total Assets	$ 2,734,889	$ —	$ 2,734,889

Non real estate liabilities related to real estate held for sale			
Accounts payable and accrued liabilities	482,628	—	482,628
Accrued real estate taxes	367,229	—	367,229
Total liabilities	$ 849,857	$ —	$ 849,857

Impairments of Real Estate Assets. We regularly review for impairment on a property-by-property basis. Impairment is recognized on a property held for use when the expected undiscounted cash flows for a property are less than the carrying amount at which time the property is written-down to fair value. Impairment is recognized on a property held for sale when the fair value less costs to sell is less than the carrying amount. If the carrying amount exceeds the undiscounted cash flows, we calculate an impairment loss by comparing the carrying amount to estimated fair value, using discounted cash flow models or third-party appraisals. The calculation of both discounted and undiscounted cash flows requires management to make estimates of future cash flows that are determined based on a number of inputs and assumptions, including but not limited to, the terminal capitalization rate. Actual results could be significantly different from the estimates. Although our strategy is to hold our properties over the long-term, if our strategy changes or market conditions otherwise dictate an earlier sale date, an impairment loss may be recognized to reduce the property to fair value and such loss could be material.

We review the carrying value of each of our real estate properties regularly to determine if circumstances indicate an impairment in the carrying value of these investments exists. During the year ended December 31, 2025, we recognized non-cash impairment charges of approximately $6.4 million, with approximately $0.3 million related to model homes and approximately $6.0 million related to our commercial properties. The approximately $3.5 million of impairment on our commercial property, Dakota Center, was the result of the loan maturing in July and the Company not being able to reach an agreement with the lenders regarding a loan modification or extension. During the year ended December 31, 2025, the Company impaired Shea Center II for a total of approximately $2.5 million after low property occupancy triggered a cash management event under the terms of the loan agreement.

Intangible Assets. Intangible assets, including goodwill and lease intangibles, are comprised of finite-lived and indefinite-lived assets. Lease intangibles represent the allocation of a portion of the purchase price of a property acquisition representing the estimated value of in-place leases, unamortized lease origination costs, tenant relationships and land purchase options. Intangible assets that are not deemed to have an indefinite useful life are amortized over their estimated useful lives. Indefinite-lived assets are not amortized. Amortization expense of intangible assets that are not deemed to have an indefinite useful life was approximately $0 and $0.3 million, respectively, for the years ended December 31, 2025 and 2024 and is included in depreciation and amortization in the accompanying consolidated statements of operation.

The Company is required to perform a test for impairment of goodwill and other definite and indefinite lived assets at least annually, and more frequently as circumstances warrant. Impairment is recognized only if the carrying amount of the intangible asset is considered to be unrecoverable from its undiscounted cash flows and is measured as the difference between the carrying amount and the estimated fair value of the asset. For the year ended December 31, 2025, we have recorded an impairment charge to the goodwill of NTR Property Management for approximately $72,000. See *Fair Value Measurements* below for additional information.

Depreciation and Amortization. The Company records depreciation and amortization expense using the straight-line method over the useful lives of the respective assets. The costs of buildings are depreciated over estimated useful lives of 39 years, the costs of improvements are amortized over the shorter of the estimated life of the asset or term of the tenant lease (which range from 1 to 10 years), the costs associated with acquired tenant intangibles over the remaining lease term and the cost of furniture, fixtures and equipment are depreciated over 4 to 5 years. Depreciation and amortization expense for the years ended December 31, 2025 and 2024 was approximately $4.9 million and $5.5 million, respectively, and is included in depreciation and amortization in the accompanying consolidated statements of operations.

Cash, Cash Equivalents and Restricted Cash. At December 31, 2025 and December 31, 2024, we had approximately $7.4 million and $8.0 million in cash, cash equivalents and restricted cash, respectively. The Company considers all short-term, highly liquid investments that are both readily convertible to cash and have an original maturity of three months or less at the date of purchase to be cash equivalents. Items classified as cash equivalents include money market funds. Cash balances in individual banks may exceed the federally insured limit of $250,000 by the Federal Deposit Insurance Corporation (the "FDIC"). No losses have been experienced related to such accounts. At December 31, 2025, the Company had approximately $1.3 million in deposits in financial institutions that exceeded the federally insurable limits. Restricted cash consists of funds held in escrow for Company lenders for properties held as collateral by the lenders. The funds in escrow are for payment of property taxes, insurance, leasing costs, mortgage payment reserves, and capital expenditures. As of December 31, 2025, the Company has approximately $5.7 million of restricted cash. At December 31, 2024, the Company had approximately $1.0 million in deposits in financial institutions that exceeded the federally insurable limits. As of December 31, 2024, the Company has approximately $5.0 million of restricted cash.

Accounts Receivables. The Company periodically evaluates the collectability of amounts due from tenants and maintains an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required payments under lease agreements. In addition, the Company maintains an allowance for deferred rent receivable that arises from straight lining of rents. The Company exercises judgment in establishing these allowances and considers payment history and current credit status of its tenants in developing these estimates. As of December 31, 2025 and 2024, the balance of allowance for possible uncollectable tenant receivables included in other assets, net in the accompanying consolidated balance sheets was approximately $0 and $0, respectively.

Deferred Leasing Costs. Costs incurred in connection with successful property leases are capitalized as deferred leasing costs and amortized to leasing commission expense on a straight-line basis over the terms of the related leases which generally range from one to five years. Deferred leasing costs consist of third-party leasing commissions. Management re-evaluates the remaining useful lives of leasing costs as the creditworthiness of the tenants and economic and market conditions change. If management determines the estimated remaining life of the respective lease has changed, the amortization period is adjusted. At December 31, 2025 and 2024, the Company had net deferred leasing costs of approximately $1.3 million and $1.7 million, respectively. Total amortization expense for the years ended December 31, 2025 and 2024 was approximately $0.5 million and $0.5 million, respectively, and is included in the total for depreciation and amortization noted above.

Deferred Financing Costs. Costs incurred, including legal fees, origination fees, and administrative fees, in connection with debt financing are capitalized as deferred financing costs, are amortized using the straight line method, which approximates the effective interest method, over the contractual term of the respective loans and recorded as an offset to the carrying value of the debt. At December 31, 2025 and 2024, unamortized deferred financing costs related to mortgage notes payable were approximately $0.7 million and $0.7 million. For the years ended December 31, 2025 and 2024, total amortization expense related to the mortgage notes payable deferred financing costs was approximately $281,245 and $351,291, respectively. Amortization of deferred financing costs are included in interest expense in the accompanying consolidated statements of operations.

Deferred Offering Costs. Deferred offering costs represent legal, accounting and other direct costs related to our offerings. As of December 31, 2025 and 2024, we have incurred approximately $279,603 and zero, respectively, in deferred offering costs as of the end of each period related to our registration statement on Form S-3.

Income Taxes. We have elected to be taxed as a REIT under Sections 856 through 860 of the Code, for federal income tax purposes. To maintain our qualification as a REIT, we are required to distribute at least 90% of our REIT taxable income to our stockholders and meet the various other requirements imposed by the Code relating to such matters as operating results, asset holdings, distribution levels and diversity of stock ownership. Provided we maintain our qualification for taxation as a REIT, we are generally not subject to corporate level income tax on the earnings distributed currently to our stockholders that we derive from our REIT qualifying activities. If we fail to maintain our qualification as a REIT in any taxable year, and are unable to avail ourselves of certain savings provisions set forth in the Code, all of our taxable income would be subject to federal income tax at regular corporate rates, including any applicable alternative minimum tax. We are subject to certain state and local income taxes. As of December 31, 2025, we have estimated approximately $27.1 million of Federal net operating loss (NOLs) carryforwards to offset potential future federal tax obligations. We may not generate sufficient taxable income in future periods to be able to realize fully the tax benefits of our NOL carry-forwards.

We, together with one of our entities, have elected to treat certain subsidiaries as a taxable REIT subsidiary (a "TRS") for federal income tax purposes. Certain activities that we undertake must be conducted by a TRS, such as non-customary services for our tenants, and holding assets that we cannot hold directly. A TRS is subject to federal and state income taxes. The Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. Neither the Company nor its subsidiaries have been assessed any significant interest or penalties for tax positions by any tax jurisdictions.

Fair Value Measurements. Certain assets and liabilities are required to be carried at fair value, or if long-lived assets are deemed to be impaired, to be adjusted to reflect this condition. The guidance requires disclosure of fair values calculated under each level of inputs within the following hierarchy:

- Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

- Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

- Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, we utilize quoted market prices from independent third-party sources to determine fair value and classify such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require us to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third-party may rely more on models with inputs based on information available only to that independent third-party. When we determine the market for a financial instrument owned by us to be illiquid or when market transactions for similar instruments do not appear orderly, we use several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and establish a fair value by assigning weights to the various valuation sources.

Additionally, in an inactive market, a market price quoted from an independent third-party may rely more on models with inputs based on information available only to that independent third-party. When we determine the market for a financial instrument owned by us to be illiquid or when market transactions for similar instruments do not appear orderly, we use several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and establish a fair value by assigning weights to the various valuation sources. As of December 31, 2025, we did not hold any marketable securities, excluding our investments in Conduit's common stock and common stock warrants. As of December 31, 2024, our marketable securities (excluding our investments in Conduit's common stock and common stock warrants), held at a third party broker, presented on the consolidated balance sheets within other assets were measured at fair value using Level 1 market prices and totaled approximately zero, with a cost basis of approximately zero. There were no financial liabilities measured at fair value as of December 31, 2025 and December 31, 2024.

On April 22, 2024, the Company entered into a lockup agreement with Conduit pursuant to which the Company agreed not to transfer or sell 2,700,000 of its 4,015,250 shares of Conduit common stock for a period of one year. In consideration for entering into the lockup agreement, Conduit issued the Company a warrant ("Private CDT Warrants") to purchase 540,000 shares of common stock at an exercise price of $3.12 per share, with a two year term and exercisable one year after the date of issue. The Private CDT Warrants meet the ASC 321, *Investments - Equity Securities* ("ASC 321") scope exception for derivative instruments and are accounted for as a derivative under ASC 815, *Derivatives and Hedging* ("ASC 815"). As such, the Private CDT Warrants were recorded at fair value on the date of issuance and subsequently measured at fair value each period, with changes in fair value reported in gain or loss on Conduit Pharmaceuticals marketable securities. During the nine months ended September 30, 2025, we sold all of our remaining shares of CDT on the open market for a total of $13,990.

As of December 31, 2025 and December 31, 2024, the Private CDT Warrants fair value, using Level 3 inputs, was zero for both periods, and is included in the total Investment in Conduit Pharmaceuticals marketable securities on the consolidated balance sheets. Our investments in Conduit's public common stock warrants (CDTTW) presented on the consolidated balance sheets were measured at fair value using Level 1 market prices, taking into account the adoption of ASU 2022-03, Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, and totaled approximately $3,900 and $0.2 million as of December 31, 2025 and December 31, 2024, respectively. The adjustments to the fair value of our investment in Conduit Pharmaceuticals marketable securities are recorded in net loss in Conduit Pharmaceuticals marketable securities on our consolidated statement of operations.

The following table presents as of December 31, 2025 the Company's assets subject to measurement at fair value on a nonrecurring basis (in thousands):

	Fair Value Measurements as of December 31, 2025				
	Level 1	Level 2	Level 3	Total	Impairment Loss
Assets:					
Goodwill for NTR Property Management............	$ —	$ —	$ 194,000	$ 194,000	$ 72,000
Certain Real Estate assets....................................	—	—	24,499,935	24,499,935	6,371,437
Total Assets...	$ —	$ —	$24,693,935	$24,693,935	$ 6,443,437

The following table presents as of December 31, 2024 the Company's assets subject to measurement at fair value on a nonrecurring basis (in thousands):

	Fair Value Measurements as of December 31, 2024				
	Level 1	Level 2	Level 3	Total	Impairment Loss
Assets:					
Goodwill for NTR Property Management............	$ —	$ —	$ 266,000	$ 266,000	$ 185,000
Certain Real Estate assets....................................	—	—	18,065,871	18,065,871	1,784,311
Total Assets...	$ —	$ —	$18,331,871	$18,331,871	$ 1,969,311

Earnings per share ("EPS"). The EPS on common stock has been computed pursuant to the guidance in FASB ASC Topic 260, Earnings Per Share. The guidance requires the classification of the Company's unvested restricted stock, which contains rights to receive non-forfeitable dividends, as participating securities requiring the two-class method of computing net income per share of common stock. In accordance with the two-class method, earnings per share have been computed by dividing the net income less net income attributable to unvested restricted shares by the weighted average number of shares of common stock outstanding less unvested restricted shares. Diluted earnings per share is computed by dividing net income by the weighted average shares of common stock and potentially dilutive securities outstanding in accordance with the treasury stock method.

Dilutive common stock equivalents include the dilutive effect of in-the-money stock equivalents, which are calculated based on the average share price for each period using the treasury stock method, excluding any common stock equivalents if their effect would be anti-dilutive. In periods in which a net loss has been incurred, all potentially dilutive common stock shares are considered anti-dilutive and thus are excluded from the calculation. Securities that are excluded from the calculation of weighted average dilutive common stock, because their inclusion would have been antidilutive, are:

	For the Year Ended December 31,	
	2025	2024
Common Stock Warrants	200,000	200,000
Placement Agent Warrants..	8,000	8,000
Series A Warrants..	1,445,007	1,445,007
Unvested Common Stock Grants	104,108	117,081
Total potentially dilutive shares	1,757,115	1,770,088

Income (Loss) per Common Share. Basic income (loss) per common share (Basic EPS) is computed by dividing net income (loss) available to common shareholders (Numerator) by the weighted average number of common shares outstanding (Denominator) during the period. Diluted loss per common share (Diluted EPS) is similar to the computation of Basic EPS except that the Denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In addition, in computing the dilutive effect of convertible securities, the Numerator is adjusted to add back the after-tax amount of interest recognized in the period associated with any convertible debt. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an anti-dilutive effect on net loss per share. For the year ended December 31, 2025, the basic and diluted net loss per share was $8.65, since all potentially dilutive securities were determined to be anti-dilutive, and for the year ended December 31, 2024 the basic and diluted net earnings per share are equivalent at $22.50 per share because the Company had incurred a net loss attributable to common stockholders causing any potentially dilutive securities to be anti-dilutive.

Sales of Real Estate Assets. Effective January 1, 2018, we adopted the guidance of ASC 610-20, Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets ("ASC 610-20"), which applies to sales or transfers to noncustomers of nonfinancial assets or in substance nonfinancial assets that do not meet the definition of a business. Asset sales are generally recognized when control of the asset being sold is transferred to the buyer. As the assets are sold, their costs and related accumulated depreciation, if any, are derecognized with resulting gains or losses reflected in net income.

ASC 610-20 refers to the revenue recognition principles under ASU No. 2014-9. Under ASC 610-20, if we determine we do not have a controlling financial interest in the entity that holds the asset and the arrangement meets the criteria to be accounted for as a contract, we would derecognize the asset and recognize a gain or loss on the sale of the real estate when control of the underlying asset transfers to the buyer.

Revenue Recognition and Accounts Receivables. We recognize minimum rent, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases when collectability is probable and record amounts expected to be received in later years as deferred rent receivable. The cumulative difference between lease revenue recognized under the straight-line method and contractual lease payments are recorded as deferred rent receivable within other assets the consolidated balance sheets. Additionally, we recognize transaction fees associated with the leasing of our model homes on a straight-line basis over the term of the related leases and are included within rental income on our consolidated statement of operations. The Company's lease revenue is impacted by the Company's determination of whether improvements to the property, whether made by the Company or by the tenant, are landlord assets. The determination of whether an improvement is a landlord asset requires judgment. In making this judgment, the Company's primary consideration is whether an improvement would be utilizable by another tenant upon the then-existing tenant vacating the improved space. If the Company has funded an improvement that it determines not to be landlord assets, then it treats the cost of the improvement as a lease incentive.

For certain leases, the Company also makes significant assumptions and judgments in determining the lease term. The lease term impacts the period over which the Company determines and records lease payments and also impacts the period over which it amortizes lease-related costs. The Company considers all relevant factors that create an economic incentive for the lessee and uses judgment to determine if those factors, considered together, signify that the lessee is reasonably certain to exercise the option.

We record property operating expense reimbursements due from tenants for common area maintenance, real estate taxes, and other recoverable costs in the period the related expenses are incurred. Additional rent where we pay the associated costs directly to third-party vendors and are reimbursed by our tenants are recognized and recorded on a gross basis, with the associated expense recognized in property expenses or real estate taxes. Because the timing and pattern of transferring rental revenue and related operating expense reimbursements to the lessee are the same, and our leases are classified as operating leases, we treat rental revenue and tenant recovery revenue as a single combined lease component. Accordingly, operating expense reimbursements are reported within Rental Income on the Company's consolidated statement of operations.

We make estimates of the collectability of our tenant receivables related to base rents, including deferred rent receivable, expense reimbursements and other revenue or income. We specifically analyze accounts receivable, deferred rent receivable, historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, management makes estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. When a tenant is in bankruptcy, we will record a bad debt reserve for the tenant's receivable balance and generally will not recognize subsequent rental revenue until cash is received or until the tenant is no longer in bankruptcy and has the ability to make rental payments. Fees and other income primarily include amounts recorded in connection with transient daily parking and miscellaneous amounts that fall within the scope of ASC Topic 606, Revenue from Contracts with Customers, and are recognized as revenue at the point in time when control of the goods or services transfers to the customer and our performance obligation is satisfied.

Variable Interest Entity. We determine whether an entity is a Variable Interest Entity ("VIE") and, if so, whether it should be consolidated by utilizing judgments and estimates that are inherently subjective. Our determination of whether an entity in which we hold a direct or indirect variable interest is a VIE is based on several factors, including whether we participated in the design of the entity and the entity's total equity investment at risk upon inception is sufficient to finance the entity's activities without additional subordinated financial support. We make judgments regarding the sufficiency of the equity at risk based first on a qualitative analysis, and then a quantitative analysis, if necessary.

We analyze any investments in VIEs to determine if we are the primary beneficiary. In evaluating whether we are the primary beneficiary, we evaluate our direct and indirect economic interests in the entity. A reporting entity is determined to be the primary beneficiary if it holds a controlling financial interest in the VIE. Determining which reporting entity, if any, has a controlling financial interest in a VIE is primarily a qualitative approach focused on identifying which reporting entity has both: (i) the power to direct the activities of a VIE that most significantly impact such entity's economic performance; and (ii) the obligation to absorb losses or the right to receive benefits from such entity that could potentially be significant to such entity. Performance of that analysis requires the exercise of judgment.

We consider a variety of factors in identifying the entity that holds the power to direct matters that most significantly impact the VIE's economic performance, including, but not limited to, the ability to direct operating decisions and activities. In addition, we consider the rights of other investors to participate in those decisions. We determine whether we are the primary beneficiary of a VIE at the time we become involved with a variable interest entity and reconsider that conclusion continually. We consolidate any VIE of which we are the primary beneficiary.

Subsequent Events. We evaluate subsequent events up until the date the consolidated financial statements are issued. See note 16 Subsequent Events.

Recently Issued and Adopted Accounting Pronouncements. In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, *Income Taxes*, to enhance income tax disclosures, provide more information about tax risks and opportunities present in worldwide operations, and to disaggregate existing income tax disclosures. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. Early adoption is permitted. We have adopted ASU 2023-09 and have updated our financial statement disclosures accordingly; there was no material impact to our financial statement.

In March 2024, the SEC issued final climate-disclosure rules to enhance and standardize climate-related disclosures by public companies. With regards to financial statements, the rules requires disclosure of (i) capitalized costs, expenditures expensed, charges, and losses incurred as a result of severe weather events and other natural conditions, subject to applicable one percent and de minimis disclosure thresholds; (ii) capitalized costs, expenditures expensed, and losses related to carbon offsets and renewable energy credits or certificates (RECs) if used as a material component of a company's plans to achieve its disclosed climate-related targets or goals; and (iii) if the estimates and assumptions the company uses to produce the financial statements were materially impacted by risks and uncertainties associated with severe weather events and other natural conditions or any disclosed climate-related targets or transition plans, a qualitative description of how the development of such estimates and assumptions was impacted. The rules are effective for annual periods beginning January 1, 2025 and are to be applied prospectively. On April 4, 2024, the SEC voluntarily stayed the rules pending judicial review as a result of litigation. On March 27, 2025, the SEC voted to end its defense of the rules requiring disclosure of climate-related risks and greenhouse gas emissions. However, the Eighth Circuit may still rule on the legal challenges to the rules, and if so could decide to uphold the rules in whole or in part or remand them to the SEC for further consideration.

In November 2024, the FASB issued Accounting Standards Update ASU 2024-03, *Income Statement—Reporting Comprehensive, Income—Expense Disaggregation Disclosures, Disaggregation of Income Statement Expenses* ("ASU 2024-03"). This ASU is to improve the disclosures about a public business entity's expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, SG&A, and research and development). The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. In January 2025, this was updated by ASU 2025-01—Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. The amendment in this Update amends the effective date of Update 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted. We have not yet adopted ASU 2024-03 and are currently evaluating the impact on our financial statement disclosures.

In December 2025, the FASB issued Accounting Standards Update 2025-11 - *Interim Reporting (Topic 270),* which focuses on improving interim reporting guidance by clarifying requirements and enhancing navigability for entities preparing interim financial statements under GAAP. This aims to improve the guidance in Topic 270, Interim Reporting, by enhancing the clarity and navigability of the required interim disclosures. This introduces the Disclosure Principle, requiring entities to disclose events that have a material impact on the entity since the end of the last annual reporting period. Additionally, ASU 2025-11 creates a comprehensive list of required interim disclosures, consolidating them into Topic 270 rather than having them dispersed across various Codification Topics. For public entities, the update is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For all other entities, it is effective for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities. While we are currently evaluating the impact of this pronouncement, we do not expect it will have a material impact on our consolidated financial statements.

3. RECENT REAL ESTATE TRANSACTIONS

Significant Transactions in 2025 and 2024

Acquisitions during the year ended December 31, 2025:

- We acquired 22 Model Home Properties and leased them back to the homebuilders under triple net leases during the year ended December 31, 2025. The purchase price for these properties was approximately $9.4 million. The purchase price consisted of cash payments of approximately $2.8 million and mortgage notes of approximately $6.6 million.

Acquisitions during the year ended December 31, 2024:

- We acquired 19 Model Home Properties and leased them back to the homebuilders under triple net leases during the year ended December 31, 2024. The purchase price for the properties was approximately $9.7 million. The purchase price consisted of cash payments of approximately $3.0 million and mortgage notes of approximately $6.7 million.

We review our portfolio of investment properties for value appreciation potential on an ongoing basis, and dispose of any properties that no longer satisfy our requirements in this regard, taking into account tax and other considerations. The proceeds from any such property sale, after repayment of any associated mortgage or repayment of secured or unsecured indebtedness, are available for investing in properties that we believe will have a greater likelihood of future price appreciation.

Dispositions during the year ended December 31, 2025:

During year ended December 31, 2025, we disposed of the following properties:

- 20 model homes for approximately $9.8 million, net of sales costs, and the Company recognized a gain of approximately $1.0 million.

- On February 6, 2025, the Company sold two commercial properties, Union Town Center and Research Parkway, to a single buyer for approximately $15.9 million, net of selling costs, and recognized a net gain of approximately $4.5 million net of closing costs.

Dispositions during the year ended December 31, 2024:

During year ended December 31, 2024, we disposed of the following properties:

- 51 model homes for approximately $24.8 million net of sales costs, and the Company recognized a gain of approximately $3.4 million.

4. REAL ESTATE ASSETS

The Company owns a diverse portfolio of real estate assets. The primary types of properties the Company invests in are office, industrial, retail, and triple-net leased model home properties. As of December 31, 2025, the Company owned or had an equity interest in:

- Eight office buildings and one industrial building ("Office/Industrial Properties");

- One retail shopping center ("Retail Property");

- 80 model home residential properties ("Model Homes" or "Model Home Properties"), leased back on a triple-net basis to homebuilders, which are owned by five affiliated limited partnerships and one wholly-owned corporation, all of which we control. As of December 31, 2025, all of the model homes in Dubose Model Home Investors #202, #203, and #206, LP had been sold.

Previously, the Company reported a portfolio for the year ended December 31, 2024 of:

- Eight office buildings and one industrial building,

- Three retail shopping centers, and

- 78 model homes.

A summary of the properties owned by the Company, including their lease intangibles, as of December 31, 2025 and 2024 is as follows:

| | Date | | Real estate assets and lease intangibles, net | |
Property Name	Acquired	Location	December 31, 2025	December 31, 2024
Genesis Plaza (1)	August 2010	San Diego, CA	$ 7,274,600	$ 7,363,571
Dakota Center (2)	May 2011	Fargo, ND	4,861,267	8,154,951
Grand Pacific Center (3)	March 2014	Bismarck, ND	8,082,202	8,413,926
Arapahoe Center	December 2014	Centennial, CO	8,874,198	9,298,534
Union Town Center (3)	December 2014	Colorado Springs, CO	—	8,922,943
West Fargo Industrial	August 2015	Fargo, ND	6,404,774	6,599,953
300 N.P.	August 2015	Fargo, ND	1,949,040	1,963,000
Research Parkway (3)	August 2015	Colorado Springs, CO	—	2,220,284
One Park Center	August 2015	Westminster, CO	5,740,065	5,580,950
Shea Center II (4)	December 2015	Highlands Ranch, CO	16,249,498	18,820,370
Mandolin (5)	August 2021	Houston, TX	4,508,851	4,600,562
Baltimore	December 2021	Baltimore, MD	8,016,747	8,241,456
Commercial properties			71,961,242	90,180,500
Model Home properties (6)	2020 - 2025		36,688,462	37,416,000
Total real estate assets and lease intangibles, net			$ 108,649,704	$ 127,596,500

(1) Genesis Plaza is owned by two tenants-in-common, NetREIT Genesis and NetREIT Genessis II, each of which own 57% and 43%, respectively, and we beneficially own an aggregate of 92.0%, based on our ownership of each entity. We have 100% ownership of NetREIT Genesis and 81.5% ownership of NetREIT Genesis II, and we have control of both entities. During July 2024, the Company completed a minority ownership conversion option as result of a death in a noncontrolling trust within NetREIT Genesis II. The Company issued the trust 86,232 shares of SQFT Series A Common Stock in exchange for their 36.4% ownership in NetREIT Genesis II, as per the original exchange agreement.

(2) The non-recourse loan on the Dakota Center property matured on July 6, 2024. During December 2024, the lender agreed to the broker the Company would use to sell the property to settle the non-recourse debt. At December 31, 2025, the property was included in the real estate assets held for sale, net on the consolidated balance sheet. During July 2025, the lender approved a purchase offer from a third party for $5,125,000. In connection with the approved sale, we have impaired the property's book value and recorded an impairment charge of approximately $3.5 million for the year ended December 31, 2025. The sale was completed on January 14, 2026.

(3) During February 2025, Union Town Center and Research Parkway were sold to a single buyer for a combined total of approximately $15.9 million, net of selling costs, and recognized a net gain of approximately $4.5 million, net of closing costs.

(4) During the year ended December 31, 2025, the Company impaired Shea Center II for a total of approximately $2.5 million after low property occupancy triggered a cash management event under the terms of the loan agreement. Subsequent to the year ended December 31, 2025, the Company received notice that the Company's failure to repay in full by January 5, 2026 the indebtedness related to the loan agreement governing Shea Center II had triggered a default event. The Company has received notification that the Shea Center II property governed by this agreement will be moved into receivership, which will fulfill its obligation for this non-recourse loan.

(5) A portion of the proceeds from the sale of Highland Court were used in like-kind exchange transactions pursued under Section 1031 of the Code for the acquisition of our Mandolin property. Mandolin is owned by NetREIT Palm Self-Storage LP, through its wholly owned subsidiary, NetREIT Highland LLC, and the Company is the sole general partner and owns 61.3% of NetREIT Palm Self-Storage LP.

(6) Includes Model Homes listed as held for sale as of December 31, 2025 and December 31, 2024. During the year ended December 31, 2025, we recorded impairment charges for model homes of approximately $0.3 million, which reflects the estimated sales prices for these specific model homes; for the same period in 2024, we recorded $0.4 million in impairment. The short hold period, less than two years, and the builder changing their model style after we purchased the homes, contributed to the lower-than-expected sales price. As of December 31, 2025, we had model home properties held for sale in Alabama, Arizona, Tennessee, and Texas. As of December 31, 2024, we had model home properties held for sale in Arizona, Florida, and Texas.

For the years ended December 31, 2025 and 2024, depreciation and amortization expense, excluding amortization of deferred leasing cost, totaled approximately $4.4 million and $5.0 million, respectively. As of December 31, 2025 and 2024, construction in progress for tenant and building improvements totaled approximately $1.1 million and $0.4 million, respectively.

5. LEASE INTANGIBLES

The following table summarizes the net value of other intangible assets acquired and the accumulated amortization for each class of intangible asset:

	December 31, 2025			December 31, 2024		
	Lease Intangibles	Accumulated Amortization	Lease Intangibles, net	Lease Intangibles	Accumulated Amortization	Lease Intangibles, net
In-place leases	$ 2,377,414	$ (2,375,580)	$ 1,834	$ 2,515,264	$ (2,504,799)	$ 10,465
Leasing costs	1,090,384	(1,088,114)	2,270	1,261,390	(1,252,078)	9,312
Above-market leases	—	—	—	—	—	—
	$ 3,467,798	$ (3,463,694)	$ 4,104	$ 3,776,654	$ (3,756,877)	$ 19,777

At December 31, 2025 and 2024, there were no net lease intangible assets and accumulated amortization related to the lease intangible assets included in real estate assets held for sale.

The net value of acquired intangible liabilities was approximately $3,316 and $8,625 relating to below-market leases at December 31, 2025 and December 31, 2024, respectively. Amortization of below-market rent totaled approximately $4,753 and $4,641 for the years ended December 31, 2025 and 2024.

Future aggregate approximate amortization expense for the Company's lease intangible assets is as follows:

2026	$ 4,104
2027	—
Thereafter	—
Total	$ 4,104

6. OTHER ASSETS

Other assets consist of the following:

	December 31, 2025	December 31, 2024
Deferred rent receivable	$ 1,591,206	$ 2,126,609
Prepaid expenses, deposits and other	477,738	406,494
Accounts receivable, net	391,281	463,194
Notes receivable	316,374	316,374
Deferred offering costs	279,603	—
Right-of-use assets, net	39,468	64,026
Total other assets	$ 3,095,670	$ 3,376,697

Periodically, the Company may sell an option in the marketable securities it holds to unrelated third parties for the right to purchase certain securities held within its investment portfolios ("covered call options"). These option transactions are designed primarily to increase the total return associated with holding the related securities as earning assets by using fee income generated from these options. These transactions are not designated as hedging relationships pursuant to accounting guidance ASC 815 and, accordingly, changes in fair values of these contracts are reported in other income (expense). There are several risks associated with transactions in options on securities. For example, there are significant differences between the securities and options markets that could result in an imperfect correlation between these markets, causing a given transaction not to achieve its objectives. A transaction in options or securities may be unsuccessful to some degree because of market behavior or unexpected events. When we write a covered call option, we forgo, during the option's life, the opportunity to profit from increases in the market value of the security covering the call option above the sum of the premium and the strike price of the call, but retain the risk of loss should the price of the underlying security decline. The writer of an option has no control over the time when it may be required to fulfill its obligation before the sold option expires, and once an option writer has received an exercise notice, it must deliver the underlying security in exchange for the strike price.

As of December 31, 2025 and December 31, 2024, we did not own common shares of any publicly traded REITs and no written covered call options in any of those same REITs.

7. MORTGAGE NOTES PAYABLE

Mortgage notes payable consist of the following:

Mortgage note property	Principal as of December 31, 2025	Principal as of December 31, 2024	Loan Type	Interest Rate (1)	Maturity
Dakota Center (2)	8,739,687	$ 9,091,395	Fixed	4.74%	7/6/2024
Research Parkway (3)	-	1,526,860	Fixed	N/A	N/A
Arapahoe Service Center	8,670,000	8,670,000	Fixed	6.75%	12/5/2029
Union Town Center (3)	-	7,709,746	Fixed	N/A	N/A
One Park Centre	6,096,528	5,919,517	Fixed	6.83%	9/1/2030
Genesis Plaza	6,235,986	5,813,843	Fixed	7.07%	9/1/2029
Shea Center II (4)	16,353,296	16,660,803	Fixed	4.92%	1/5/2026
West Fargo Industrial	5,750,000	5,750,000	Fixed	7.14%	7/6/2029
Grand Pacific Center	6,360,819	6,460,405	Fixed	6.35%	5/10/2033
Baltimore	5,670,000	5,670,000	Fixed	4.67%	4/6/2032
Mandolin	3,440,873	3,508,702	Fixed	4.35%	4/20/2029
Subtotal, Presidio Property Trust, Inc. Properties	$67,317,189	$ 76,781,271			
Model Home mortgage notes (5)	25,604,494	26,060,798	Fixed	5.94% - 8.00%	2025 - 2030
Mortgage Notes Payable	$92,921,683	$102,842,069			
Unamortized loan costs	(847,316)	(747,975)			
Mortgage Notes Payable, net	$92,074,367	$102,094,094			

(1) Interest rates as of December 31, 2025.
(2) The non-recourse loan on the Dakota Center property matured on July 6, 2024. During December 2024, the lender agreed to the broker the Company would use to sell the property to settle the non-recourse debt. As of December 31, 2025, the property was included in the real estate assets held for sale, net on the consolidated balance sheet. During July 2025, the lender approved a purchase offer from a third party for $5,125,000. The property was subsequently sold as of January 2026. See Note 4. Real Estate Assets above for further discussion on impairment of the property.
(3) These properties were sold during February 2025 and their loan balances were paid in full.
(4) During the year ended December 31, 2025, the Company impaired Shea Center II for a total of approximately $2.5 million after low property occupancy triggered a cash management event under the terms of the loan agreement. Subsequent to the year ended December 31, 2025, the Company received a notice that the Company's failure to repay in full by January 5, 2026 the indebtedness related to the loan agreement governing Shea Center II had triggered a default event. The Company has received notification that the Shea Center II property governed by this agreement will be moved into receivership, which will fulfill its obligation for this non-recourse loan.
(5) As of December 31, 2025, there were five model homes included as real estate assets held for sale. Our model homes have stand-alone mortgage notes at interest rates ranging from 5.94% to 8.0% per annum as of December 31, 2025.

The loan agreement between NetREIT Model, Homes, Inc. ("NRMH") and its lender has a covenant for a Fixed Charge Coverage Ratio, ("FCCR") as defined for NRMH as of any date that equals (a) the sum of (i) EBITDA for the period ended as of such date minus (ii) distributions for the period ended as of such date divided by (b) the sum of (ii) principal payments paid for the period ended as of such date plus (iii) interest expense for period ended as of such date. The FCCR is to be no less than 1.10 to 1.00, tested at the end of each fiscal quarter. As of December 31, 2025, NRMH was in compliance with this covenant. The Company and standalone subsidiaries have other various quarterly and annual reporting requirements to the individual property lenders and is in compliance with all material conditions and covenants on those mortgage notes payable as of December 31, 2025 with the exception of Dakota Center's loan maturity and Shea Center's DSCR coverage.

Scheduled principal payments of mortgage notes payable were as follows as of December 31, 2025:

Years ending December 31:	Commercial Properties Notes Payable	Model Homes Notes Payable	Total Principal Payments
2026	$ 25,504,041	$ 4,469,150	$ 29,973,191
2027	463,715	1,251,371	1,715,086
2028	454,843	8,169,780	8,624,623
2029	23,497,197	5,870,293	29,367,490
2030	5,812,792	5,843,900	11,656,692
Thereafter	11,584,601	—	11,584,601
Total	$ 67,317,189	$ 25,604,494	$ 92,921,683

8. NOTES PAYABLE

On April 22, 2020, the Company received an Economic Injury Disaster Loan of $10,000 from the Small Business Administration ("SBA") to provide economic relief during the COVID-19 pandemic. This loan advance is not required to be repaid, has no stipulations on use, and has been recorded as fees and other income in the consolidated statements of operations during fiscal 2020. On August 17, 2020, we received an additional Economic Injury Disaster Loan ("EIDL") of $150,000, for which principal and interest payments are deferred for twelve months from the date of issuance, and interest accrues at 3.75% per year. The loan matures on August 17, 2050. We have used the funds for general corporate purposes to alleviate economic injury caused by the COVID-19 pandemic, which economic damage included abating or deferring rent to certain tenants (primarily retail tenants). As of December 31, 2025 and 2024, the principal balance on SBA loan was approximately $140,674 and $144,089, respectively.

During 2023, we had issued one promissory note to our majority owned subsidiary, Dubose Model Home Investors 202 LP, for the refinancing of one model home property in Texas, for approximately $0.3 million with an interest rate of 5.55% per annum and original maturity date of August 15, 2024, which was extended for another year with an interest rate of 8.0% per annum. This note payable and note receivable, including interest expense and interest income related to this promissory note, is eliminated through consolidation on our financial statements. This property was subsequently sold in October 2024, and the loan was paid in full. As of December 31, 2025, there were no other notes payable.

9. INVESTMENT IN CONDUIT PHARMACEUTICALS

Sponsorship of Special Purpose Acquisition Company. As of December 31, 2024, the Company, through our wholly-owned subsidiary Murphy Canyon Acquisition Sponsor, LLC (the "Sponsor"), owned 2,944,514 shares ("CDT") of Conduit, a publicly traded company, 709,000 public common stock warrants ("CDTTW") and 540,000 of Conduit private warrants, with a combined value of approximately $0.2 million. On January 22, 2025, Conduit filed a certificate of amendment to the Company's Second Amended and Restated Certificate of Incorporation (the "Amendment") with the Secretary of State of the State of Delaware to effectuate a 1-for-100 reverse stock split (the "Conduit Reverse Stock Split") of the outstanding shares of Conduit's common stock. The Conduit Reverse Stock Split became effective on January 24, 2025 at 5:00 p.m., Eastern Time (the "Effective Time") and the new CDT shares began trading on The Nasdaq Global Market on a split-adjusted basis on January 27, 2025 at market open under the existing ticker symbol, "CDT." As of the Effective Time, every 100 shares of the Conduit's issued and outstanding common stock was combined into one share of common stock. After the Conduit Reverse Stock Split, our remaining shares of CDT totaled 29,445, with the fractional shares being paid out in cash, totaling $0.63. During May 2025, the Company sold all the remaining shares of CDT common stock for $13,990.

As of December 31, 2025 we held 709,000 public common stock warrants of CDTTW, and 540,000 private common stock warrants, with a combined value of approximately $3,900. Conduit's public common stock warrants (CDTTW) and Private CDT Warrants presented on the consolidated balance sheets were measured at fair value using Level 1 and Level 3 market prices, taking into account the adoption of ASU 2022-03 *Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions.*

10. COMMITMENTS AND CONTINGENCIES

The Company is obligated under certain tenant leases to fund tenant improvements and the expansion of the underlying leased properties. As of December 31, 2025, approximately $1.2 million is estimated for such capital expenditures on existing properties, net of any construction financing, during the rest of the year. Below is a 5-year minimum base rent schedule for our commercial properties, excluding any variable payments:

Future minimum base rent for the Years Ended December 31,	Commercial Properties	Model Homes	Total
2026	$ 9,346,275	$ 2,097,845	$ 11,444,120
2027	6,844,085	298,038	7,142,123
2028	5,136,062	—	5,136,062
2029	3,745,388	—	3,745,388
2030	2,859,924	—	2,859,924
Total	$ 27,931,734	$ 2,395,883	$ 30,327,617

Litigation. From time to time, we may become involved in various lawsuits or legal proceedings which arise in the ordinary course of business. Neither the Company nor any of the Company's properties are presently subject to any material litigation nor, to the Company's knowledge, is there any material threatened litigation.

Environmental matters. The Company monitors its properties for the presence of hazardous or toxic substances. While there can be no assurance that a material environmental liability does not exist, the Company is not currently aware of any environmental liability with respect to the properties that would have a material effect on the Company's financial condition, results of operations and cash flow. Further, the Company is not aware of any environmental liability or any unasserted claim or assessment with respect to an environmental liability that the Company believes would require additional disclosure or recording of a loss contingency.

Financial Markets. The Company monitors concerns over economic recession, interest rate increases, policy priorities of the U.S. presidential administration, trade wars, labor shortages, and inflation, any of which may contribute to increased volatility and diminished expectations for the economy and markets. Additionally, the economic and geopolitical ramifications of the military conflicts in the Middle East and Ukraine, including sanctions, retaliatory sanctions, nationalism, supply chain disruptions and other consequences, could impact commercial real estate fundamentals and result in lower occupancy, lower rental rates, and declining values in our real estate portfolio and in the collateral securing our loan investments. We have not currently experienced a direct material impact to our Company or operations; however, we will continue to monitor the financial markets for events that could impact our commercial real estate properties.

11. STOCKHOLDERS' EQUITY

Preferred Stock. The Company is authorized to issue up to 1,000,000 shares of Preferred Stock (the "Preferred Stock"). The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized to fix the number of shares of any series of the Preferred Stock, to determine the designation of any such series, and to set the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each series of Preferred Stock.

On June 15, 2021, the Company completed its secondary offering of 800,000 shares of our Series D Preferred Stock for cash consideration of $25.00 per share to a syndicate of underwriters led by The Benchmark Company, LLC, as representative, resulting in approximately $18.1 million in net proceeds, after deducting the underwriting discounts and commissions and the offering expenses paid by the Company. The Company granted the underwriters a 45-day option to purchase up to an additional 120,000 shares of Series D Preferred Stock to cover over-allotments, which they exercised on June 17, 2021, resulting in approximately $2.7 million in net proceeds, after deducting the underwriting discounts and commissions and the offering expenses paid by the Company. In total, the Company issued 920,000 shares of Series D Preferred Stock with net proceeds of approximately $20.5 million, after deducting the underwriting discounts and commissions and the offering expenses paid by the Company and deferred offering costs. The Series D Preferred Stock is listed for trading on The Nasdaq Capital Market under the symbol SQFTP. The Company has used these proceeds for general corporate and working capital purposes, including acquiring additional properties.

On June 20, 2024, the Company entered into an underwriting agreement with The Benchmark Company, LLC, pursuant to which the Company issued and sold in an underwritten public offering 109,054 shares of the Company's Series D Preferred Stock. The shares of Series D Preferred Stock were sold to the public at a price of $16.00 per share. The Company agreed to an underwriting discount of 7% of the public offering price of the shares of Series D Preferred Stock sold in the offering. The offering closed on June 24, 2024, generating gross proceeds of approximately $1.74 million, before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company has used the net proceeds from the offering for general corporate and working capital purposes, including the acquisition of additional properties. Below are some of the key terms of the Series D Preferred Stock:

Dividends:
Holders of shares of the Series D Preferred Stock are entitled to receive cumulative cash dividends at a rate of 9.375% per annum of the $25.00 per share liquidation preference (equivalent to $2.34375 per annum per share). Dividends will be payable monthly on the 15th day of each month (each, a "Dividend Payment Date"), provided that if any Dividend Payment Date is not a business day, then the dividend that would otherwise have been payable on that Dividend Payment Date may be paid on the next succeeding business day without adjustment in the amount of the dividend.

Voting Rights:
Holders of shares of the Series D Preferred Stock will generally have no voting rights. However, if the Company does not pay dividends on the Series D Preferred Stock for eighteen or more monthly dividend periods (whether or not consecutive), the holders of the Series D Preferred Stock (voting separately as a class with the holders of all other classes or series of the Company's preferred stock it may issue upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series D Preferred Stock in the election referred to below) will be entitled to vote for the election of two additional directors to serve on the Company's Board of Directors until the Company pays, or declares and sets apart funds for the payment of, all dividends that it owes on the Series D Preferred Stock, subject to certain limitations.

In addition, the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series D Preferred Stock (voting together as a class with all other series of parity preferred stock the Company may issue upon which like voting rights have been conferred and are exercisable) is required at any time for the Company to (i) authorize or issue any class or series of its stock ranking senior to the Series D Preferred Stock with respect to the payment of dividends or the distribution of assets on liquidation, dissolution or winding up or (ii) to amend any provision of the Company charter so as to materially and adversely affect any rights of the Series D Preferred Stock or to take certain other actions.

Liquidation Preference:
In the event of the Company's voluntary or involuntary liquidation, dissolution or winding up, the holders of shares of Series D Preferred Stock will be entitled to be paid out of the assets the Company has legally available for distribution to its stockholders, subject to the preferential rights of the holders of any class or series of its stock the Company may issue ranking senior to the Series D Preferred Stock with respect to the distribution of assets upon liquidation, dissolution or winding up, a liquidation preference of $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the date of payment, before any distribution of assets is made to holders of the Company's common stock or any other class or series of the Company's stock it may issue that ranks junior to the Series D Preferred Stock as to liquidation rights.

In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the Company's available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series D Preferred Stock and the corresponding amounts payable on all shares of other classes or series of the Company's stock that it issues ranking on parity with the Series D Preferred Stock in the distribution of assets, then the holders of the Series D Preferred Stock and all other such classes or series of stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

Redemption:
Commencing on or after June 15, 2026, the Company may redeem, at its option, the Series D Preferred Stock, in whole or in part, at a cash redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends to, but not including the redemption date. Prior to June 15, 2026, upon a Change of Control (as defined in the Articles Supplementary), the Company may redeem, at its option, the Series D Preferred Stock, in whole or part, at a cash redemption price of $25.00 per share, plus any accumulated and unpaid dividends to, but not including the redemption date. The Series D Preferred Stock has no stated maturity, will not be subject to any sinking fund or other mandatory redemption, and will not be convertible into or exchangeable for any of our other securities.

In accordance with the terms of the Series D Preferred Stock, the Series D monthly dividend has been approved by the Board of Directors through December 31, 2025 in the amount of $0.19531 per share payable on the 15th of every month to stockholders of record of Series D Preferred Stock as of the last day of the prior month. Total dividends paid to Series D Preferred stockholders during the year ended December 31, 2025 and 2024 were approximately $2.2 million and $2.1 million, respectively.

Common Stock.

As of December 31, 2025, neither Mr. Heilbron nor Mr. Katz owned more than 9.8% of our outstanding shares of common stock.

Effective on May 19, 2025, the Company amended its charter by filing Articles of Amendment with the State Department of Assessments and Taxation of Maryland in order to effect a 1-for-10 reverse stock split of its outstanding shares of common stock (the "Reverse Stock Split"). As a result of the Reverse Stock Split, every 10 shares of the Company's common stock issued or outstanding were automatically reclassified into one new share of common stock, par value $0.10 per share, subject to the treatment of fractional shares as described below, without any action on the part of the holders. All historical share and per-share amounts reflected throughout the accompanying consolidated financial statements and other financial information in this Annual Report on Form 10-K have been retroactively adjusted to reflect the 2025 Reverse Stock Split as if the split occurred as of the earliest period presented. The Reverse Stock Split did not affect the number of authorized shares of common stock. No fractional shares were issued in connection with the Reverse Stock Split. Stockholders who would otherwise have been entitled to receive fractional shares as a result of the Reverse Stock Split were rounded up to the nearest whole share. All equity awards and warrants outstanding immediately prior to the Reverse Stock Split were proportionately adjusted to reflect the Reverse Stock Split. Effective immediately after the Reverse Stock Split, the Company decreased the par value of the shares of Series A Common Stock from $0.10 per share back to $0.01 per share.

On July 12, 2021, the Company entered into a securities purchase agreement with a single U.S. institutional investor for the purchase and sale of 1,000,000 shares of its Series A Common Stock, Common Stock Warrants to purchase up to 2,000,000 shares of Series A Common Stock and Pre-Funded Warrants to purchase up to 1,000,000 shares of Series A Common Stock. Each share of Common Stock and accompanying Common Stock Warrants were sold together at a combined offering price of $5.00, and each share of Common Stock and accompanying Pre-Funded Warrants were sold together at a combined offering price of $4.99. The Pre-Funded Warrants were exercised in full during August 2021 at a nominal exercise price of $0.01 per share. The Common Stock Warrants have an exercise price of $5.50 per share, were exercisable upon issuance and will expire five years from the date of issuance. The Company is authorized to issue up to 100,000,000 shares of Series A Common Stock, 1,000 shares of Series B Common Stock, and 9,000,000 shares of Series C Common Stock (collectively, the "Common Stock") each with $0.01 par value per share. Each class of Common Stock has identical rights, preferences, terms, and conditions except that the holders of Series B Common Stock are not entitled to receive any portion of Company assets in the event of the Company's liquidation. No shares of Series B or Series C Common Stock have been issued. Each share of Common Stock entitles the holder to one vote. Shares of our Common Stock are not subject to redemption and do not have any preference, conversion, exchange, or preemptive rights. The Company's charter contains restrictions on the ownership and transfer of the Common Stock that prevents one person from owning more than 9.8% of the outstanding shares of common stock. The Board of Directors granted our CEO, Jack Heilbron, and CIO, Gary Katz, an exception to the 9.8% ownership limit and established an excepted holder limit permitting each of Jack Heilbron and Gary Katz to beneficially or constructively own up to 19% of the outstanding shares of our common stock, including warrants, subject to compliance with Article VII of the Company's charter. As of December 31, 2025, neither Mr. Heilbron nor Mr. Katz owned more than 9.8% of our outstanding shares of common stock.

Effective on May 19, 2025, the Company amended its charter by filing Articles of Amendment with the State Department of Assessments and Taxation of Maryland in order to effect a 1-for-10 reverse stock split of its outstanding shares of common stock (the "Reverse Stock Split"). As a result of the Reverse Stock Split, every 10 shares of the Company's common stock issued or outstanding were automatically reclassified into one new share of common stock, par value $0.10 per share, subject to the treatment of fractional shares as described below, without any action on the part of the holders. All historical share and per-share amounts reflected throughout the accompanying consolidated financial statements and other financial information in this Annual Report on Form 10-K have been retroactively adjusted to reflect the 2025 Reverse Stock Split as if the split occurred as of the earliest period presented. The Reverse Stock Split did not affect the number of authorized shares of common stock. No fractional shares were issued in connection with the Reverse Stock Split. Stockholders who would otherwise have been entitled to receive fractional shares as a result of the Reverse Stock Split were rounded up to the nearest whole share. All equity awards and warrants outstanding immediately prior to the Reverse Stock Split were proportionately adjusted to reflect the Reverse Stock Split. Effective immediately after the Reverse Stock Split, the Company decreased the par value of the shares of Series A Common Stock from $0.10 per share back to $0.01 per share.

On July 12, 2021, the Company entered into a securities purchase agreement with a single U.S. institutional investor for the purchase and sale of 1,000,000 shares of its Series A Common Stock, Common Stock Warrants to purchase up to 2,000,000 shares of Series A Common Stock and Pre-Funded Warrants to purchase up to 1,000,000 shares of Series A Common Stock. Each share of Common Stock and accompanying Common Stock Warrants were sold together at a combined offering price of $5.00, and each share of Common Stock and accompanying Pre-Funded Warrants were sold together at a combined offering price of $4.99. The Pre-Funded Warrants were exercised in full during August 2021 at a nominal exercise price of $0.01 per share. The Common Stock Warrants have an exercise price of $5.50 per share, were exercisable upon issuance and will expire five years from the date of issuance.

On July 14, 2025, the Company entered into a Securities Purchase Agreement (the "Purchase Agreement") with an institutional investor (the "Purchaser") for the purpose of raising approximately $2.05 million in gross proceeds for the Company. Pursuant to the terms of the Purchase Agreement, the Company agreed to sell in a registered direct offering (the "Offering"), (i) 140,000 shares (the "Public Shares") of its Series A Common Stock and (ii) pre-funded warrants to purchase up to 30,830 shares (the "Pre-Funded Warrant Shares") of Series A Common Stock (the "Pre-Funded Warrants"). Each Public Share and accompanying Pre-Funded Warrant were sold together at a combined offering price of $12.00. The Pre-Funded Warrants were immediately exercisable at a nominal exercise price of $0.0001 and were exercised on July 14, 2025 in full.

The closing of the sales of the Securities pursuant to the Purchase Agreement occurred on July 15, 2025. The net proceeds to the Company after deducting the Placement Agent's fees and the Company's offering expenses were approximately $1.7 million. The Company has used and intends to use the net proceeds from the offering for working capital and for other general corporate purposes including to potentially acquire additional properties.

In addition, in connection with the Purchase Agreement, the Company and the Purchaser entered into an Amendment to Series A Common Stock Purchase Warrants (the "Amendment"). The Amendment amends certain warrants to purchase 200,000 shares of Series A Common Stock purchased by the Purchaser on July 14, 2021 to (i) reduce the exercise price to $12.00 per share from $55 per share and (ii) extend the termination date to July 16, 2030 from July 16, 2026. Pursuant to the Stock Purchase Agreement, the Company filed a resale registration statement to register the shares of Series A Common Stock underlying such warrants, which registration statement went effective on August 22, 2025.

The Company evaluated the accounting guidance in ASC 480 and ASC 815 regarding the classification of the Pre-Funded Warrant, Common Stock Warrants, and Placement Agent Warrants as equity or a liability and ultimately determined that it should be classified as permanent equity. As of December 31, 2025, none of the Common Stock Warrants and Placement Agent Warrants have been exercised.

Genesis Plaza is owned by two tenants-in-common, NetREIT Genesis and NetREIT Genessis II, each of which own 57% and 43%, respectively, and we beneficially own an aggregate of 92.0%, based on our ownership of each entity. We have 100% ownership of NetREIT Genesis and 81.5% ownership of NetREIT Genesis II, and we have control of both entities. During July, 2024, the Company completed a minority ownership conversion option as result of a death in a noncontrolling trust within NetREIT Genesis II. The Company issued the trust 86,232 shares of SQFT Series A Common Stock in exchange for their 36.4% ownership in NetREIT Genesis II, as per the original exchange agreement at $9.30 per share.

Stock Repurchase Program. While we will continue to pursue value creating investments, the Board of Directors believes there is significant embedded value in our assets that is yet to be realized by the market. Therefore, returning capital to stockholders through a repurchase program is an attractive use of capital currently. On September 15, 2022, the Board of Directors authorized a stock repurchase program of up to $6.0 million of outstanding shares of our Series A Common Stock and up to $4.0 million of our Series D Preferred Stock, which expired in September 2023. In November 2023, the Board of Directors authorized a stock repurchase program of up to $6.0 million of outstanding shares of our Series A Common Stock and up to $4.0 million of our Series D Preferred Stock which expired in November 2024. During the year ended December 31, 2023, the Company repurchased 23,041 shares of our Series D Preferred Stock at an average price of approximately $16.06 per share, including a commission of $0.035 per share, and no shares of our Series A Common Stock, for a total cost of $0.4 million for the Series D Preferred Stock. In December 2024, the Board of Directors authorized a stock repurchase program of up to $6.0 million of outstanding shares of our Series A Common Stock and up to $4.0 million of our Series D Preferred Stock, which expired in December 2025. During the year ended December 31, 2025, we repurchased 16,080 shares of our Series A Common Stock, with an average price of $4.79 per share, including a commission of $0.025 per share, for a total cost of $77,092 for the Series A Common Stock. This does not include the Tender Offer shares repurchased during April 2025 as noted below. During the year ended December 31, 2025, the Company repurchased 23,346 shares of our Series D Preferred Stock at an average price of approximately $14.76 per share, including a commission of $0.035 per share, for a total cost of $344,503 for the Series D Preferred Stock. Any repurchased shares are treated as authorized and unissued in accordance with Maryland law and shown as a reduction of stockholders' equity at cost.

On April 8, 2025, we commenced the Tender Offer, a fixed price self-tender offer to purchase for cash all odd lots plus up to 200,000 shares of the Company's Series A common stock, par value $0.01 per share, properly tendered and not properly withdrawn prior to the expiration date, subject to the Company's ability to increase the number of shares accepted for payment in the Tender Offer by up to 2% of the Company's outstanding common stock (resulting in an increase of up to approximately 28,308 shares) without amending or extending the Tender Offer in accordance with rules promulgated by the SEC, at $6.80 per share, net to the seller in cash, less any applicable withholding taxes and without interest. The Tender Offer expired at 11:59 P.M., New York City time, on May 5, 2025. Based on the final count by the depositary for the Tender Offer, 214,412 shares of Series A common stock were validly and successfully tendered and not properly withdrawn, including tenders of shares for which the tender was defective but for which the Company waived such defects. Pursuant to the terms of the Tender Offer, the Company accepted for purchase 214,412 shares of Series A common stock, including 1,209 odd lot shares. Total cash required to complete the Tender Offer was approximately $1,458,000, excluding fees and expenses related to the Tender Offer. We believe that the tender offer provided an efficient mechanism to provide our stockholders who desired immediate liquidity with the opportunity to tender shares at a favorable price relative to the current market price and without incurring broker's fees associated with most secondary market sales, while also providing a benefit to those stockholders who did not participate, as such stockholders automatically increased their relative percentage ownership interest in the Company and our future operations, including any liquidity events that we may have in the future. Another purpose of the Tender Offer was to reduce the number of our issued and outstanding shares and to reduce or eliminate all of our odd lots. Overall, we believe that the Tender Offer was a prudent use of our financial resources given our business profile, capital structure, assets and liabilities.

Cash Dividends. For the years ended December 31, 2025 and December 31, 2024, the Company did not declare and pay a Series A Common Stock cash dividend. For the years ended December 31, 2025 and December 31, 2024, the Company declared and paid Series D Preferred Stock cash dividends of approximately $2.2 million and $2.1 million, respectively. The Company intends to continue to pay dividends to our common stockholders on a quarterly basis, and on a monthly basis to holders of our Series D Preferred Stock going forward, but there can be no guarantee the Board of Directors will approve any future dividends. The following is a summary of distributions declared per share of our Series A Common Stock and for our Series D Preferred Stock for the years ended December 31, 2025 and December 31, 2024.

As of January 28, 2026, the Board of Directors has suspended the Company's monthly dividend on its Series D Preferred Stock commencing with the January 2026 monthly dividend that would have been paid on February 15, 2026. In accordance with the terms of the Series D Preferred Stock, the unpaid monthly dividends will continue to accrue at $0.19531 per share each month. No interest, or sum of money in lieu of interest, is payable in respect of any dividend payments on the Series D Preferred Stock that are in arrears. The Board and the Company intend to reassess, on a quarterly basis, when accrued dividends on the Series D Preferred Stock may be paid and when the monthly dividend payments can be reinstated.

Series D Preferred Stock

Month	2025 Distributions Declared	2024 Distributions Declared
January	$ 0.19531	$ 0.19531
February	0.19531	0.19531
March	0.19531	0.19531
April	0.19531	0.19531
May	0.19531	0.19531
June	0.19531	0.19531
July	0.19531	0.19531
August	0.19531	0.19531
September	0.19531	0.19531
October	0.19531	0.19531
November	0.19531	0.19531
December	0.19531	0.19531
Total	$ 2.34372	$ 2.34372

Partnership Interests. Through the Company, its subsidiaries, and its partnerships, we own 10 commercial properties in fee interest, two of which we own partial interests in through our holdings in various affiliates in which we serve as general partner, member and/or manager. Each of the limited partnerships is referred to as a "DownREIT." In each DownREIT, we have the right, through put and call options, to require our co-investors to exchange their interests for shares of our Common Stock at a stated price after a defined period (generally five years from the date they first invested in the entity's real property), the occurrence of a specified event or a combination thereof. The Company is a limited partner in five partnerships and sole stockholder in one corporation, which entities purchase and lease model homes from homebuilders.

12. SHARE-BASED INCENTIVE PLAN

The Company maintains a restricted stock incentive plan for the purpose of attracting and retaining officers, employees, and non-employee board members. Share awards generally vest in equal annual installments over a three-to-ten year period from date of issuance. Non-vested shares have voting rights and are eligible for any dividends paid on shares of common stock. The Company recognized compensation cost for these fixed awards over the service vesting period, which represents the requisite service period, using the straight-line method. Prior to our IPO, the value of non-vested shares was calculated based on the offering price of the shares in the most recent private placement offering of $20.00, adjusted for stock dividends since granted and assumed selling costs, which management believed approximated fair market value as of the date of grant. Upon our IPO, the value of non-vested shares granted is generally calculated based on the closing price of our common stock on the date of the grant.

During our Annual Meeting of Stockholders, held on June 1, 2023, the Company's 2017 Incentive Award Plan was amended to increase the available shares for issuance from 250,000 to 350,000 and add an evergreen provision to, on April 1st and October 1st of each year, automatically increase the maximum number of shares of common stock available under the plan to 15% of the Company's outstanding shares of common stock, if on such date 350,000 (as adjusted for any reverse splits) is less than 15% of the Company's then-outstanding shares of common stock. At the Company's 2025 Annual Meeting of Stockholders, held on June 2, 2025, the Company's 2017 Incentive Award Plan was amended and restated to (i) increase the number of shares available for issuance thereunder to 450,000 from 350,000 shares of common stock and (ii) revise the plan's evergreen provision to, on April 1st and October 1st of each year, automatically increase the maximum number of shares of common stock available under the plan to 15% of the Company's outstanding shares of common stock, if on such date 450,000 shares constitute less than 15% of the Company's then-outstanding shares of common stock.

A summary of the activity for the Company's restricted stock was as follows:

Outstanding shares:	Common Shares		Weighted-Average Grant Date Fair Value
Balance at December 31, 2024	117,081	$	12.34
Granted	97,685	$	6.11
Adjusted for reverse split, net	1		N/A
Vested	(84,080)	$	10.32
Forfeited	(26,579)	$	9.73
Balance at December 31, 2025	104,108	$	8.79

The non-vested restricted shares outstanding as of December 31, 2025, will vest over the next one to two years. As of December 31, 2025, there were approximately 23,000 shares available to grant under the Company's 2017 Incentive Award Plan. Of the shares vested for the year ended December 31, 2025, 26,579 were forfeited to cover payroll taxes.

Share-based compensation expense was approximately $1.1 million and $1.4 million for the years ended December 31, 2025 and 2024, respectively, as part of our general and administrative costs. As of December 31, 2025, future unrecognized stock compensation related to unvested shares totaled approximately $0.9 million.

13. SEGMENTS

The Company's reportable segments consist of three types of real estate properties for which the Company's chief operating decision maker (CODM), which is our Chief Executive Officer ("CEO"), as the CEO has the final decision when allocating capital and personnel to the various segments, internally evaluate operating performance and financial results: Office/Industrial Properties, Model Home Properties and Retail Properties. The Company also has certain corporate-level activities including accounting, finance, legal administration, and management information systems which are not considered separate operating segments. There is no material inter-segment activity.

The CODM evaluates the performance of our segments based upon an internal net operating income ("NOI"), which is a non-GAAP supplemental financial measure on a quarterly basis as disclosed in the 10-Qs and 10-Ks. We believe that NOI is a widely accepted measure of comparative operating performance in the real estate community. However, our use of the term NOI may not be comparable to that of other real estate companies as they may have different methodologies for computing this amount. The Company defines NOI for its segments as operating revenues (rental income, tenant reimbursements, parking income, and other operating income, net of provision for bad debt) less rental operating costs (property operating expenses, real estate taxes, insurance, utilities, repairs and maintenance, and asset management fees) excluding interest expense. NOI excludes certain items that are not considered to be controllable in connection with the management of an asset such as non-property income & expenses, depreciation & amortization, real estate acquisition fees & expenses, non-cash impairments and corporate general & administrative expenses. Quarterly the Company reviews and test for non-cash impairments, as required by GAAP, on all our properties (i.e. Office/Industrial Properties, Retail Properties, and Model Home Properties); however, the CODM does not consider those non-cash impairments with evaluating the segment's cash operations and NOI.

The CODM uses NOI to evaluate and assess each segments' performance and in deciding how to allocate resources. For Model Home performance the CODM also includes the gain or loss on sale of real estate assets net of any impairments, because we believe that is a major component in the operating success of the segment and part of the business model for Model Homes. The gain on sale of model homes resulted in cash flows to the Company that the CODM can decide on how to allocate to future operations.

The following tables compare the Company's segment activity and NOI and adjusted NOI for Model Home income to its results of operations and financial position as of and for the years ended December 31, 2025 and 2024, respectively. The line items listed in the below NOI tables include the significant expense considered by the CODM for cash allocations on future investments. The Other Non-Segment & Consolidating Items represent corporate activity, the investment in Conduit Pharmaceutical, and other eliminating items for consolidation. The information for Corporate and Other are presented to reconcile back to the consolidated statement of operations, but is not considered a reportable segment. This includes the loss on Conduit marketable securities.

The following tables compare the Company's segment activity to its results of operations and financial position as of and for years ended December 31, 2025, and 2024:

	For the Year Ended December 31, 2025				
	Retail	Office/Industrial	Model Homes	Corporate and Other	Total
Rental revenue	$ 487,161	$ 9,585,303	$ 3,952,162	$ —	$14,024,626
Recovery revenue	56,439	2,389,853	—	—	2,446,292
Other operating revenue	400	257,414	5,776	80,200	343,790
Total revenues	544,000	12,232,570	3,957,938	80,200	16,814,708
Rental operating costs	115,047	6,423,862	212,817	(593,674)	6,158,052
Net Operating Income (NOI)	428,953	5,808,708	3,745,121	673,874	10,656,656
Gain on Sale - Model Homes	—	—	950,434	—	950,434
Impairment of Model Homes	—	—	(339,609)	—	(339,609)
Adjusted NOI	$ 428,953	$ 5,808,708	$ 4,355,946	$ 673,874	$11,267,481

	For the Year Ended December 31, 2024				
	Retail	Office/Industrial	Model Homes	Corporate and Other	Total
Rental revenue	$ 1,595,464	$ 9,778,458	$ 4,368,169	$ —	$15,742,091
Recovery revenue	463,158	2,318,564	—	—	2,781,722
Other operating revenue	62,041	241,530	68,084	29,807	401,462
Total revenues	2,120,663	12,338,552	4,436,253	29,807	18,925,275
Rental operating costs	608,667	6,136,564	171,621	(660,775)	6,256,077
Net Operating Income (NOI)	1,511,996	6,201,988	4,264,632	690,582	12,669,198
Gain on Sale - Model Home	—	—	3,426,572	—	3,426,572
Impairment of Model Homes	—	—	(406,374)	—	(406,374)
Adjusted NOI	$ 1,511,996	$ 6,201,988	$ 7,284,830	$ 690,582	$15,689,396

Since a significant portion of the total operating expense for Retail and Office/Industrial are recouped as part of recovery revenue, the CODM looks at NOI as a whole when reviewing the segments. For the Model Home segment, the properties are leased on a triple net basis and the tenants are responsible for a significant portion of the operating expenses. Therefore, the CODM focuses on Model Home revenue, any impairments and the gain on sale of model homes.

The CODM reviews on a regular basis the GAAP performance of each segment, including the significant segment expenses reported for GAAP shown in the table below. Our significant segment expenses include consolidated expense categories presented in our consolidated statements of operations, as well as rental operating costs. This information is provided to the CODM and factors into the CODM's decision making for company-wide strategy. The following tables compare the Company's segment activity and to its results of GAAP operations and financial position as of and for the years ended December 31, 2025 and 2024, respectively. The information for Corporate and Other are presented to reconcile back to the consolidated statement of operations, but is not considered a reportable segment as noted above.

For the Year Ended December 31, 2025

	Retail	Office/Industrial	Model Homes	Corporate and Other	Total
Revenues:					
Rental income	$ 543,600	$ 11,975,156	$ 3,952,162	$ —	$16,470,918
Fees and other income	400	257,414	5,776	80,200	343,790
Total revenue	544,000	12,232,570	3,957,938	80,200	16,814,708
Costs and expenses:					
Rental operating costs	115,047	6,423,862	212,817	(593,674)	6,158,052
General and administrative	—	19,195	813,705	4,871,930	5,704,830
Depreciation and amortization	100,472	3,910,547	846,818	4,430	4,862,267
Impairment of goodwill and real estate assets	—	6,031,828	339,609	72,000	6,443,437
Total costs and expenses	215,519	16,385,432	2,212,949	4,354,686	23,168,586
Other income (expense):					
Interest expense - mortgage notes	(276,961)	(3,757,328)	(2,010,791)	(5,357)	(6,050,437)
Interest and other income, net	—	—	(13,735)	34,616	20,881
Net loss in Conduit Pharmaceuticals marketable securities (see footnote 9)	—	—	—	(188,287)	(188,287)
Gain on sales of real estate, net	4,494,358	—	950,434	—	5,444,792
Income tax (expense) benefit	—	(9,600)	(60,875)	(392,695)	(463,170)
Total other income, net	4,217,397	(3,766,928)	(1,134,967)	(551,723)	(1,236,221)
Net income (loss)	4,545,878	(7,919,790)	610,022	(4,826,209)	(7,590,099)
Less: Income attributable to noncontrolling interests	—	(47,710)	(637,876)	—	(685,586)
Net income (loss) attributable to Presidio Property Trust, Inc. stockholders	$ 4,545,878	$ (7,967,500)	$ (27,854)	$(4,826,209)	$ (8,275,685)

For the Year Ended December 31, 2024

	Retail	Office/Industrial	Model Homes	Corporate and Other	Total
Revenues:					
Rental income	$2,058,622	$ 12,097,022	$ 4,368,169	$ —	$ 18,523,813
Fees and other income	62,041	241,530	68,084	29,807	401,462
Total revenue	2,120,663	12,338,552	4,436,253	29,807	18,925,275
Costs and expenses:					
Rental operating costs	608,667	6,136,564	171,621	(660,775)	6,256,077
General and administrative	—	2,330	820,217	6,704,128	7,526,675
Depreciation and amortization	394,461	4,154,769	952,627	13,661	5,515,518
Impairment of goodwill and real estate assets	—	1,377,937	406,374	185,000	1,969,311
Total costs and expenses	1,003,128	11,671,600	2,350,839	6,242,014	21,267,581
Other income (expense):					
Interest expense - mortgage notes	(577,761)	(3,457,360)	(2,009,641)	(5,434)	(6,050,196)
Interest and other income, net	—	(171,734)	(23,890)	44,268	(151,356)
Net gain in Conduit Pharmaceuticals marketable securities (see footnote 9)	—	—	—	(17,925,723)	(17,925,723)
Gain on sales of real estate, net	—	—	3,426,572	—	3,426,572
Income tax (expense) benefit	—	—	(55,543)	(5,312)	(60,855)
Total other income, net	(577,761)	(3,629,094)	1,337,498	(17,892,201)	(20,761,558)
Net income (loss)	539,774	(2,962,142)	3,422,912	(24,104,408)	(23,103,864)
Less: Income attributable to noncontrolling interests	—	(86,686)	(2,437,979)	—	(2,524,665)
Net income (loss) attributable to Presidio Property Trust, Inc. stockholders	$ 539,774	$ (3,048,828)	$ 984,933	$(24,104,408)	$(25,628,529)

Assets by Reportable Segment:	December 31, 2025	December 31, 2024
Office/Industrial Properties:		
Land, buildings and improvements, net (1)	$ 67,445,290	$ 74,425,180
Total assets (2)	$ 68,980,087	$ 76,292,662
Model Home Properties:		
Land, buildings and improvements, net (1)	$ 36,688,462	$ 37,416,000
Total assets (2)	$ 37,301,777	$ 38,166,964
Retail Properties:		
Land, buildings and improvements, net (1)	$ 4,508,851	$ 15,743,789
Total assets (2)	$ 4,669,852	$ 16,673,605
Reconciliation to Total Assets:		
Total assets for reportable segments	$ 110,951,716	$ 131,133,231
Corporate and other assets:		
Cash, cash equivalents and restricted cash	$ 173,621	564,922
Other assets, net	$ 10,927,537	10,871,497
Total Assets	$ 122,052,874	$ 142,569,650

(1) Includes lease intangibles.
(2) Includes land, buildings and improvements, cash, cash equivalents, and restricted cash, current receivables, deferred rent receivables and deferred leasing costs and other related intangible assets, all shown on a net basis.

	For the Year Ended December 31,	
Capital Expenditures by Reportable Segment	2025	2024
Office/Industrial Properties:		
Capital expenditures and tenant improvements, office	$ 2,513,488	$ 2,044,704
Model Home Properties:		
Acquisition of operating properties, model home	9,444,465	9,729,351
Retail Properties:		
Capital expenditures and tenant improvements, retail	—	217,121
Totals:		
Acquisition of operating properties, net	9,444,465	9,729,351
Capital expenditures and tenant improvements	2,513,488	2,261,825
Total real estate investments	$ 11,957,953	$ 11,991,176

14. INCOME TAX PROVISION

The Company is operated as, and has elected to be taxed as, a REIT under Sections 856 to 860 of the Code. As a REIT, the Company is generally not subject to corporate level income taxes on REIT taxable income that is distributed to its shareholders. The Company accounts for income taxes under the asset and liability method under which it recognizes deferred income taxes, net of valuation allowances, if any, for the estimated future tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and its tax bases and net operating loss and tax credit carryforwards. The Company may, from time to time, be assessed interest or penalties by tax jurisdictions, although any such assessments historically have been minimal and immaterial to its financial results. In the event the Company has such an assessment from a taxing authority, it is its accounting policy to recognize any interest and penalties as a component of income tax. We, together with one of our entities, have elected to treat certain subsidiaries as a taxable REIT subsidiary (a "TRS") for federal income tax purposes. Certain activities that we undertake must be conducted by a TRS, such as non-customary services for our tenants, and holding assets that we cannot hold directly. A TRS is subject to federal and state income taxes. The Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. Neither the Company nor its subsidiaries have been assessed any significant interest or penalties for tax positions by any tax jurisdictions.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The provision (benefit) for income taxes related to our TRS entities consists of the following for the years ended December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Current income tax expense (benefit)		
Federal	$ (25,778)	$ (17,835)
State	31,068	30,572
Total current income tax expense (benefit)	5,290	12,737
Deferred income tax expense		
Federal	424,119	40,279
State	33,761	7,839
Total deferred income tax expense	457,880	48,118
Total income tax (benefit) expense	$ 463,170	$ 60,855

Income tax provision differed from the amount computed by applying the U.S. federal income tax rate of 21% to income (loss) before taxes, as follows:

	December 31, 2025		December 31, 2024	
Taxes at federal statutory rate	$ 4,979	21.0%	$ 103,369	21.0%
State and local income tax, net of federal income tax effect	3,797	16.0%	—	0.0%
Re-rate of state deferreds	21,383	90.2%	48,564	9.9%
REIT minimum state and local income tax	20,468	86.3%	—	0.0%
Other - Other investment write off	382,622	1613.8%	—	0.0%
Other - True-up adjustments	7,115	30.0%	—	0.0%
Other - Partnership basis true-up	22,806	96.2%	(91,078)	-18.5%
Total income tax expense	$ 463,170	1954%	$ 60,855	12.4%

The pretax income in our TRS for the years ended December 31, 2025 and 2024 totaled approximately $24,000 and $492,000, respectively.

The tax effects of temporary differences which give rise to significant portions of deferred tax assets are as follows as of December 31:

| | For The Years Ended | |
	2025	2024
Deferred Tax Assets		
Deferred Revenue	$ 1,398	$ —
State Taxes	—	8
Fixed Asset	145,680	243,662
Basis difference in investments	9,027	54,974
Net operating loss	68,952	—
Total deferred tax asset	225,057	298,644
Deferred Tax Liabilities		
State Taxes	(912)	—
Prepaids	(757)	—
Net deferred tax assets	223,388	298,644
Net deferred tax assets (liability)	$ 223,388	$ 298,644

As of December 31, 2025, the Company had net operating loss carryforwards of $321,111 for federal, $36,361 for state income tax purposes. The Company's state loss carryforwards will begin to expire starting in 2041 if not utilized.

Management assessed the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective positive evidence evaluated was the history of cumulative income for Model Homes Inc. incurred over the three-year period ended December 31, 2025. Such objective evidence provides support for no valuation allowance to be recorded for the year ended December 31, 2025.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which improves income tax disclosures through enhanced disaggregation within the rate reconciliation table and disaggregation of income taxes paid by jurisdiction. The amendment is effective for fiscal years beginning after December 15, 2024 and early adoption is permitted. The amendments should be applied on a prospective basis, however, retrospective application is permitted. The adoption of this ASU only impacted disclosures with no impact on the Company's consolidated financial statements.

Cash Taxes Paid (net of refunds)

FEDERAL	$ 29,009
STATE	
AL	4,000
CA	20,452
TX	20,659
WI	3,581
OTHER	1,147
TOTAL	$ 78,848

15. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2025 and 2024, the Company leased portions of its corporate headquarters to Puppy Toes, Inc., a company owned by the Chief Executive Officer and his wife, and to Centurion Counsel, Inc., which is owned by Puppy Toes, Inc. Rent billed to these entities from the Company totaled $13,645 and $11,442 for the years ended December 31, 2025 and 2024, respectively.

Additionally, we receive full payroll reimbursement for employee services provided to Centurion Counsel and Puppy Toes, Inc. during the years ended December 31, 2025 and 2024, which totaled approximately $73,678 and $141,429, respectively. These reimbursements were at cost and were not marked up or discounted. As of December 31, 2025 and December 31, 2024, we had reimbursement receivable balances of approximately $1,524 and $12,376, which were paid in full during January 2025 and January 2026, respectively.

We recognized payments made to Mr. Dubose, who previously served as President of NetREIT Advisors, LLC and Dubose Advisors, LLC; Chief Financial Officer of NetREIT Dubose Model Home REIT, Inc.; and as a Director of the Company. Mr. Dubose is also the father-in-law of Mr. Hightower who now serves on our Board of Directors. For the years ended December 2025 and 2024, the Company paid Mr. Dubose $67,504 and $293,139, respectively. For the year ended December 31, 2024, these payments were a combination of Consulting payments totaling $191,250, and distributions and return of capital in his Trust's investments in DMH#203, DMH#204, DMH#205, DMH#206 and DMH#207 totaling $101,889. For the year ended December 31, 2025, these payments were a combination of Consulting payments totaling $50,000, and distributions and return of capital in his Trust's investments in DMH#205 and DMH#207 totaling $17,504.

We also recognized payments made to Mr. Heilbron, CEO of Presidio Property Trust, for his investment in DMH#207, LP. These payments were a combination of distributions and capital returns from DMH#207 LP. For the years ending December 31, 2025 and 2024, the payments were $1,323 and $4,604, respectively.

We recognized a payment of $11,880 made to Jim Durfey, Board of Director for Presidio Property Trust. This payment was paid from Puppy Toes, a company owned by Presidio Property Trust's Chief Executive Officer. This payment was for purchasing 18,000 shares of SQFT stock from Jim Durfey

16. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date the financial statements were issued. Based upon this review, except as disclosed below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements other than disclosed below.

The Board of Directors has suspended the Company's monthly dividend on its 9.375% Series D Cumulative Redeemable Perpetual Preferred Stock, commencing with the January 2026 monthly dividend that would have been paid on February 15, 2026. In accordance with the terms of the Series D Preferred Stock, the unpaid monthly dividends will continue to accrue at $0.19531 per share each month. The Company estimates that suspension of the dividend will preserve approximately $2.3 million in cash on an annualized basis. The Board and the Company intend to reassess, on a quarterly basis, when accrued dividends on the Series D Preferred Stock may be paid and when the monthly dividend payments can be reinstated.

On January 21, 2026, the Company received a notice that the Company's failure to repay in full by January 5, 2026 the indebtedness owed under that certain promissory note dated as of December 24, 2015 issued to The Bancorp Bank in the original principal amount of $17,727,500, the related loan agreement, dated as of December 24, 2015 by and between the Company and Bancorp Bank. The Company has received notification that the Shea Center II property governed by this agreement will be moved into receivership, which will fulfill its obligation for this non-recourse loan.

As of January 14, 2026, the Company sold Dakota Center for $5,125,000. The remaining loan balance was released as a part of the discounted payoff agreement with the lender. During February and March 2026, we sold five model homes in Texas for approximately $2.5 million and recorded a gain of approximately $0.1 million on sales. These sales included the final home for DMH#204 LP.

Presidio Property Trust, Inc. and Subsidiaries

Schedule III - Real Estate and Accumulated Depreciation and Amortization – as of December 31, 2025

All amounts are in thousands		Initial Cost				Total Cost			(1)				
Property Name/ Location	Encumbrances	Land Cost	Building & Improvements	Acquisition Price	Capitalized Improvements	Land Cost	Building & Improvements	Total Cost	Accumulated Depreciation & Amortization	Reserve for Impairment	NBV Real Estate	Date Acquired	Year Built/ Renovated
Genesis Plaza, San Diego, CA	$ 6,236	$ 1,400	$ 8,600	$ 10,000	$ 3,738	$ 1,400	$ 12,494	$ 13,894	$ 6,620	$ -	$ 7,274	08/10	1989
Dakota Center, Fargo, ND	8,740	832	8,743	9,575	4,524	832	13,267	14,099	5,053	4,185	4,861	05/11	1982
Grand Pacific Center, Bismarck, ND	6,361	413	4,926	5,339	3,581	413	11,197	11,610	3,527	-	8,083	03/14	1976
Arapahoe Center, Centennial, CO	8,670	1,420	10,430	11,850	1,680	1,420	12,110	13,530	4,656	-	8,874	12/14	2000
West Fargo Industrial, Fargo, ND	5,750	1,693	6,207	7,900	767	1,693	6,974	8,667	2,262	-	6,405	08/15	1998/2005
300 N.P., Fargo, ND	-	135	3,715	3,850	542	135	4,257	4,392	1,413	1,030	1,949	08/15	1922
One Park Centre, Westminster, CO	6,097	1,206	7,944	9,150	2,962	1,206	10,906	12,112	4,405	1,966	5,741	08/15	1983
Shea Center II, Highlands Ranch, CO	16,353	2,214	23,747	25,961	4,603	2,214	28,075	30,289	11,812	2,227	16,250	12/15	2000
McElderry, Baltimore, MD	5,670	215	8,677	8,892	28	215	8,705	8,920	904	-	8,016	12/20	2006
Total Office/ Industrial properties	63,877	9,528	82,989	92,517	22,425	9,528	107,985	117,513	40,652	9,408	67,453		
Mandolin, Houston, TX	3,441	1,330	3,562	4,892	14	1,330	3,577	4,907	397	-	4,510	08/21	2021
Total Retail properties	3,441	1,330	3,562	4,892	14	1,330	3,577	4,907	397	-	4,510		
Model Homes-DMH LP #204	213	65	299	364	-	65	299	364	41	-	323	07/12	2020
Model Homes-DMH LP #205	601	226	2,004	2,411	-	226	807	1,033	119	-	914	2019-2020	2019-2020
Model Homes-DMH LP #207	4,692	1,249	6,795	8,252	-	1,249	5,834	7,083	313	33	6,737	07/15	2023
Model Homes-NMH Inc.	20,098	5,087	23,055	27,659	-	5,087	25,004	30,091	1,174	204	28,713	2020-2024	2020-2024
Total Model Home properties	25,604	6,627	32,153	38,686	-	6,627	31,944	38,571	1,647	237	36,687		
CONSOLIDATED TOTALS:	**$ 92,922**	**$17,485**	**$ 118,704**	**$ 136,095**	**$ 22,439**	**$17,485**	**$ 143,506**	**$ 160,991**	**$ 42,696**	**$ 9,645**	**$108,650**		

(1) Depreciation is computed on a straight-line basis using useful lives up to 39 years.

Presidio Property Trust, Inc. and Subsidiaries

Schedule III - Real Estate and Accumulated Depreciation and Amortization (continued) – as of December 31, 2025

	For the Year Ended December 31,	
	2025	2024
Real estate		
Balance at the beginning of the year	$ 169,956,012	$ 183,238,901
Acquisitions	$ 9,444,465	$ 9,729,351
Improvements	$ 2,513,488	$ 2,261,826
Impairments	$ (6,371,437)	$ (1,784,311)
Dispositions of real estate	$ (24,196,867)	$ (23,489,755)
Balance at the end of the year	$ 151,345,661	$ 169,956,012
Accumulated depreciation and amortization		
Balance at the beginning of the year	$ (42,359,512)	$ (39,083,117)
Depreciation and amortization expense	$ (4,404,508)	$ (5,021,653)
Dispositions of real estate	$ 4,068,063	$ 1,745,258
Balance at the end of the year	$ (42,695,957)	$ (42,359,512)
Real estate assets, net	$ 108,649,704	$ 127,596,500

Board of Directors

Jack K. Heilbron
Chairman of the Board of Directors

Elena Piliptchak*-
Independent Director

Jennifer A. Barnes^
Independent Director

James R. Durfey*+^-
Lead Independent Director

Steve Hightower
Director

Tracie Hager^+*-
Independent Director

^ Audit Committee
+ Compensation Committee
* Nominating and Corporate Governance Committee
- Strategic Planning and Cybersecurity Committee

Executive Officers and Senior Management

Jack K. Heilbron
President & Chief Executive Officer

Gary M. Katz
Chief Investment Officer

Ed Bentzen
Chief Financial Officer

Steve Hightower
President of Model Home Division

Investor Services

Investor Relations and
Corporate Headquarters

Lowell Hartkorn
Presidio Property Trust, Inc.
4995 Murphy Canyon Road, Suite 300
San Diego, CA 92123
(866) 781-7721

Transfer Agent

Direct Transfer, LLC
One Glenwood Avenue, Suite 1001
Raleigh, NC 27603
(919) 744-2722

Independent Auditors

Baker Tilly US LLP
2040 Main Street, Suite 900
Irvine, CA 92614

Legal Counsel

Sichenzia Ross Ference Carmel LLP
1185 Avenue of the Americas, 26th Floor
New York, NY 10036

Venable LLP
750 E. Pratt Street, Suite 900
Baltimore, MD 21202

SEC Form 10-K

Presidio Property Trust, Inc.'s 2025 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is contained within this report. Additional copies are available free of charge by writing to or calling the Investor Relations and Corporate Headquarters referenced above.

Annual Meeting Date

Presidio Property Trust, Inc. will conduct its Annual Meeting of Stockholders on Tuesday, June 2, 2026

at 8:30 A.M., Pacific Time .



The Contrarian Real Estate Investment Trust

4995 Murphy Canyon Rd., Suite 300
San Diego, CA 92123
(866) 781-7721 TOLL FREE
(760) 471-0399 FAX
www.PresidioPT.com